

At the heart of food and service

2023 PROXY STATEMENT

TABLE OF CONTENTS

LETTER FROM OUR
CEO AND CHAIRMAN



Kevin Hourican
President and Chief Executive Officer



Ed Shirley
Chairman

Dear Sysco Stockholder,

Throughout our rich 54-year history, Sysco has maintained a record of delivering consistently strong results – and fiscal year 2023 was no different. Amid the persistently dynamic economic environment, Sysco was able to finish the year strong and deliver 29.5% profit growth vs. 2022. Now in its third year, our Recipe For Growth strategy has allowed us to navigate the operating environment to strengthen our position, continue to win market share, and outpace the market. Our team of 72,000 Sysco colleagues stayed dedicated to our customers through their collective commitment to our Purpose – connecting the world to share food and care for one another. This motivating principle differentiates us in the marketplace and plays a critical role in making decisions that define the future of foodservice and supply chain.

We exited FY23 with renewed confidence in the company's structural advantages. Accelerated supply chain initiatives continue to increase colleague retention and productivity, creating a better-trained and safer workforce. Enhancements to our strategic pricing tool ensure real-time cost fluctuations are built into our pricing strategies, allowing us to be "right on price," and enable our sales consultants to spend more time engaging with their customers. Planned expansion of our specialty footprint provides opportunities in new-to-us geographic areas. Our record performance this year demonstrates Sysco's resilience and ability to use competitive advantages to benefit the company and our shareholders.

Our Performance in Fiscal 2023[1]

Sysco's total sales were more than $76.3 billion in fiscal 2023, a record for Sysco that is reflective of our unique value proposition and diversified business portfolio. The performance of both our U.S. and International teams advanced total company sales growth by $7.7 billion for the year, or $8.6 billion on a constant currency basis. That sales growth is the equivalent of creating a net new Fortune 500 company.

We recorded a gross profit increase of 13.3% to $14.0 billion. Operating income increased 29.5% to $3.0 billion, and adjusted operating income increased 21.7% to $3.2 billion compared to the prior year, the highest full year adjusted operating income on record. We delivered earnings per share growth of 31.4% to $3.47 and adjusted earnings per share growth of 23.4% to $4.01. Through the traction of our Recipe For Growth and sequential improvements in efficiency, in fiscal 2023 our cash flow from operations increased to $2.9 billion. We returned $1.5 billion to our shareholders through quarterly dividends and share repurchases. We ended the year at 2.5x net debt to adjusted EBITDA, achieving our target ratio.

(1) *This paragraph contains non-GAAP financial measures. See pages 90 through 95 in the accompanying proxy statement for a reconciliation of these non-GAAP measures to the corresponding GAAP results and an explanation of the adjustments that we have made in order to calculate these adjusted measures.*

Recipe For Growth Strategy Remains the Forefront

Sysco's Recipe For Growth continues to create capabilities that spur growth and has positioned us to optimize key high-return initiatives and execute these programs with excellence. It is delivering important wins across the business. FY23 highlights include:

- *Digital*: We have progressed our digital tools by enhancing and personalizing customer offers, improving search and order entry, adding the Spanish language, and increasing customer conversion rates.
- *Products & Solutions*: We have improved our product assortment, with notable enhancements in our Italian and Specialty products, and enrolled over 12,000 customers in our Perks! loyalty program.
- *Supply Chain*: We have improved the efficiency and reliability of our supply chain. It is fueled by refined colleague training and performance management. Our Driver Training academy, now live nationwide, has been a key to this progress.
- *Customer Teams*: Our Sysco Your Way selling program is now in over 400 neighborhoods, across five countries. The program has delivered double-digit sales and profit growth in converted neighborhoods. We have increased our number of selling specialists to expertly represent our expanding assortment.
- *Future Horizons*: We reduced structural costs at Sysco, through a series of efficiency improvement levers, helping drive positive operating expense leverage. Additionally, we completed select acquisitions to complement Sysco's capabilities in our Italian and Produce businesses.

One Planet. One Table.

Sustainability remains an integral part of Sysco's business, and we have taken a leading role in driving the future of sustainability for our industry. Earlier this year, we announced our new sustainability platform - One Planet. One Table. – which unites our strategic efforts to care for people, source products responsibly, and protect the planet.

Since setting our industry-leading climate goal in November 2021, we've made significant progress in our commitment to protect the planet. We unveiled a first-of-its-kind Electric Vehicle ("EV") Hub in Riverside, CA in April. This facility will exclusively power a fleet of Sysco's EV trucks, tractors, and trailers through onsite solar energy. The comprehensive scope of this project at this scale has not been built anywhere in the world to date.

We are also making progress toward our Global Good Goal. After launching our volunteer recognition program last year, Sysco colleagues recorded volunteering nearly 24,000 hours in their communities in FY23. Additionally, Sysco donated millions of meals to feed the communities where we operate, and for the second year in a row, donated $1 million to Feeding America.

Sysco remains deeply committed to creating a workplace where everyone feels welcomed and respected. In short, everyone is welcome at our table. We will continue to live our values, and we believe that a diverse workforce is a stronger workforce, and our company's dedication to diversity, equity, and inclusion remains unchanged.

During FY23, we began offering domestic partner benefits, paid parental leave, and surrogacy leave to colleagues in the U.S. A diversity recruiting team was established and global Environmental, Social, and Governance ("ESG") goals were implemented to improve the representation of women in management and further ensure diverse candidate slates for director-level and above roles. To ensure we continue to meet our commitments, for the second year in a row, both ESG and diversity, equity, and inclusion metrics are included in our compensation program.

Sysco has the people, tools, and strategies to continue the positive momentum we created in FY23 into the new fiscal year. We believe that our performance provides significant proof of our ability to drive shareholder value through the macroeconomics and industry dynamics of FY24.

On behalf of our Board of Directors and all our Sysco colleagues, thank you for your continued trust and support in Sysco.



Kevin Hourican
President and Chief Executive Officer

Ed Shirley
Chairman

NOTICE
OF ANNUAL MEETING
OF STOCKHOLDERS

1390 Enclave Parkway
Houston, Texas 77077-2099

November 17, 2023
10:00 A.M. (Central Time)

The Annual Meeting of Stockholders (the "Annual Meeting") of Sysco Corporation, a Delaware corporation ("Sysco," the "Company," "we," "us" or "our"), will be held on Friday, November 17, 2023, at 10:00 a.m. (Central Time). We are holding the Annual Meeting in a virtual-only meeting format. You will not be able to attend the Annual Meeting at a physical location. We believe a virtual meeting will provide all stockholders a consistent experience and allow you to participate in the Annual Meeting, regardless of your location. You will be able to submit questions during the meeting using online tools, providing the opportunity for meaningful engagement with the Company. For more information about the virtual-only meeting format, please see Question 5, "How do I attend the Annual Meeting?" on page 87 of the accompanying proxy statement.

RECORD DATE

The record date for the Annual Meeting is September 18, 2023. Only stockholders of record of the Company's common stock ("Common Stock") at the close of business on the record date will be entitled to receive notice of and to vote during the Annual Meeting or any adjournment or postponement thereof.

VOTING YOUR PROXY

For instructions on voting, please refer to the notice you received in the mail or, if you requested a hard copy of the proxy statement, on your enclosed proxy card. To cast your vote during the Annual Meeting, you will need to enter the 16-digit control number found on the notice or proxy card, as applicable, at the time you log in to the meeting at virtualshareholdermeeting.com/SYY2023. You may inspect a list of stockholders of record at the Company's headquarters during regular business hours within the 10-day period before the Annual Meeting.

ITEMS OF BUSINESS

During the Annual Meeting, you will be asked to:

1. Elect as directors the 11 nominees named in the accompanying proxy statement to serve until the Annual Meeting of Stockholders in 2024;

2. Approve an advisory resolution regarding the compensation paid to Sysco's named executive officers;

3. Approve an advisory resolution regarding the frequency with which Sysco will conduct future stockholder advisory votes on executive compensation;

4. Ratify the appointment of Ernst & Young LLP as Sysco's independent registered public accounting firm for fiscal 2024; and

5. Consider a stockholder proposal related to re-establishing a policy for eliminating or reducing gestation crates in the Company's pork supply chain; and

6. Transact any other business as may properly be brought before the meeting or any adjournment or postponement thereof.

We encourage you to vote your proxy in advance of the Annual Meeting, even if you plan to attend, to ensure that your shares are represented. There are three convenient ways to vote right now:

By telephone	See the instructions at www.ProxyVote.com.
By Internet	See the instructions at www.ProxyVote.com.
By mail	If you requested a paper copy of the proxy statement, complete the enclosed proxy card, including your signature and the date, and return in the enclosed postage-paid envelope.

Dated and first mailed to stockholders on or about **October 5, 2023**
Houston, Texas

By Order of the Board of Directors
Eve M. McFadden
Senior Vice President, Legal,
General Counsel and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on November 17, 2023

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended July 1, 2023 are available at www.proxyvote.com.

PROXY STATEMENT SUMMARY

This summary highlights information contained in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. For complete information about Sysco's performance, please see our Annual Report on Form 10-K for the fiscal year ended July 1, 2023.



WHEN
Friday, November 17, 2023,
at 10:00 a.m. (Central)



WHERE
The meeting will be held virtually at
virtualshareholdermeeting.com/SYY2023



RECORD DATE
September 18, 2023

At the close of business on the record date, there were 504,225,572 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share owned on the record date on each matter presented at the Annual Meeting.

MEETING AGENDA

The matters we will act upon at the Annual Meeting are:

Proposal	Board voting recommendation	Where to find more information
Elect 11 directors for a one-year term (Item 1)	**FOR** each nominee	Page 20
Approve, on an advisory basis, the compensation paid to our named executive officers (Item 2)	**FOR**	Page 44
Approve, on an advisory basis, the frequency of future Say-On-Pay Votes (Item 3)	**FOR "1 Year"**	Page 79
Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2024 (Item 4)	**FOR**	Page 82
Consider a stockholder proposal related to re-establishing a policy for eliminating or reducing gestation crates in the Company's pork supply chain (Item 5)	**AGAINST**	Page 83

BUSINESS HIGHLIGHTS



SALES INCREASED **11.2%** TO $76.3 BILLION

OPERATING INCOME INCREASED **29.5%** TO $3.0 BILLION

NET INCOME INCREASED **30.3%** TO $1.8 BILLION

EBITDA[1] INCREASED **14.1%** TO $3.6 BILLION

(1) Adjusted EBITDA represents a non-GAAP measure; see reconciliation in Annex I - Non-GAAP Reconciliations.

DIRECTOR NOMINEES

	Name	Age	Director since	Experience	Independent	Committee Memberships[1]	Other Public Company Boards
	Daniel J. Brutto	67	September 2016	Former President, UPS International and Senior Vice President, United Parcel Service, Inc.	Yes	CGN Executive Sustainability*	● Illinois Tool Works Inc.
	Francesca DeBiase	58		Former Executive Vice President Chief Global Supply Chain Officer at McDonald's Corporation	Yes		● Norfolk Southern Corporation
	Ali Dibadj	48	January 2022	Chief Executive Officer Janus Henderson Group plc	Yes	Audit Sustainability	● Janus Henderson Group plc
	Larry C. Glasscock	75	September 2010	Former Chairman of the Board of Directors, CEO and President of WellPoint, Inc. (now Elevance, Inc.)	Yes	CLD CGN* Executive	● Simon Property Group, Inc.
	Jill M. Golder	61	January 2022	Former Senior Vice President and Chief Financial Officer Cracker Barrell Old Country Store, Inc.	Yes	Audit Sustainability Technology	● ABM Industries, Inc.
	Bradley M. Halverson	63	September 2016	Former Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar Inc.	Yes	Audit* CLD Executive	● Constellation Energy Corporation ● Lear Corporation ● Satellogic, Inc.
	John M. Hinshaw	53	April 2018	GMD Chief Operating Officer, HSBC Group Management Services, Ltd.	Yes	CGN CLD Technology	
	Kevin P. Hourican	50	February 2020	President and Chief Executive Officer, Sysco Corporation	No	Executive	
	Alison Kenney Paul	65	January 2022	Managing Director, Global Alliances Google, Inc.	Yes	CGN CLD* Executive	
	Edward D. Shirley	66	September 2016	Chairman of the Board, Sysco Corporation	Yes	Audit CLD Executive*	
	Sheila G. Talton	70	September 2017	President and Chief Executive Officer of Gray Matter Analytics	Yes	CGN Sustainability Technology* Executive	● Deere & Company ● OGE Energy Corp.

(1) Full committee names are as follows:
"Audit" – Audit Committee |"CGN" – Corporate Governance and Nominating Committee |"Executive" – Executive Committee
"CLD" – Compensation and Leadership Development Committee |"Sustainability" – Sustainability Committee |"Technology" – Technology Committee

* Denotes committee chairperson

Director Nominee Tenure and Diversity

INDEPENDENT DIRECTOR NOMINEE TENURE



INDEPENDENT DIRECTOR NOMINEE DIVERSITY



40% Women (4 of 10)

20% Ethnically or Racially Diverse (2 of 10)

Director Qualifications

The Board believes every director should have one or more of the following qualifications because they are particularly relevant to the Company's strategic priorities. These qualifications were all considered by the Board in connection with this year's director nomination process:



Qualification	Count
Accounting/ Audit/ Financial Reporting	8
Business Operations	10
Distribution/ Supply Chain	7
Executive Leadership/ Management	11
Finance	10
Foodservice Industry Experience	4
HR/ Human Capital Management/ Large Workforce	10
International/ Global	9
M&A/ Integration	8
Marketing/ Sales/ Merchandising	7
Public Company Board Service	8
Risk Oversight/ Management	10
Strategy Development	11
Sustainability/ ESG	5
Digital Technology/ Cybersecurity	6

Corporate Governance Facts

- ✓ Separate Chairman of the Board and CEO
- ✓ 15-year limit on director tenure
- ✓ Annual Board and committee self-evaluations
- ✓ Periodic 360-degree individual director performance evaluations
- ✓ 90.9% of the Board nominees are independent
- ✓ Annual election of all directors
- ✓ No director may serve on more than four other boards and no audit committee member may serve on more than two other audit committees

- ✓ Independent directors meet regularly without management present
- ✓ Proxy access right
- ✓ Stockholder right to call a special meeting
- ✓ Significant stock ownership requirements for all directors and executive officers
- ✓ Single class of voting stock
- ✓ Regular engagement with stockholders
- ✓ Majority voting standard

EXECUTIVE COMPENSATION HIGHLIGHTS

Fiscal 2023 Compensation Design

In July 2022, the Compensation and Leadership Development Committee (the "CLD Committee") established the executive compensation program for fiscal year 2023. The CLD Committee noted that, during fiscal year 2022, we increased annual sales by 37.2%, on a comparable 52-week basis, to more than $68 billion and delivered $2.3 billion of operating income. See reconciliation in Annex I - Non-GAAP Reconciliations. Also, in the U.S., we grew more than 1.3 times the industry, which exceeded our goal for the fiscal year, and our second half performance was even stronger than the first. This outperformance in the U.S., along with much improved performance in our international businesses, helped drive over $18 billion of total company sales growth for the year.

As the uncertainty of the COVID-19 pandemic subsided and after a strong financial performance in fiscal year 2022, the Committee turned its focal point to setting financial measures of performance and target payout levels that demonstrated an appropriate pay for performance linkage.

Annual Incentive Program: The Annual Incentive Plan ("AIP") for fiscal year 2023 provided an incentive opportunity tied to financial measures, Strategic Business Objectives ("SBOs") aligned to the highest priority initiatives under our Recipe for Growth strategic plan and our Environmental Social and Governance ("ESG") SBOs.

Long-Term Incentive Program: The Long-Term Incentive Program ("LTIP") awards included a mix of: (i) performance share units ("PSUs") with a three-year performance period aligned with the achievement of targeted market share growth in U.S. markets (measured by total U.S. sales) and earnings per share; (ii) stock options; and (iii) restrictive stock units ("RSUs").

Pay Element	Description	Fiscal Year 2023 Performance Process
Base Salary	Cash	A fixed, competitive base of cash compensation intended to reflect the NEO's position and responsibilities. Contributes to a competitive pay mix with an appropriate balance between fixed and variable pay components.
Annual Incentive Program	Cash	Variable component of pay intended to reward achieving annual performance objectives, consisting of the following performance measures: 60% Financial Measures, 30% Recipe for Growth SBOs; and 10% ESG SBOs.
Long-Term Incentive Program	Performance Share Units 50% of LTIP opportunity	Enhance performance and compensation alignment by linking payouts to the achievement of Sysco's financial goals and objectives based 50% upon Market Share Growth and 50% upon Earnings Per Share. The total number of shares earned by each NEO as a result of the Company's performance with regard to these performance targets will be subject to adjustment based on the Company's total shareholder return ("TSR") during the performance period as compared to the S&P 500 companies.
	Stock Options 30% of LTIP opportunity	Closely align the executives' interests with those of our stockholders, with realized value based on post-grant share price appreciation. Also, fosters retention through time vesting requirements.
	Restricted Stock Units 20% of LTIP opportunity	Strengthens retention over relevant time periods to help ensure consistency and execution of long-term strategies.

Our executive compensation programs directly link a substantial portion of annual executive compensation to Sysco's performance relative to pre-established metrics. These programs are designed to deliver highly competitive compensation for superior Company performance. Likewise, when Company performance falls short of expectations, our variable incentive programs deliver lower levels of compensation. The CLD Committee tries to balance pay-for-performance objectives with retention considerations, so that, even during temporary downturns in the economy and the foodservice industry, the programs continue to ensure that qualified, successful, performance-driven employees stay committed to increasing Sysco's long-term value. Furthermore, to attract and retain highly skilled management, our compensation program must remain competitive with those of comparable employers that compete with us for talent.

We use the following key principles as the cornerstone of Sysco's executive compensation philosophy to attract, develop and retain business leaders to drive financial and strategic growth and build long-term stockholder value:

- **Pay for Performance**: Provide base salaries that reflect each NEO's background, experience and performance, combined with variable incentive compensation that rewards executives at higher levels than at peer companies when superior performance is achieved, while below median performance results in compensation that is below the median pay of peer companies;
- **Competitiveness and Retention**: Provide a competitive pay opportunity that attracts and retains the highest quality professionals;
- **Accountability for Short- and Long-Term Performance**: Strike an appropriate balance between achieving both short-term and long-term interests of the business through short-term and long-term compensation; and
- **Alignment with Stockholders' Interests**: Link the interests of our executive officers with those of our stockholders through significant at-risk, equity-based compensation.

SUSTAINABILITY HIGHLIGHTS

Sysco is committed to caring for people, sourcing products responsibly, and protecting the planet. Program highlights from the last fiscal year include:

PEOPLE



- **Donated millions of meals** to support communities globally in need and **continued to progress against our global good goal to generate $500 million worth of good by 2025.**
- **Partnered with two leading universities to accelerate climate innovation**, lead the industry towards a more sustainable future, and prepare the next generation of sustainability and supply chain leaders.

PRODUCT



- **Hosted our first Supplier Sustainability Summit** to activate the food value chain to reduce greenhouse gas emissions and enhance the Company's capabilities to highlight sustainable products to its customers.
- **Successfully progressed the expansion of Company's sustainable agriculture program into produce**, which engages suppliers of 14 fresh crops to implement sustainable growing practices such as responsible use of agriculture inputs, water and energy conservation, and ecological protection.

PLANET



- **Advanced the Company's fleet electrification program** by launching the Company's first electric vehicle hub in Riverside, California, and pursuing fleet electrification in additional markets.
- **Furthered the Company's renewable electricity program** by building on-site solar arrays and increasing renewable electricity procurement across our North America businesses.

For further discussion of Sysco's sustainability ("Sustainability") strategy and long-term goals, see our website at www.sysco.com in the "Sustainability" section.

CORPORATE GOVERNANCE

We believe good corporate governance is critical to achieving business success. To provide a general framework for the management of the Company and reflect our commitment to sound governance practices, the Board has adopted certain policies and other documents, collectively referred to in this proxy statement as our "Governance Documents." Our Governance Documents include the following:

- Amended and Restated Bylaws;
- Corporate Governance Guidelines;
- the Charters of the Board's six standing committees; and
- the Global Code of Conduct.

The Governance Documents outline the functions of the Board and each Board committee, director responsibilities, and various processes and procedures designed to ensure effective and responsive governance.

The Corporate Governance and Nominating Committee (the "Governance Committee") regularly reviews the Governance Documents and recommends revisions, as needed, to the Board to reflect developments in the law and corporate governance practices.

The Governance Documents are available to view or download from our website at www.sysco.com under "Investors—Corporate Governance." These documents will also be provided without charge to any stockholder, upon written request to the Corporate Secretary at Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077. The information on any website referenced in this proxy statement, including www.sysco.com, is not deemed to be part of or incorporated by reference into this proxy statement.

Governance Highlights

BOARD COMPOSITION AND ACCOUNTABILITY:

Board Leadership
- Mr. Shirley leads the Board of Directors as independent Chairman
- Each Board committee has an independent chair

Board Refreshment & Director Tenure Policy
- Non-employee directors may not serve on the Board for more than 15 years
- Five of our current independent directors have joined the Board in the past five years
- Average tenure of the independent director nominees is four years

Board Evaluations
- Annual Board and committee self-evaluations aim to increase Board effectiveness and inform future Board refreshment efforts
- Periodic 360-degree performance evaluations of individual directors

Director Independence
- At least a majority of our directors must meet the New York Stock Exchange ("NYSE") criteria for independence, as well as the additional criteria set forth in our Corporate Governance Guidelines
- All members of the Audit, Compensation and Leadership Development ("CLD"), and Governance Committees must be independent under the applicable standards of the NYSE and the Securities and Exchange Commission ("SEC")
- Our Board has determined that all director nominees, other than the CEO, are independent

Annual Elections
- All of our directors are elected annually

Overboarding Policy
- Non-employee directors should generally not serve on more than four additional public-company boards of directors (or two additional boards for directors who are employed full time)
- Members of the Audit Committee may not serve on more than two other public company audit committees

Risk Oversight
- The Board works through its committees and senior management to exercise oversight of the enterprise risk management process

STOCKHOLDER RIGHTS:

Proxy Access
- Stockholders who have beneficially owned 3% or more of our outstanding Common Stock continuously for at least three years may nominate a number of director nominees equal to the greater of two or 20% (rounded down) of the total number of directors constituting our Board, subject to applicable limitations and procedural requirements

Right to Call Special Meeting
- Stockholders holding at least 25% of our outstanding Common Stock have the right to call a special meeting of stockholders, subject to applicable limitations and procedural requirements

Action by Written Consent
- Stockholders having at least the minimum voting power required to take a corporate action may do so by a written consent in lieu of calling a stockholders meeting

Majority Voting Standard
- Each of our directors is elected by a majority of the votes cast in an uncontested election
- Any incumbent director who fails to receive more "for" than "against" votes must tender an offer to resign to the Board

Single Voting Class
- We have only one class of stock, Common Stock, that is entitled to vote on the election of directors and other matters submitted to a vote of stockholders

Stockholder Engagement
- We prioritize a program of regular engagement with our stockholders regarding matters of corporate governance, executive compensation and sustainability
- Board leaders, including our Chairman, the Chair of our CLD Committee, the Chair of our Governance Committee and the Chair of our Sustainability Committee, participate in stockholder engagement initiatives

No Poison Pill
- We do not have a poison pill or similar stockholder rights plan

BOARD LEADERSHIP STRUCTURE

The Corporate Governance Guidelines provide that the roles of Chairman and CEO may be separated or combined, and the Board exercises its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. The Board currently believes that separating the roles of Chairman and CEO is in the best interests of Sysco and its stockholders and represents the most effective leadership structure for the Company.

Mr. Shirley has served as the Board's independent Chairman since November 20, 2020. In his role as Chair, Mr. Shirley's responsibilities include:

- reviewing meeting agendas and schedules for meetings of the Board with the CEO;

- overseeing and approving information and materials sent to the Board, serving as the primary liaison between the independent directors and the CEO and presiding at meetings of the non-employee and independent directors;

- being available for consultation and director communication;

- reviewing with the CEO the nature and content of director communications in response to inquiries from outside parties; and

- in consultation with the CEO, reviewing written communications between directors and officers or employees of the Company.

The Board regularly reviews its leadership structure, including during the Board's annual evaluation process, to determine the most appropriate arrangement. Since the Company was founded in 1969, the Board has established a variety of Board leadership structures, including independent Board Chairs, Executive Chairs, and combined CEO/Chairs. The Board believes that the current leadership structure best enables the Board to provide effective, independent oversight of the Company.

DIRECTOR INDEPENDENCE

Our Guidelines require that at least a majority of our directors meet the criteria for independence that the NYSE has established for continued listing, as well as the additional criteria set forth in the Corporate Governance Guidelines. Additionally, we require that all members of the Audit Committee, the CLD Committee, and the Governance Committee be independent, that all members of the Audit Committee satisfy the additional requirements of the NYSE and SEC rules, and that all members of the CLD Committee satisfy the additional NYSE requirements.

For a director to be considered independent under the NYSE corporate governance listing standards, the Board must determine that the director does not have any direct or indirect material relationships with the Company, including any of the relationships identified in the NYSE independence standards. The Board considers all relevant facts and circumstances in making its independence determinations.

To assist the Board in determining director independence, our Guidelines provide that the following relationships will not impair a director's independence:

- if a Sysco director is an executive officer of another company that does business with Sysco and the annual sales to, or purchases from, Sysco are less than 2% of the annual consolidated gross revenues of that other company;

- if a Sysco director is an executive officer of another company that is indebted to Sysco, or to which Sysco is indebted, and the total amount of either company's indebtedness to the other is less than 2% of the total consolidated assets of the other company, so long as payments made or received by Sysco as a result of such indebtedness do not exceed the greater of $1 million or two percent of such other company's consolidated gross revenues; and

- if a Sysco director serves as an officer, director or trustee of a tax-exempt charitable organization, and Sysco's discretionary charitable contributions to the organization, without reference to Sysco's automatic matching of employee charitable contributions, are less than 2% of that organization's total annual charitable receipts.

The Board has reviewed all relevant relationships between those individuals who served as a director at any time during fiscal 2023 (and those who are nominated for election at the Annual Meeting) and Sysco. The relationships reviewed included any described below under "Certain Relationships and Related Person Transactions" and several relationships that did not automatically impair independence under the NYSE standards or our Corporate Governance Guidelines, either because of the type of affiliation between the director and the other entity or because the amounts involved did not meet the applicable thresholds.

These additional relationships included the following, which were considered by the Board at the time it made its independence determinations: (for purposes of this section, the terms "Sysco," "we," "us" and "our" include our operating companies.)

- Mr. Cassaday's service as a director of one of our suppliers;

- Mr. Dibadj's service as Chief Executive Officer of an asset management company that owns less than 5% of Sysco's outstanding Common Stock based on its most recent public disclosure;

- Ms. Golder's service as a director of one of our customers;

- Mr. Halverson's service as a director of a charitable organization that is one of our customers;

- Mr. Hinshaw's former service as a director of one of our suppliers and his service as an executive officer of a banking and financial services organization that provides commercial lending services to Sysco and that has received from Sysco, in each of the past three fiscal years, an aggregate amount significantly less than the maximum amount permitted under the NYSE listing standards for director independence (i.e., 2% of the other entity's consolidated gross revenues);

- Ms. Paul's service as a managing director of a Sysco customer and supplier that has paid to Sysco, and received from Sysco, in each of the past three fiscal years, an aggregate amount significantly less than the maximum amount permitted under the NYSE listing standards for director independence (i.e., 2% of the other entity's consolidated gross revenues); and

- Mr. Shirley's service as a director of one of our customers.

After reviewing this information, the Board has determined that no Board nominee, other than Mr. Hourican, has a material relationship with Sysco and that all nominees, other than Mr. Hourican, are independent under the NYSE standards and the categorical standards set forth in our Guidelines.

The Board also determined that Dr. Koerber, who will retire effective as of November 17, 2023, and Mr. Cassaday, who retired from Board effective November 18, 2022, were independent during their time as directors of Sysco.

The Board has also determined that each member of the Audit Committee, CLD Committee and Governance Committee is independent. Our Guidelines also provide that no independent director who is a member of the Audit, CLD or Governance Committees may receive any compensation from Sysco, other than in his or her capacity as a non-employee director or committee member. The Board has determined that no non-employee director received any compensation from Sysco at any time since the beginning of fiscal 2023, other than in his or her capacity as a non-employee director, committee member, committee chairman or Chairman of the Board.

BOARD COMMITTEES

The Board has six standing committees: Audit Committee, Compensation and Leadership Development Committee (the "CLD Committee"), Corporate Governance and Nominating Committee (the "Governance Committee"), Sustainability Committee, Technology Committee, and Executive Committee. The written charters for all six committees are published on our website (**www.sysco.com**) under "Investors — Corporate Governance." The current membership and primary responsibilities of the committees are summarized below.

Audit Committee	Primary Responsibilities	Fiscal 2023 Meetings
Mr. Halverson (*Chair*) Mr. Dibadj Ms. Golder Dr. Koerber Mr. Shirley	● Oversees and reports to the Board with respect to various auditing and accounting matters, including the selection of the independent registered public accounting firm (the "Independent Auditors"), the scope of audit procedures, the nature of all audit and non-audit services to be performed by the Independent Auditors, the fees to be paid to the Independent Auditors, and the performance of the Independent Auditors ● Reviews Sysco's accounting practices and policies ● Reviews and discusses with managment certain treasury/finance matters, including the Company's policies governing capital structure, debt limits, dividends, and liquidity, and reviews and recommends to the Board the issuance and repurchase of Company securities ● Assists the Board with its oversight and monitoring of the Company's risk assessment and risk management policies and processes ● Oversees and reports to the Board with respect to compliance with legal and regulatory requirements, corporate accounting, reporting practices, and the integrity of the Company's financial statements ● In consultation with the Sustainability Committee, reviews with management the Company's sustainability disclosures within the financial reporting framework, including the Annual Sustainability Report, the alignment of the Company's financial reporting and sustainability disclosures and the internal controls and procedures related to sustainability disclosures, including any assurance being provided by the Independent Auditors or other third parties The Board has determined that each member of the Audit Committee is independent, as defined in the NYSE's listing standards, Section 10A of the Securities Exchange Act of 1934 and the Corporate Governance Guidelines. The Board has determined that each member of the Audit Committee is financially literate and that each of Messrs. Dibadj and Halverson and Ms. Golder meets the definition of an audit committee financial expert as defined in SEC rules. No Audit Committee member serves on the audit committees of more than two other public companies.	9

Compensation and Leadership Development Committee	Primary Responsibilities	Fiscal 2023 Meetings
Ms. Paul *(Chair)* Mr. Glasscock Mr. Halverson Mr. Hinshaw Mr. Shirley	● Evaluates and approves executive compensation philosophies, policies, plans, and programs, including to ensure that compensation actions link pay and performance, provide a competitive pay opportunity to attract and retain key executive talent, provide accountability for short- and long-term performance, and align the interests of Sysco's senior officers with the interests of stockholders ● Establishes and approves all compensation, including the corporate goals on which compensation is based, of the CEO and the other senior officers, including the named executive officers ● Oversees the process for the evaluation of management, including the CEO ● Reviews and approves any clawback policy allowing the recoupment of compensation paid to colleagues, including the senior officers ● Reviews and approves all employment agreements, separation and severance agreements and other compensatory contracts, arranagements, perquisites and payments with respect to current or former senior officers ● Reviews and determines equity awards for all colleagues that participate in any incentive programs, and oversees management's exercise of its previously delegated equity grant authority ● Reviews, approves, and recommends the establishment or amendment of any compensation or retirement program (i) in which any senior officer will participate, (ii) that requires stockholder approval, or (iii) that could reasonably be expected to have a material cost impact ● Reviews and discusses with the CEO the Company's leadership development programs and succession planning for the other senior officers ● Evaluates the independence and any potential conflict of interest raised by the work of a compensation consultant, independent legal counsel or other advisor (whether retained by the CLD Committee or management) prior to selecting or receiving advice, taking into consideration all factors relevant to its independence from management, including any factors required by the NYSE or applicable law ● Reviews the Company's human capital policies and strategies Except for decisions that impact the compensation of Sysco's CEO, the CLD Committee is generally authorized to delegate any decisions it deems appropriate to a subcommittee. In such a case, the subcommittee must promptly report any action that it takes to the full CLD Committee. In addition, the CLD Committee may delegate to any one or more members of the Board its full equity grant authority (other than for grants made to Sysco's senior officers). The CLD Committee has delegated such authority to the CEO with respect to certain non-executive employees, subject to specified limitations. For a detailed description of the CLD Committee's processes and procedures for determining executive compensation, see the "Compensation Discussion and Analysis" section of this proxy statement below. The Board has determined that each member of the CLD Committee is independent as defined in the NYSE's listing standards and the Company's Corporate Governance Guidelines. **COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION** No member of our CLD Committee is, or has at any time during the past year been, an officer or employee of Sysco or had any relationship requiring disclosure by Sysco under Item 404 of Regulation S-K. During fiscal year 2023, there were no situations where an executive officer of Sysco served on the compensation committee or board of another corporation that had an executive officer serving on Sysco's Board of Directors or the CLD Committee.	7

Corporate Governance and Nominating Committee	Primary Responsibilities	Fiscal 2023 Meetings
Mr. Glasscock (*Chair*) Mr. Brutto Mr. Hinshaw Ms. Paul Ms. Talton	● Recommends to the Board nominees for election as directors and candidates for appointment to the Board's committees ● Recommends to the Board candidates for appointment as senior officers of the Company ● Oversees the process for reviewing the performance of the members of the Board and its committees ● Recommends to the Board the compensation of non-employee directors ● Reviews related person transactions and reviews and makes recommendations regarding changes to Sysco's Related Person Transaction Policy ● Reviews and makes recommendations regarding the organization and effectiveness of the Board and its committees, the conduct of meetings, and CEO succession planning ● Reviews and makes recommendations regarding changes to Sysco's Global Code of Conduct, periodically reviews overall compliance with the Code, and approves any waivers to the Code given to Sysco's executive officers and directors ● Monitors compliance with and approves waivers to Sysco's Securities Trading Policy ● Recommends to the Board a set of corporate governance guidelines applicable to the Company The Board has determined that each member of the Governance Committee is independent as defined in the NYSE's listing standards and the Company's Corporate Governance Guidelines.	8

Sustainability Committee	Primary Responsibilities	Fiscal 2023 Meetings
Mr. Brutto (*Chair*) Mr. Dibadj Ms. Golder Dr. Koerber Ms. Talton	● Reviews and acts in an advisory capacity to the Board and management with respect to policies and strategies that affect Sysco's role as a socially responsible organization ● Reviews, evaluates, and provides input on the development and implementation of Sysco's sustainability strategy, including as it relates to the achievement of sustainability goals and objectives previously established by the Board ● Reviews Sysco's charitable, civic, educational, and business contributions and policies and practices related thereto	5

Technology Committee	Primary Responsibilities	Fiscal 2023 Meetings
Ms. Talton (*Chair*) Ms. Golder Mr. Hinshaw	● Reviews and acts in an advisory capacity to the Board and management with respect to those polices and strategies of the Company that affect the Company's technology strategies ● Reviews material information technology ("IT") projects and assesses whether and to what extent Sysco's IT programs effectively support the Company's business and strategic objectives ● Advises the Board with regard to significant IT matters ● Supports the Board in its oversight of cybersecurity risk management efforts	9

Executive Committee	Primary Responsibilities	Fiscal 2023 Meetings
Mr. Shirley (*Chair*) Mr. Brutto Mr. Glasscock Mr. Halverson Mr. Hourican Ms. Paul Ms. Talton	● Acts in the place of the Board and exercises all of the powers of the Board when necessary, to the extent permitted by applicable law between meetings of the Board	0

BOARD MEETINGS

During fiscal 2023, the Board held seven meetings, including four regular meetings and three special meetings, and committees of the Board held a total of 38 meetings. Overall attendance at such meetings was approximately 95.8%. Each director attended at least 75% of the aggregate of all meetings of the Board and the committees on which he or she served during fiscal 2023, except for Mr. Shirley, who was unable to attend one set of regular meetings due to medical reasons. Mr. Shirley did attend over 70% of the aggregate meetings of the Board and the committees on which he served during fiscal 2023, including 86% of the Board meetings and 75% of the CLD Committee meetings. In addition, Mr. Shirley engaged regularly in one-on-one meetings with the CEO on various strategic matters, participated in Board meeting preparatory sessions and attended several special meetings of the committees of which he was not a member.

The independent directors meet regularly in executive session without the CEO or any other member of management present. In fiscal 2023, the independent directors met in executive session four times. Mr. Shirley presided over three of the sessions and Mr. Glasscock presided over one session.

It is the Board's policy that directors attend the Annual Meeting, to the extent practicable. Eight directors, representing 73% of the full Board, attended the 2022 Annual Meeting of Stockholders.

ANNUAL BOARD SELF-EVALUATION

Every year, the Board conducts a self-evaluation to determine whether the Board and its committees are functioning effectively. The Chairman of the Board and the Chairman of the Governance Committee led a discussion of the Board's performance in executive session.

In addition, each Board committee conducts a self-evaluation of its performance, focused on the committee's key responsibilities. As part of the evaluation process, each director completes a committee self-evaluation questionnaire developed by the Governance Committee. This year, the questionnaire responses were compiled and reviewed by internal legal counsel. Each committee chairperson received a summary of the responses, without attribution to any individual director. The committees reviewed feedback from their respective self-evaluations, as did the full Board. Key learnings from the Board and committee self-evaluations play an important role in informing the Board's approach to refreshment and succession planning.

For the past five years, the Board's self-evaluation process has been enhanced to include periodic "360 degree" individual director performance reviews, which involve a confidential evaluation of the individual performance of directors selected by the Governance Committee by each of the other directors, key members of senior management, and representatives of certain independent, third-party firms that routinely interact with the directors assessed. An independent, third-party corporate governance firm compiles and communicates the feedback from these reviews to the directors assessed.

RISK OVERSIGHT

BOARD OF DIRECTORS

- Oversees Sysco's enterprise risk management process to ensure it is consistent with the Company's short- and long-term goals.
- Considers enterprise risk in evaluating the Company's strategy, including specific strategies, and emerging risks.
- Monitors specific enterprise risks it has chosen to retain oversight, such as risks related to competitive threats, senior leadership succession planning, cybersecurity and business continuity.

The Board's committees help oversee the enterprise risk management process within their respective areas of authority.

Audit Committee

- Reviews the process by which management assesses and manages the Company's exposure to enterprise risk.
- Makes recommendations about the process by which members of the Board and relevant committees will be made aware of the Company's material enterprise risks, including recommendations regarding which committee would be appropriate to oversee management regarding the Company's material risks.
- Appoints and evaluates our Independent Auditors, reviewing our internal controls over financial and sustainability reporting, overseeing our internal audit function, overseeing customer credit risk, and reviewing contingent liabilities that may be material to the Company.
- Oversees risks related to legal and compliance matters, including fraud, ethics, and significant regulatory issues.

Technology Committee

- Oversees risks related to cybersecurity and data protection, receiving comprehensive updates from management at least quarterly regarding the Company's technology and cybersecurity programs.

CLD Committee

- Ensures our executive compensation policies and practices do not incentivize excessive or inappropriate risk-taking.
- Oversees risks related to the Company's human capital strategies, including succession planning, leadership development, pay equity, culture, and diversity, equity, and inclusion.

Governance Committee

- Ensures proper corporate governance standards are maintained, that the Board consists of qualified directors, and that qualified individuals are chosen as senior officers.
- Monitors compliance with the Company's Global Code of Conduct and Securities Trading Policy and oversees significant related person transactions.

Sustainability Committee

- Oversees risks related to environmental and social issues, jointly with the full Board.

MANAGEMENT

- Identifies, manages, and mitigates enterprise risks, and reports directly to the Audit Committee and the Board on a regular basis with respect to enterprise risk management.
- Annually reviews with the Board the Board-level enterprise risks identified, such as strategic, operational, financial, external/regulatory, reputation, and emerging risks, as well as management's process and resources needed for mitigating the potential effects of such risks.
- Frequently discusses the prioritization of enterprise risks, assignment of risk owners responsible for ensuring risks remain within management's risk tolerance and tracking and monitoring risk information.

The Chairman of the Board coordinates the flow of information regarding enterprise risk oversight from each committee to the independent directors and participates in the review of the agenda for each Board and committee meeting. As the areas of oversight among committees sometimes overlap, committees may hold joint meetings when appropriate and address certain enterprise risk oversight issues at the full Board level. The Board considers enterprise risk in evaluating the Company's strategy, including specific strategic and emerging risks. The Board also monitors any specific enterprise risks for which it has chosen to retain oversight, such as risks related to competitive threats, senior leadership succession planning, cybersecurity, and business continuity.

BOARD OF DIRECTORS MATTERS (ITEM 1)

BOARD REFRESHMENT AND DIRECTOR ORIENTATION AND EDUCATION

Our Board recognizes the importance of consistent, deliberate Board refreshment and succession planning to ensure that the directors collectively have the skills, experience, and qualifications necessary for the Board to successfully establish and oversee management's execution of the Company's strategic priorities. In order to promote thoughtful Board refreshment, in 2016 our Board adopted a Board refreshment plan, pursuant to which the Board has elected most of the current independent, non-employee directors. The Governance Committee is responsible for developing a succession plan for the Board and making recommendations to the Board regarding director succession.

Director Recruitment

The Governance Committee is responsible for identifying and evaluating candidates for election to Sysco's Board of Directors. Since the adoption of our Board refreshment plan in 2016, our Board has periodically engaged the services of third-party search firms to assist with identifying and recruiting appropriate director candidates. In 2023, the Governance Committee again engaged the services of third-party search firms to identify candidates possessing the skills, experience and other qualifications in the context of the Board's composition and the Company's strategic priorities. Following consideration of the candidates presented upon the unanimous recommendation of the Governance Committee, the Board nominated one new independent director for election at the Annual Meeting. As our incumbent directors retire from the Board from time to time, we will continue our director recruitment efforts to help ensure that the size of the Board is maintained at an appropriate level.

Director Tenure Policy

Our director tenure policy provides that no non-employee director who will have served on the Board for 15 years as of the date of a Board election may be nominated for election or re-election. Since we adopted this policy in 2016, the average tenure of our independent director nominees has declined from nine years to four years.

Director Orientation and Continuing Education

All new directors participate in the Company's Orientation Program, which is conducted within six months of the meeting at which new directors are elected. This orientation includes presentations by senior management that familiarize new directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its ethics and compliance program, its Global Code of Conduct, its principal officers, and its internal and Independent Auditors. In addition, the Orientation Program includes visits to the Company's headquarters and to at least one of the Company's significant operating companies.

The Company may develop continuing education programs sponsored by the Company from time to time, including programs addressing legal, financial, regulatory and industry specific topics. In addition, we encourage directors to attend director education seminars at the Company's expense. The Board recommends that directors use their reasonable best efforts to complete eight hours of director education seminars every two years.

ELECTION OF DIRECTORS

Election Requirements

The Company's bylaws provide for majority voting in uncontested director elections, meaning that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. The Company does not permit cumulative voting. Any incumbent director who is not re-elected in an uncontested election is required to tender the director's resignation to the Governance Committee. The Governance Committee will consider the tendered resignation and recommend to the Board whether to accept or reject the resignation offer, or whether other action

should be taken. The Board must act on the recommendation within 120 days following certification of the stockholders' vote and will promptly disclose its decision regarding whether to accept the director's resignation offer. The director who tenders a resignation may not participate in these deliberations of the Governance Committee or the Board. In contested elections, where there are more nominees than seats on the Board, directors are elected by a plurality vote, meaning that the nominees who receive the most votes of all the votes cast for directors will be elected.

Director Candidates Identified by the Board and Management

In identifying candidates for election to the Board, the Governance Committee will determine which of the incumbent directors has an interest in being nominated for re-election at the next annual meeting of stockholders. The Governance Committee will also identify and evaluate new candidates for election to the Board for the purpose of filling

vacancies. To that end, the Governance Committee generally engages a professional search firm to assist in identifying qualified candidates and may solicit recommendations for nominees from current members of the Board and Sysco's management. When engaging a search firm, the Governance Committee will determine its fees and scope of engagement.

Director Candidates Recommended by Stockholders

The Governance Committee will consider candidates recommended by stockholders, and will evaluate such candidates using the same criteria it uses to evaluate other candidates from other sources. Stockholders can recommend individuals for consideration by the Governance Committee by writing to the Corporate Secretary, 1390 Enclave Parkway, Houston, Texas 77077, and including the following information:

- the name and address of the stockholder;
- the name and address of the person to be nominated;
- a representation that the stockholder is a holder of the Sysco stock entitled to vote at the meeting to which the director recommendation relates;
- a statement in support of the stockholder's recommendation, including a description of the candidate's qualifications;
- information regarding the candidate as would be required to be included in a proxy statement; and
- the candidate's written, signed consent to serve if elected.

The Governance Committee will consider, in advance of Sysco's next annual meeting of stockholders, all director candidate recommendations submitted by May 1, 2024.

In addition, if we receive by June 8, 2024, a recommendation of a director candidate from one or more stockholders who have beneficially owned at least 5% of our outstanding Common Stock for at least one year, then we will disclose in our next proxy materials relating to the election of directors the identity of the candidate, the identity of the nominating stockholder(s) and whether the Governance Committee determined to nominate such candidate for election to the Board. However, we will not provide this disclosure without first obtaining written consent from both the nominating stockholder and the proposed candidate. The Governance Committee has not received any recommendations for director nominees for election at the Annual Meeting from any Sysco stockholders beneficially owning at least 5% of Sysco's outstanding Common Stock.

Proxy Access Director Candidates

Our "proxy access" bylaw provisions permit an eligible stockholder (or a group of up to 20 eligible stockholders), who have continuously owned, for a period of three years, at least 3% of the aggregate of our outstanding Common Stock, to nominate a number of director nominees equal to the greater of 20% (rounded down) of the total number of directors

constituting our Board or two directors. These nominees will be included in our proxy statement for the relevant annual stockholders meeting if the nominating stockholder(s) and the respective nominee(s) comply with all applicable eligibility, procedural and disclosure requirements set forth in our bylaws.

How We Evaluate Director Candidates

In evaluating all incumbent and new director candidates that the Governance Committee determines merit consideration, the Governance Committee will:

- cause to be assembled information concerning the candidates background and qualifications, including information required to be disclosed in a proxy statement, and any relationship between the candidate and the person or people recommending the candidate;

- determine if the candidate demonstrates the characteristics that we require of all directors, described below;

- consider the candidate's skills, experience and qualifications in the context of the composition of the Board as a whole and the Company's strategic priorites;

- consider the absence or presence of material relationships with Sysco that might impact the candidate's independence;

- consider the contribution the candidate can be expected to make to the overall functioning of the Board;

- consider the candidate's capacity to be an effective director in light of the time required by the candidate's primary occupation and service on other boards;

- consider the extent to which the membership of the candidate on the Board will promote diversity among the directors; and

- consider, with respect to an incumbent director, whether the director satisfactorily performed his or her duties as a director during the preceding term, including attendance and participation at Board and committee meetings, and made other contributions as a director.

In its discretion, the Governance Committee may designate one or more of its members, or the entire Governance Committee, to interview any proposed candidate. Based on all available information and relevant considerations, the Governance Committee will recommend to the full Board for nomination those candidates who, in the judgment of the Governance Committee, are most appropriate for membership on the Board based on each candidate's characteristics, skills and qualifications.

Diversity

Sysco aspires to create a global culture that is decidedly diverse, equitable and inclusive – one where we foster belonging as we care for one another and connect the world through food and trusted partnerships. We believe in the tangible, measurable benefits of diversity, equity and inclusion ("DEI"), and we are committed to embedding these principles into all facets of our business. Consistent with this commitment, the Board values all dimensions of diversity among nominees. We know that differences in background and professional and life experiences yield innovation, enhanced perspective, and higher-quality decision-making. With this in mind, four of our Board nominees are women and two are ethnic minorities.

DEI Highlights

While DEI are not new concepts at Sysco, we have intentionally and thoughtfully accelerated our focus on these principles. Highlights from the last fiscal year include:

WORKFORCE







- **Established a Diversity Recruiting team**, including a role dedicated to **veteran recruitment**
- **Implemented** global **Environmental, Social & Governance goals** aimed at improving representation of **women in Management roles** and ensuring diverse candidate slates when filling Director+ level roles

WORKPLACE

- **Developed** new **Colleague Resource Group** infrastructure to support rapid field/global expansion
- **Transitioned** from “Associate” to “Colleague” nomenclature to ensure a greater sense of belonging for our **international colleagues**
- Created a monthly **DEI** and **Culture newsletter** to enhance communication with all colleagues globally
- Raised progress **Pride flags** at all sites across the U.S. and Canada
- Began offering **domestic partner benefits** and paid **parental leave** in the U.S.
- Updated U.S. **paid adoption leave** policy to include **surrogacy** leave
- **Publicly** demonstrated **commitment** to our **veteran** colleagues by **signing** the **Employer Support of the Guard and Reserve Statement**
- **Publicly** demonstrated **commitment** to our **LGBTQ+** colleagues by **signing** the **Human Rights Campaign Business Statement** on Anti-LGBTQ State Legislation
- Established **Mothers Offering Mentoring (M.O.M.) program** to support all colleagues at the intersection of work and parenting

MARKETPLACE

- Named to **Newsweek’s Greatest Workplaces for Diversity** list
- Named to **Newsweek’s Greatest Workplaces of 2023** list
- Received **Forbes** recognition for **America’s Best Employers for Women**
- Received **Forbes** recognition for **America’s Best Large Employers**
- Received **Forbes** recognition for **America’s Best Employers for New Grads**
- Received **Forbes** recognition for **Best Employers for Diversity**
- Named a **Top Company** for Talent Acquisition for **Women of Color by Fair360**
- **Sysco France** named as a 2023 **Diversity Champion** by **Capital Magazine**

Director Qualifications and Board Succession

The Governance Committee is responsible for reviewing with the Board, on an annual basis, the requisite characteristics, skills and qualifications that directors and director candidates should possess individually and in the broader context of the Board’s overall composition and the Company’s business and structure. This review includes consideration of diversity, skills, experience, time available and the number of other boards for which the individual serves as a director, and such other criteria as the Governance Committee determines to be relevant at the time. The Governance Committee is responsible for developing a succession plan for the Board and making recommendations to the Board regarding director succession.

Key Characteristics of All Nominees

Each director nominee should demonstrate and possess all of the following characteristics:

- **Integrity and accountability:** Directors must have demonstrated high ethical standards and integrity in their personal and professional dealings, and must be willing to act on – and remain accountable for – their boardroom decisions.

- **Intelligence, wisdom and judgment:** Directors must be able to provide wise, thoughtful counsel on a broad range of issues and possess high intelligence, practical wisdom and mature judgment.

- **Financial literacy:** Directors must be financially literate and capable of understanding a balance sheet, an income statement and a cash flow statement, and capable of using financial ratios and other indices to evaluate a company's financial performance.

- **Teamwork:** Directors must possess a willingness to challenge management and other directors while working collaboratively as part of a team in an environment that encourages open, candid discussion.

- **Diversity:** A director's membership on the Board must promote diversity among the directors, including diversity of experience, views, gender, race, ethnicity and age.

- **High performance standards:** Directors must have achieved prominence in their respective business, governmental, or professional activities, including a history of achievements reflecting high standards of performance.

- **Representing stockholder interests:** Directors must have demonstrated their willingness and ability to effectively, consistently and appropriately represent the best interests of the Company's stockholders.

- **Commitment:** Directors must have the ability and willingness, in light of their principal occupation and other obligations, to commit the time and energy necessary to be fully prepared for, and to participate in, meetings and consultations on Company matters.

- **Conflicts:** Directors must not have an interest in any agreement, arrangement or understanding with any person or entity that might limit or interfere with their ability to comply with their fiduciary duties to the Company and its stockholders.

- **Company policies:** Directors must recognize and affirm their obligation to comply with the Company's Global Code of Conduct, Corporate Governance Guidelines and other policies and guidelines of the Company applicable to them.

Director Qualifications

The Board, as recommended by the Governance Committee, has determined that the qualifications described below are the qualifications most significant for the Board to possess, collectively, to guide management in the achievement of the Company's strategic priorities.

- **Accounting/Audit/Financial Reporting:** An understanding of accounting, audit and financial reporting processes is important for our directors to establish appropriate financial performance objectives for the Company and senior management in the context of Sysco's strategic priorities, and to evaluate financial performance as compared to those objectives.

- **Business Operations:** Directors who have served in leadership positions with responsibility for managing or overseeing the operations of a company or business unit gain extensive experience in maximizing productivity and efficiency while managing expenses, which is valuable to Sysco's operating plan and strategy. In particular, such directors can provide guidance and oversight to management in connection with its efforts to reduce administrative costs and leverage supply chain costs.

- **Distribution/Supply Chain:** Directors who have experience in distribution logistics and supply chain management, including experience in the design, planning, execution, control and monitoring of supply chain activities, can provide and oversight to management in connection with its efforts to maximize the efficiencies and reduce the costs associated with Sysco's acquisition of products and services from suppliers.

- **Executive Leadership/Management:** Experience as a senior executive in a large and complex public, private, government or academic organization enables a director to better oversee the Company management. Such individuals also bring perspective in analyzing, shaping and overseeing the execution of important operational and policy issues at a senior level, and tend to demonstrate a practical understanding of organizations, strategy, risk management and methods to drive change and growth. Finally, directors with experience in significant leadership positions generally have the ability to identify and develop leadership qualities in others, including members of our management team.

- **Finance:** Directors with an understanding of financial markets and financing and funding operations can provide valuable advice and insights to the Board with respect to the establishment of a successful capital strategy for the Company and the evaluation of proposed capital transactions in light of that strategy.

- **Foodservice Industry Experience:** Experience serving as an executive, director or in another leadership position with a company in the foodservice industry enables a director to oversee more effectively our operations and to provide advice and guidance on issues impacting our business. In addition, as the foodservice market continues to mature, directors with industry experience can provide valuable insights as we focus on ways Sysco can grow organically by identifying and developing new markets.

- **HR/Human Capital Management/Large Workforce:** Directors with human resources experience can offer guidance on Sysco's talent management strategy, particularly in connection with recruiting, assessing, incentivizing and rewarding corporate executives and other senior leadership.

- **International/Global:** Sysco continues to pursue opportunities to grow our global capabilities in, and source products directly from, international markets. We benefit from the experience and insight of directors with a global business perspective, as we identify the best strategic manner in which to continue to expand our operations outside of North America. As Sysco's reach becomes increasingly global, directors with international business experience can assist us in navigating the business, political, and regulatory environments in countries in which we do or seek to do, business.

- **M&A/Integration:** Sysco continues to pursue opportunities to expand our business through acquisitions. Directors with a background in managing significant acquisitions or other business combinations can provide valuable guidance on how to develop and implement strategies for growing our business. Relevant experience includes assessing "build or buy" decisions, analyzing the "fit" of a proposed acquisition target with a company's strategy and culture, accurately valuing transactions and evaluating operational integration plans.

- **Marketing/Sales/Merchandising:** Experience with marketing, brand management and/or consumer sales.

- **Public Company Board Service:** Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of the Board, board practices of other public companies and the relationship between the Board and the management team. Most public company directors also have corporate governance experience to support our goals of Board and management accountability, greater transparency, legal and regulatory compliance and the protection of stockholder interests.

- **Risk Oversight/Management:** The Board oversees management's efforts to understand and evaluate the types of risks facing Sysco and its business, evaluate the magnitude of the exposure, and enhance risk management practices. Directors with risk management experience can provide valuable insights as Sysco seeks to strike an appropriate balance between enhancing profits and managing risk.

- **Strategy Development:** Directors who have served as a senior executive for large and complex public, private, governmental or academic organizations with responsibility for strategic planning and development are particularly well suited to advise and oversee management in establishing and executing the Company's key strategic initiatives, as well as in evaluating the success of those initiatives.

- **Sustainability/ESG:** Experience with sustainability and/or corporate social responsibility issues and related efforts of a large and complex public, private, governmental or academic organization to address such issues.

- **Digital Technology/Cybersecurity:** We use technology in substantially all aspects of our business operations, and we are continuing to implement business technology initiatives in furtherance of our strategic priorities. Directors with experience in technology and e-commerce, including current knowledge of digital technology/new innovations and related issues, such as cybersecurity, privacy and data management, are well suited to oversee management's execution of our business technology initiatives.

The table below shows how the Board believes these qualifications are distributed among our director nominees. The priorities and emphasis of the Governance Committee and of the Board with regard to these qualifications will change from time to time as the Company's strategic priorities and the composition of the Board evolve.

Director Qualifications		Mr. Brutto	Ms. DeBiase	Mr. Dibadj	Mr. Glasscock	Ms. Golder	Mr. Halverson	Mr. Hinshaw	Mr. Hourican	Ms. Paul	Mr. Shirley	Ms. Talton
	Accounting/Audit/ Financial Reporting	✓	✓	✓	✓	✓	✓	✓			✓	
	Business Operations	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
	Distribution/Supply Chain	✓	✓	✓		✓		✓	✓		✓	
	Executive Leadership/ Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Finance	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
	Foodservice Industry Experience		✓	✓		✓			✓			
	HR/Human Capital Management/Large Workforce	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
	International/Global	✓	✓	✓			✓	✓	✓	✓	✓	✓
	M&A/Integration	✓		✓	✓	✓	✓	✓	✓		✓	
	Marketing/Sales/ Merchandising	✓		✓	✓			✓	✓	✓	✓	
	Public Company Board Service	✓		✓	✓	✓	✓	✓			✓	✓
	Risk Oversight/ Management	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
	Strategy Development	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Sustainability/ESG	✓	✓	✓	✓			✓				
	Digital Technology/ Cybersecurity				✓		✓	✓	✓	✓	✓	✓

Nominees

The Board of Directors has nominated the 11 individuals identified below for election as directors to serve for one-year terms or until their successors are elected and qualified. Each of the nominees, other than Ms. DeBiase, is currently serving as a director of Sysco, and each nominee consented to serve if elected. The Board believes the nominees' combined qualifications, skills, and experience will contribute to an effective and well-functioning Board.

Although management does not contemplate the possibility, if any nominee becomes unable to serve as a director before the Annual Meeting, the proxies will vote for any nominee designated by the present Board to fill the vacancy.

Board Recommendation

 The Board of Directors unanimously recommends a vote "**FOR**" each of the nominees.

NOMINEES FOR ELECTION AS DIRECTORS AT THE ANNUAL MEETING:



Age: **67**

Director since:
September 2016

Committees:
- Corporate Governance & Nominating Committee
- Sustainability Committee (Chair)
- Executive Committee

DANIEL J. BRUTTO

Executive Experience:
- Mr. Brutto served as President of UPS International and Senior Vice President of United Parcel Service, Inc. ("UPS"), from January 2008 until his retirement in June 2013.
- Previously, he served as President, Global Freight Forwarding, for UPS from 2006 to 2007, and corporate controller from 2004 to 2006.
- Mr. Brutto served as Executive Chairman of Radial, Inc., a privately held global fulfillment, customer care and technology company, from 2016 to 2017.

Additional Leadership Experience and Service:
- Served on the board of the US-China Business Council from 2008 until 2013.
- Served on the Guangdong Economic Council from 2010 until 2013.
- Served on the Turkey Economic Advisory Council from 2008 until 2013.
- Delegate to the World Economic Forum, Davos, Switzerland, from 2009 to 2013.
- Served on the board of UNICEF from 2009 until 2020.

Other Public Company Board Experience:
- Director of Illinois Tool Works Inc. since February 2012.

Key Director Qualifications and Board Contributions:
- During his close to 40-year career at UPS, Mr. Brutto held several leadership roles with increasing levels of responsibility. Through these roles, he garnered significant experience across strategy development, business operations, marketing and finance that allows him to offer valuable insight to the Board regarding the operation and oversight of a major global company.
- Mr. Brutto's experience at UPS provides him with significant knowledge of supply chain management and associated risk oversight, which brings an invaluable perspective to the Sysco Board as the Company navigates a complex global distribution network.
- Through his tenure as a public company director at both Illinois Tool Works and Sysco, Mr. Brutto has gained valuable experience overseeing sustainability and ESG matters, positioning him well as the Chair of our Sustainability Committee.



Age: **48**

Director since:
January 2022

Committees:
- Audit Committee
- Sustainability Committee

ALI DIBADJ

Executive Experience:
- Mr. Dibadj has served as the CEO of Janus Henderson Group plc ("Janus") since June of 2022.
- Previously, he served as the CFO and Head of Strategy at AllianceBernstein Holding L.P. ("AB") from February 2021 until June 2022.
- Prior to this role, Mr. Dibadj held several roles with AB since 2006, including Senior Research Analyst, where he was ranked #1 12 times for his coverage of consumer companies.
- Before joining AB, Mr. Dibadj spent almost a decade in management consulting, including roles at McKinsey & Company and Mercer Oliver Wyman (now known as Oliver Wyman).

Other Public Company Board Experience:
- Director of Janus since June 2022, when he was selected as the new CEO.

Key Director Qualifications and Board Contributions:
- Mr. Dibadj has substantial experience in finance and accounting, executive leadership, communications, investor relations, risk management, mergers and acquisitions and strategy development gained through his tenure as CEO of Janus Henderson and as CFO and Head of Strategy at AB.
- From his role as CEO at Janus, and through his prior role as CFO and Head of Strategy of AB, Mr. Dibadj has extensive background in overseeing the strategic direction and overall day-to-day management of global asset management businesses. These responsibilities have allowed him to bring an invaluable perspective to his role on the Sysco Board and the Audit and Sustainability Committees, including on matters related to corporate governance, sustainability and executive compensation.
- Mr. Dibadj's familiarity with the consumer sector gained through his time as a highly recognized consumer research analyst provides a unique skillset to the Board and improves its oversight capabilities with regard to corporate strategy.



Age: **58**

FRANCESCA DEBIASE

Executive Experience:
- Ms. DeBiase served as Corporate Executive Vice President, Chief Global Supply Chain Officer of McDonald's Corporation ("McDonald's") from October 2020 until she retired in August 2022.
- Previously, she served as McDonald's Executive Vice President, Chief Global Supply Chain and Sustainability Officer from April 2018 to September 2020 and as Senior Vice President, Chief Global Supply Chain and Sustainability Officer from April 2015 to April 2018.
- Prior to these roles and since joining McDonald's in 1991, Ms. DeBiase held several management roles in McDonald's supply chain and finance organizations in the U.S. and internationally.
- Ms. DeBiase began her career as an Auditor in the retail and consumer products industry with Ernst & Young in 1988.

Additional Leadership Experience and Service:
- Board member of The Chicago Council on Global Affairs since 2020.
- Member of the Board of Advisors of AWESOME (Achieving Women's Excellence in Supply Chain Operations, Management and Education) since 2020.
- Board member of The Chicago Network since 2021.
- Member of The Belizean Grove since 2018.
- Member of the Board of Governors of the Metropolitan Planning Council, Chicago, Illinois, from 2018 to 2022.
- Member of the Board of Advisors, Quinlan School of Business at Loyola University Chicago from 2018 to 2021.
- Executive Sponsor to McDonald's Women's Leadership Network from 2015 to 2021.
- Advisory Board member for the Loyola University Supply and Value Chain Center from 2014 to 2017.
- Member of the Board of Directors of Hephzibah Children's Association, Oak Park, Illinois, from 2010 to 2018.

Other Public Company Board Experience:
- Director of Norfolk Southern Corporation (a transportation company) since July 2023.

Key Director Qualifications and Board Contributions:
- During her more than 30-year career at McDonald's and her time with Ernst & Young, Ms. DeBiase accumulated significant experience in accounting and auditing and corporate finance, culminating in her service as McDonald's Senior Director of European Finance from 2002 to 2005.
- Through her experience at McDonald's, Ms. DeBiase also developed deep expertise in supply chain and sustainability, pioneering the development of a combined supply chain/sustainability operation, and garnered significant experience with international business through residing in Europe during her service in roles of increasing responsibility from 1996 to 2006, including: Chief European Supply Chain Officer; Senior Director, Europe Finance; Director, Central & Eastern Europe, Finance, Franchising and Human Resources; and Chief Finance Director and Head of IT and Supply Chain (McDonald's Poland).
- Ms. DeBiase gathered significant board room experience, serving for five years as management's representative for the Sustainability and Corporate Responsibility Committee of the McDonald's board of directors and regularly attending meetings of the board to present on strategic plans and lead discussions of supply chain, enterprise risk and sustainability matters.



Age: **75**

Director since:
September 2010

Committees:
- Corporate Governance and Nominating Committee (Chair)
- Compensation and Leadership Development Committee
- Executive Committee

LARRY C. GLASSCOCK

Executive Experience:
- Mr. Glasscock formerly served as the Chairman of WellPoint, Inc. (now Elevance Health, Inc.), a healthcare insurance company, from 2005 to 2010. He served as the President and CEO of WellPoint, Inc. from 2004 to 2007.
- Prior to WellPoint, Inc., he was the President and CEO of Anthem, Inc. (now Elevance Health, Inc.) from 2001 to 2004, and also served as the Chairman from 2003 to 2004.
- Mr. Glasscock previously served as COO of CareFirst, Inc., President and CEO of Group Hospitalization and Medical Services, Inc., President and COO of First American Bank, N.A., and President and CEO of Essex Holdings, Inc.

Other Public Company Board Experience:
- Director of Simon Property group since 2010, including in the role of Lead Independent Director since March 2014.
- Director of Zimmer Biomet Holdings from 2001 until May 2021, including in the role of Independent Chairman from May 2013 to May 2021.
- Director of Sprint Corporation from August 2007 to July 2013.
- Chairman of WellPoint, Inc. (now Elevance, Inc.) from November 2005 to March 2010 (served as Chairman and CEO from November 2004 to June 2007).
- Chairman of Anthem, Inc. (now Elevance, Inc.) from May 2003 to November 2004 (served as CEO from July 2001 to November 2004).

Key Director Qualifications and Board Contributions:
- Mr. Glasscock brings insightful experience to the Board regarding customer-focused, successful growth strategies gained through his time at Elevance, Inc., where he played a major role in transforming the company from a regional health insurer into a national healthcare leader.
- Throughout his career, he has developed expertise in understanding the successful integration of corporate cultures and the associated team building and human capital development, a vital perspective for the Board when evaluating acquisition targets.
- Through his executive experiences, he has built a strong understanding of effective team building and human capital development, which are extremely valuable to Sysco, as management development and succession planning remain top priorities of executive management and the Board.
- Mr. Glasscock also brings considerable financial experience, gained during his time supervising the CFOs of major corporations and earlier in his career, serving as a bank officer lending to major corporations.
- Mr. Glasscock has significant experience as a public company director and as a member of various committees related to important board functions, including audit, finance, governance and compensation.



Age: **61**

Director since:
January 2022

Committees:
- Audit Committee
- Sustainability
- Technology Committee

JILL M. GOLDER

Executive Experience:
- Ms. Golder served as Senior Vice President and CFO of Cracker Barrel Old Country Store, Inc. ("Cracker Barrel") from June 2016 to December 2020.
- Previously, she served in finance leadership roles at Ruby Tuesday, Inc. ("Ruby Tuesday"), including as Executive Vice President and CFO from June 2014 to April 2016.
- Prior to that, Ms. Golder spent 23 years at Darden Restaurants, Inc., where she served in finance positions of increasing responsibility for several Darden brands, including Senior Vice President of Finance for Olive Garden, Smokey Bones, Specialty Restaurant Group and Red Lobster.

Additional Leadership Experience and Service:
- Director on the Board of MOD Superfast Pizza Holdings, LLC, a private company since April 2021.

Other Public Company Board Experience:
- Director on the Board for ABM Industries, Inc. since September 2019.
- Director for IZEA Worldwide, Inc. from May 2015 to September 2019 and March 2021 to December 2021.

Key Director Qualifications and Board Contributions:
- Through her roles at both Cracker Barrell and Ruby Tuesday, Ms. Golder has significant executive leadership experience within the foodservice industry, enabling her to provide expert insight to the Board and guidance to our management team.
- Ms. Golder's deep expertise in the areas of accounting, audit and financial reporting are integral to her role on the Audit Committee, and her experience across investor relations, distribution, supply chain and risk management enables her to provide invaluable insight to the Board on the Company's strategic focus areas.



Age: **63**

Director since:
September 2016

Committees:
- Audit Committee (Chair)
- Compensation and Leadership Development Committee
- Executive Committee

BRADLEY M. HALVERSON

Executive Experience:
- Mr. Halverson spent the majority of his nearly 30-year career at Caterpillar, Inc. ("Caterpillar"), most recently serving as Group President, Financial Products and Corporate Services and CFO from January 2013 until his retirement in May 2018.
- From 1998 until 2012, Mr. Halverson served in various leadership roles at Caterpillar, including Corporate Controller (2007-2010) and Vice President, Financial Services Division (2010-2012).
- Prior to these roles, Mr. Halverson spent some time outside of the United States from 1993 to 1996 with Caterpillar Overseas, S.A., where he was a strategy and planning consultant and then a controller in Europe.
- Before joining Caterpillar in 1988, Mr. Halverson gained experience working for PricewaterhouseCoopers LLP.

Additional Leadership Experience and Service:
- Mr. Halverson currently serves as a member of the Board of Trustees of the Easterseals Central Illinois Foundation.
- Served as a member of the Board of Trustees for Bradley University.
- Served as Chairman of the Board of Directors of Easterseals Central Illinois and as Treasurer of the Easterseals Central Illinois Foundation.
- Served on the OSF St. Francis Medical Center Community Foundation Board.
- Served as a member of the Executive Committee of the U.S. Chamber of Commerce.

Other Public Company Board Experience:
- Director for Constellation Energy Corporation since February 2022.
- Director for Satellogic, Inc. since January 2022 and is currently Chair of the Audit Committee.
- Director for Lear Corporation since June 2020.

Key Director Qualifications and Board Contributions:
- During the course of his nearly 30-year career with Caterpillar and his time with PricewaterhouseCoopers LLP, Mr. Halverson developed deep expertise in accounting, financial reporting and corporate finance, which equips him to bring his valuable perspective to the Board, particularly through his role as Audit Committee Chair.
- Mr. Halverson's significant experience in the areas of executive leadership and management, corporate strategy development, mergers and acquisitions, risk management, information technology systems oversight and international business, gained through his senior roles at Caterpillar, allow him to exercise effective oversight of Sysco's management team's strategic execution, as well as the Company's human capital management initiatives.



Age: **53**

Director since:
April 2018

Committee:

- Corporate Governance & Nominating Committee
- Compensation and Leadership Development Committee
- Technology Committee

JOHN M. HINSHAW

Executive Experience:

- Mr. Hinshaw has served as Group Chief Operating Officer of HSBC Group Management Services, Ltd. since February 2020.
- Previously, Mr. Hinshaw served as the Executive Vice President, Technology and Operations, of Hewlett Packard Company ("Hewlett Packard") from November 2011 to November 2015, at which time he joined Hewlett Packard Enterprise Company (spun-off from Hewlett Packard) as the Executive Vice President, Technology and Operations and Chief Customer Officer, serving in such capacity until October 2016.
- Prior to joining Hewlett-Packard, Mr. Hinshaw served as Vice President and General Manager for Boeing Information Solutions at The Boeing Company ("Boeing") from 2010 to 2011, and before that, as Chief Information Officer from 2007 to 2010, leading Boeing's companywide corporate initiative on information management and information security.
- Mr. Hinshaw also spent 14 years at Verizon Communications where, among several senior roles of increasing responsibility, he served as Senior Vice President and Chief Information Officer of Verizon Wireless, overseeing the IT function of the wireless carrier.

Additional Leadership Experience and Service:

- Member of the Board of Directors of Illumio, Inc. (a cyber security company) since October 2018 and is also the Proprietor of Blackbird Vineyards LLC (a wine company).

Other Public Company Board Experience:

- Director of DocuSign, Inc. from December 2014 to May 2020 (publicly listed in April 2018).
- Director of The Bank of New York Mellon Corporation ("The Bank of New York Mellon") from September 2014 to December 2019.

Key Director Qualifications and Board Contributions:

- Mr. Hinshaw's tenure in leadership roles with global public companies in industries deeply rooted in technology provides him with insight and hands-on experience with the operations of large, complex organizations and expertise in both information technology and management, enabling him to effectively oversee Sysco management, especially with regard to the execution of business technology initiatives that are vital to maintaining our global distribution and supply chain network.
- Mr. Hinshaw also gained extensive public company board experience through his service as a member of the Board of Directors of The Bank of New York Mellon from September 2014 to December 2019 and DocuSign, Inc. from December 2014 to May 2020 (publicly listed in April 2018), providing him with valuable insight into corporate governance, sustainability and executive compensation matters.



Age: **50**

Director since:
February 2020

Committee:

- Executive Committee

KEVIN P. HOURICAN

Executive Experience:

- Mr. Hourican has served as Sysco's President and CEO and as a member of the Board of Directors since February 1, 2020, leading the Company's large-scale, customer-focused and growth-related transformation, aimed at further improving the way Sysco supports its customers and accelerating profitable sales growth.
- Prior to Sysco, he served as Executive Vice President of CVS Health Corporation, a premier health innovation company, and President of CVS Pharmacy from April 2018 to January 2020, overseeing CVS Health's $85 billion retail business, including 9,900 retail stores and over 200,000 employees, as well as merchandising, marketing, supply chain, real estate, front store operations, pharmacy growth, pharmacy clinical care and pharmacy operations.
- He previously held the roles of Executive Vice President, Retail Pharmacy and Supply Chain from June 2016 to March 2018, CVS Health's pharmacy operations, professional services and retail pharmacy product innovation and development functions, as well as the company's supply chain organization, and Senior Vice President, Field Operations and Supply Chain of CVS Pharmacy from June 2014 to May 2016.
- Prior to joining CVS Health, Mr. Hourican held executive leadership roles at Macy's, most recently serving as Senior Vice President, Regional Director of Stores, responsible for the management of 110 department stores in the Mid-Atlantic region.

Key Director Qualifications and Board Contributions:

- Through these various operations and management positions within CVS and Macy's, Mr. Hourican has acquired extensive experience and knowledge in the areas of executive leadership and management, corporate strategy development, distribution and supply chain management, merchandising and marketing.
- The Corporate Governance and Nominating Committee and the Board believe that it is appropriate and beneficial to Sysco to have its CEO serve as management's voice on the Board.



Age: **65**

Director since:
January 2022

Committees:

- Compensation and Leadership Development Committee (Chair)
- Corporate Governance & Nominating Committee

ALISON KENNEY PAUL

Executive Experience:
- Ms. Paul has served as Managing Director, Global Alliances of Google, Inc. since August 2021.
- Previously, she served Deloitte as Vice Chairman and Leader of the U.S. Retail and Wholesale Distribution practice from August 2008 to June 2021, and as a Senior Manager in the Consumer and Retail Industry focusing on Strategy and Operations from 2002 to August 2008.

Additional Leadership Experience and Service:
- Member of the National Board of Girls, Inc., since October 2017. Girls, Inc. is a not-for-profit organization serving over 150 thousand girls ages 6 to 18 each year.

Key Director Qualifications and Board Contributions:
- Throughout her career at both corporations and professional services firms, as well as early- and mid-stage startups, Ms. Paul has developed extensive experience in the areas of executive leadership, finance, human resources, talent management, global operations, marketing, sales and merchandising, strategy development and digital technology and cybersecurity.
- Ms. Paul's leadership of a global technology-driven team and her years of experience advising leading consumer product industry companies on business development, strategic, and marketing initiatives position her to deliver insightful guidance to the Board and management team on Sysco's strategic growth initiatives.



Age: **66**

Chairman of the Board since: **November 2020**

Committees:

- Audit Committee
- Compensation and Leadership Development Committee
- Executive Committee

EDWARD D. SHIRLEY

Executive Experience:
- Mr. Shirley served as the President and CEO of Bacardi Limited, a global beverage and spirits company, from March 2012 to April 2014.
- Prior to that, he served as Vice Chairman of Global Beauty and Grooming, a business unit of The Procter & Gamble Company, from July 2008 through June 2011, and as Vice Chair on Special Assignment from July 2011 through December 2011.
- Beginning in April 2006, he served as Group President, North America of Procter & Gamble and held several senior executive positions during his 27 years with The Gillette Company, which that was acquired by Procter & Gamble in 2005.

Additional Leadership Experience and Service:
- Member of the New York Life Insurance company Board of Directors (2015 – present; Vice Chair of the Audit Committee and a member of the Investment and the Talent, Diversity and Compensation Committees).

Other Public Company Board Experience:
- Director of Elizabeth Arden, Inc. from 2015 to 2016.
- Director of Time Warner Cable, Inc. from 2009 to 2016.

Key Director Qualifications and Board Contributions:
- Mr. Shirley has significant executive leadership experience within a consumer brand company gained through his tenure as President and CEO of Bacardi Limited. Paired with his experience in several leadership roles with large consumer products companies like Procter & Gamble and The Gillette Company, he is well positioned to oversee the management team's execution of Sysco's strategic priorities.
- Mr. Shirley has gained valuable experience as a public company director, through which he has a sophisticated understanding of corporate governance, executive compensation and sustainability matters.



Age: **70**

Director since:
September 2017

Committees:

- Corporate Governance and Nominating Committee
- Sustainability Committee
- Executive Committee
- Technology Committee (Chair)

SHEILA G. TALTON

Executive Experience:
- Ms. Talton currently serves as the President and CEO of Gray Matter Analytics, a firm focused on data analytics consulting services in the healthcare industry.
- Previously, she served as President and CEO of SGT Ltd., a firm that provides strategy and technology consulting services in the financial services, healthcare and technology business sectors, from 2011 to 2013.
- From 2008 to 2011, Ms. Talton served as Vice President, Office of Globalization, for Cisco Systems, Inc.
- Prior to that time, she held other leadership positions at Cisco Systems, Inc., Electronic Data Systems Corporation and Ernst & Young, LLP.

Additional Leadership Experience and Service:
- Congressional appointee on the U.S. White House Women's Business Council.
- Board member of Chicago's Northwestern Hospital Foundation.
- Board member of the Chicago Shakespeare Theater.
- Board member of the Chicago Urban League.

Other Public Company Board Experience:
- Director of Deere & Company since 2015.
- Director of OGE Energy Corp. since 2013.
- Director of Wintrust Financial Corporation from 2012 to 2019.
- Director of ACCO Brands Corporation from 2010 to 2015.

Key Director Qualifications and Board Contributions:
- Ms. Talton has extensive experience in executive leadership roles within the information technology system and cybersecurity industries, providing her with a valuable perspective on Sysco's business technology initiatives and the Board's approach to privacy and cybersecurity risk oversight. This experience is particularly impactful in Ms. Talton's role as Chair of Sysco's Technology Committee.
- Ms. Talton has served as an independent director for multiple public companies since 2010, which has provided her with extensive experience in executive compensation, corporate governance, risk management and audit and finance matters.

How to Contact the Board

Stockholders and other interested parties may communicate with the Chairman of the Board, the independent directors as a group, and the other individual members of the Board by confidential online submission or by mail. All appropriate correspondence will be delivered to the parties to whom they are addressed. Items unrelated to the duties and responsibilities of the Board, such as product inquiries and complaints, job inquiries, business solicitations, and junk mail will not be forwarded. You may access the form to communicate by confidential online submission on Sysco's website (www.sysco.com) under "Investors — Corporate Governance — Contact the Board." You may contact any of our directors by mail in care of the Corporate Secretary, Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077.

DIRECTOR COMPENSATION

OVERVIEW OF NON-EMPLOYEE DIRECTOR COMPENSATION

Semler Brossy Consulting Group LLC ("Semler Brossy") advised the Governance Committee with respect to non-employee director compensation. At the Governance Committee's request, Semler Brossy provided data regarding the amounts and types of compensation paid to non-employee directors at the companies in Sysco's peer group and identified trends in director compensation. All decisions regarding non-employee director compensation are recommended by the Governance Committee and approved by the Board. In addition to providing background information and written materials, Semler Brossy representatives attended meetings when the Chair of the Governance Committee believed their expertise would be beneficial to the committee's discussions.

Sysco uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board. Directors who are also Sysco employees, such as Mr. Hourican, do not receive additional compensation for serving on the Board or any of its committees.

Non-employee directors receive the following amounts:

- Annual cash retainer — $100,000, paid in quarterly installments
- Additional cash retainer for committee chairs (paid in quarterly installments):
  - Audit Committee — $25,000
  - Compensation and Leadership Development Committee — $20,000
  - Corporate Governance and Nominating Committee — $20,000
  - Sustainability Committee — $20,000
  - Technology Committee — $20,000
- Annual grant of restricted stock — valued at $185,000 and vests in full on the first anniversary of the grant date
- Chairman of the Board additional cash retainer — $250,000 (paid in quarterly installments)

See "Equity-Based Awards to Non-Employee Directors" below for a description of the plan under which the restricted stock was granted, and the "Fiscal 2023 Director Compensation" table below for detailed compensation information for fiscal 2023 for each person who served as a non-employee director.

Reimbursement of Expenses

Non-employee directors are entitled to reimbursement of expenses related to their service as a director, including committee participation or special assignments. Travel reimbursements may include reimbursement of a portion of the cost of non-commercial air travel in connection with Sysco business, subject to specified maximums. Non-employee directors may not be reimbursed for amounts related to the purchase price of an aircraft or fractional interest in an aircraft, and any portion of the reimbursement that relates to insurance, maintenance and other non-incremental costs is subject to an annual cap. Non-employee directors also receive discounts on products carried by the Company and its subsidiaries comparable to the discounts offered to all Sysco employees.

DIRECTORS DEFERRED COMPENSATION PLAN

Non-employee directors may defer all or a portion of their annual retainer, including additional fees paid to committee chairpersons and the Chairman of the Board, under the Directors Deferred Compensation Plan. Non-employee directors may choose from several investment options. We credit such deferred amounts with investment gains or losses until the non-employee director retires from the Board or until the occurrence of certain other events.

EQUITY-BASED AWARDS TO NON-EMPLOYEE DIRECTORS

As of September 18, 2023, the non-employee directors held shares of restricted stock and elected shares (as described below), all of which were issued under the Sysco Corporation 2018 Omnibus Incentive Plan, which we refer to as the "2018 Omnibus Incentive Plan." Below is a description of the relevant provisions of the 2018 Omnibus Incentive Plan.

Election to Receive a Portion of the Annual Retainer in Common Stock

Under the 2018 Omnibus Incentive Plan, a non-employee director may elect to receive between 10% and 100% (in 10% increments) of his or her annual retainer fee, including any additional retainer paid to the Chairman of the Board and the committee chairpersons, in Common Stock rather than in cash. During fiscal 2023, if a director made this election, on the date that we made each quarterly payment of the annual retainer fees, we credited the director's stock account with the number of shares of Common Stock that the director could have purchased with the portion of the cash retainer that the director chose to receive in stock, assuming a purchase price equal to the closing price of a share of Common Stock on the last business day before that date. We refer to the shares credited in this manner as "elected shares." The elected shares vest as soon as they are credited to the director's account, but we do not issue them until the end of the calendar year.

Annual Awards of Restricted Stock

Pursuant to the 2018 Omnibus Incentive Plan, the Board may grant to non-employee directors, among other things, shares of restricted stock, in the amounts and on such terms as it determines, but no such grant may vest earlier than one year following the grant date. A restricted stock award is denominated in shares of Common Stock and is subject to transfer restrictions and the possibility of forfeiture. The equity grant to the non-employee directors for fiscal 2023 was issued in November 2022.

If a director leaves the Board after serving his or her term, or for any reason after reaching age 71, his or her restricted stock will remain outstanding and continue to vest as originally scheduled. All unvested restricted stock will automatically vest upon a director's death. A director who ceases to serve as a director of Sysco under any other circumstances will forfeit his or her unvested restricted stock.

Deferral of Shares

A non-employee director may elect to defer receipt of any or all shares of Common Stock issued under the 2018 Omnibus Incentive Plan, whether such shares are to be issued as a grant of restricted stock or as elected shares. Generally, the receipt of Common Stock may be deferred until the earliest to occur of the death of the non-employee director, the date on which the non-employee director ceases to be a director of the Company, or a change of control of Sysco. All such deferral elections must be made in accordance with the terms and conditions set forth in Sysco's 2009 Board of Directors Stock Deferral Plan.

Change in Control

Under the 2018 Omnibus Incentive Plan and the applicable grant agreements, any unvested awards of restricted stock will vest immediately upon the occurrence of certain terminations of service within the 24-month period following a specified change in control.

STOCK OWNERSHIP GUIDELINES

To align the interests of our directors with those of our stockholders, the Board concluded that our directors should have a significant financial stake in Common Stock. To further that goal, we maintain stock ownership guidelines for members of the Board.

The Corporate Governance Guidelines provide that a non-employee director who has served for five years is expected to have attained and, thereafter, to continuously maintain, minimum ownership of Common Stock equal in value to five times the annual base retainer. The shares counted towards this ownership requirement include (i) elected shares, (ii) vested Share Units (as defined in the 2009 Board of Directors Stock Deferral Direct Plan) held by a non-employee director through the 2009 Board of Directors Stock Deferral Plan (or any successor plan thereto), (iii) shares of restricted stock held by a non-employee director that may be subject to transfer restrictions or potential clawbacks, and (iv) shares owned directly by an entity (such as a corporation or foundation) over which a non-employee director shares voting power or investment power. Shares underlying all other outstanding securities exercisable for, or convertible into, Common Stock (including options and RSUs) are not counted toward the ownership requirement.

As of September 18, 2023, each non-employee director was in compliance with the applicable stock ownership guidelines.

FISCAL 2023 DIRECTOR COMPENSATION

The following table provides compensation information for fiscal 2023 for each of our directors who served for any part of the fiscal year, other than Mr. Hourican, who did not receive any compensation for his fiscal 2023 Board service, other than the compensation for services as an employee that is disclosed elsewhere in this proxy statement. See "Executive Compensation – Summary Compensation Table" below for details regarding the executive officer compensation earned by Mr. Hourican for fiscal 2023:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3][4]	Non-Qualified Deferred Compensation Earnings ($)[5]	Other Compensation ($)[6]	Total ($)
Daniel J. Brutto	118,750	185,020	—	—	303,770
John M. Cassaday[7]	60,000	—	—	—	60,000
Ali Dibadj	100,000	185,020	—	—	285,020
Larry C. Glasscock	120,000	185,020	—	—	305,020
Jill M. Golder	100,000	185,020	—	—	285,020
Bradley M. Halverson	125,000	185,020	—	—	310,020
John M. Hinshaw	100,000	185,020	—	—	285,020
Hans-Joachim Koerber[8]	100,000	185,020	—	—	285,020
Alison Kenny Paul	110,000	185,020	—	—	295,020
Edward D. Shirley	412,500	185,020	—	—	597,520
Sheila G. Talton	118,750	185,020	—	—	303,770

(1) *Includes retainer fees, including any retainer fees for which the non-employee director has elected to receive shares of Common Stock in lieu of cash and fees for the fourth quarter of fiscal 2023 that were paid at the beginning of fiscal 2024. Although we credit shares to a director's account each quarter, the elected shares are not actually issued until the end of the calendar year, unless the director's service as a member of the Board terminates earlier. The number of shares of Common Stock actually credited to each non-employee director's account in lieu of cash during fiscal 2023, which are reported in the column entitled "Stock Awards" above, was as follows: 792 shares for Mr. Brutto; 402 shares for Mr. Cassaday; 1,339 shares for Mr. Dibadj; 934 shares for Mr. Glasscock; 168 shares for Mr. Halverson; 668 shares for Dr. Koerber; 806 shares for Ms. Paul; and 1,344 shares for Mr. Shirley. Mr. Hinshaw and Mses. Golder and Talton did not elect to receive any shares in lieu of their cash retainer fees. Directors may choose to defer receipt of the elected shares described in this footnote under the Sysco Corporation 2009 Board of Directors Stock Deferral Plan. The number of elected shares of Common Stock deferred by each non-employee director during fiscal 2023 (which are included in the elected shares described above) was as follows: Mr. Glasscock (934 shares). To the extent that cash dividends are paid on our Common Stock, each non-employee director also receives the equivalent amount of the cash dividend credited to his or her account with respect to all elected shares that are deferred. If the director has chosen to defer the receipt of any shares, such shares will be credited to the director's account and issued on the earliest to occur of the "in-service" distribution date elected by the director (which will be at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director), the death of the director, the date on which the director ceases to be a director of the Company, a change of control of Sysco, or the date on which the director applies and qualifies for a hardship withdrawal.*

(2) *For fiscal 2023, the Board, upon the recommendation of the Governance Committee, determined that it would grant approximately $185,000 in equity incentives to each of the non-employee directors. Therefore, on November 18, 2022, the Board granted to each of the non-employee directors 2,200 shares of restricted stock valued at $84.10 per share, the closing price of Common Stock on the NYSE on November 17, 2022. These awards were granted under the 2018 Omnibus Incentive Plan and vest in full on the first anniversary of the grant date. The amounts in this column reflect the grant date fair value of the awards computed in accordance with ASC 718, "Share-Based Compensation — Non-Employee Director Awards". See Note 18 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the fiscal year ended July 1, 2023, regarding assumptions underlying valuation of equity awards. The value of any elected shares is included in the column entitled "Fees Earned or Paid in Cash," as described in footnote (1) above. See "Equity-Based Awards to Non-Employee Directors" above for a more detailed description. Although we credit elected shares to a director's account each quarter, the shares are not actually issued until the end of the calendar year, unless the director's service as a member of the Board of Directors terminates. Pursuant to the Sysco Corporation 2009 Board of Directors Stock Deferral Plan, non-employee directors may choose to defer receipt of the shares to be issued in connection with the annual restricted stock award. Messrs. Glasscock and Hinshaw deferred receipt of the 2,200 shares of restricted stock. To the extent that cash dividends are paid on our Common Stock, each non-employee director also receives the equivalent amount of the cash dividend credited to his or her account with respect to all deferred restricted stock awards in the form of stock units. A director may elect an "in-service" distribution date for deferrals that is at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director. Otherwise, distributions occur upon the earlier of the death of the director, the date on which the director ceases to be a director of the Company, or a change of control of Sysco, unless the director applies and qualifies for a hardship withdrawal.*

(3) *The aggregate number of options and unvested stock awards held by each director listed in the table above, as of July 1, 2023, was as follows:*

	Aggregate Unvested Stock Awards Outstanding as of July 1, 2023	*Aggregate Options Outstanding as of July 1, 2023*
Daniel J. Brutto	*2,200*	—
John M. Cassaday	—	—
Ali Dibadj	*2,200*	—
Larry C. Glasscock	*2,200*	—
Jill M. Golder	*2,200*	—
Bradley M. Halverson	*2,200*	—
John M. Hinshaw	*2,200*	—
Hans-Joachim Koerber	*2,200*	—
Alison Kenny Paul	*2,200*	—
Edward D. Shirley	*2,200*	—
Sheila G. Talton	*2,200*	—

The unvested stock awards for each non-employee director listed in the table immediately above relate to restricted stock awards granted in November 2022 that vest in November 2023.

(4) *None of the directors shown in the table received option grants with respect to his or her service as an independent director during fiscal 2023.*

(5) *We do not provide a pension plan for the non-employee directors.*

(6) *The total value of all perquisites and personal benefits received by each of the non-employee directors was less than $10,000.*

(7) *Mr. Cassaday retired from the Board on November 18, 2022.*

(8) *Dr. Koerber will retire from the Board at the conclusion of Sysco's Annual Stockholders Meeting.*

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transactions Policies and Procedures

The Board has adopted written policies and procedures for review and approval or ratification of transactions with related persons. These policies apply to Sysco directors, director nominees, executive officers, beneficial owners of more than five percent of our stock, and any immediate family members of any of these persons.

We follow the policies and procedures below for any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which Sysco was or is to be a participant, the amount involved exceeds $100,000, and a related person had or will have a direct or indirect material interest. Among other situations, these policies specifically apply to purchases of goods or services by or from a related person or an entity in which a related person has a material interest, indebtedness, guarantees of indebtedness, and employment by Sysco of a related person. The Board has determined that the following do not create a material direct or indirect interest on behalf of the related person, and are therefore not related person transactions to which these policies and procedures apply:

- Interests arising only from the related person's position as a director of another corporation or organization that is a party to the transaction;

- Interests arising only from the direct or indirect ownership by the related person and all other related persons in the aggregate of less than a 10% equity interest, other than a general partnership interest, in another entity that is a party to the transaction;

- Interests arising from both the position and ownership level described in the two bullet points above;

- Interests arising solely from the ownership of a class of Sysco's equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis, such as dividends;

- A transaction that involves compensation to an executive officer if the compensation has been approved by the CLD Committee, the Board, or a group of independent directors of Sysco performing a similar function; or

- A transaction that involves compensation to a director for services as a director of Sysco if such compensation will be reported pursuant to Item 402(k) of Regulation S-K.

Any of our employees, officers, or directors who have knowledge of a proposed related person transaction must report the transaction to our chief legal officer. Whenever practicable, before the transaction becomes effective or is consummated, the proposed transaction will be reviewed and approved by the Board or, pursuant to authority delegated by the Board, by the Chair of the Governance Committee, if the aggregate amount involved is expected to be less than $200,000, or the entire Governance Committee, if the aggregate amount involved is expected to be less than $500,000. If a potential related person transaction is entered into without such prior approval, the Governance Committee will review and recommend to the Board, and the Board will determine, in its discretion, whether to ratify the transaction.

During the first quarter of each fiscal year, the Governance Committee and the Board will review any related person transaction that was previously approved and is ongoing to:

- ensure that such transaction has been conducted in accordance with the previous approval;

- ensure that Sysco makes all required disclosures regarding the transaction; and

- determine if Sysco should continue, modify, or terminate the transaction.

Our Related Persons Transaction Policy sets forth the process for reviewing proposed transactions, the information that must be considered, and the standard for approval or ratification.

Transactions with Related Persons

The Governance Committee and the Board reviewed all transactions since July 3, 2022 involving a "related person" identified in the annual questionnaire responses or otherwise known to the Board or the Company and determined that none of the transactions was required to be disclosed as a related person transaction pursuant to the SEC's rules.

SUSTAINABILITY

2022 SHAREHOLDER PROPOSAL-REPORT ON REDUCING PLASTIC PACKAGING

At our 2022 annual meeting, our stockholders approved a proposal requesting that Sysco "issue a report, at reasonable cost and omitting proprietary information, assessing if and how the company can increase its sustainability efforts by reducing its absolute plastic packaging use." Consistent with our commitment in the Company's 2022 proxy statement, Sysco will substantially implement the proposal through disclosures to be included in its 2023 Sustainability Report regarding the results of our initial assessment of the Company's opportunities to reduce the use of plastic packaging with regard to selected Sysco branded products. We expect to issue our 2023 Sustainability Report in November 2023.

For further discussion of Sysco's Sustainability strategy and long-term goals, see our website at www.sysco.com in the "Sustainability" section.

CODE OF CONDUCT

Our Global Code of Conduct (the "Code") is guided by our values and expectations which we believe are important to delivering exceptional service with the highest degree of integrity. We require all of our directors, officers and colleagues, including our principal executive officer, principal financial officer, principal accounting officer and controller, to understand and abide by the Code, as it represents our commitment to continuously deliver excellence with integrity by conducting our business in accordance with the highest standards of moral and ethical behavior in accordance with our values: Rooted in Integrity, Committed to Inclusion, Drive Together, Define Excellence, and Grow Responsibility.

The Code addresses the following, among other topics:

- fraud;
- anti-corruption and anti-bribery;
- export/import laws and trade sanctions;
- human rights;
- DEI;
- workplace safety;
- antitrust;

- competition and fair dealing;
- professional conduct, including customer relationships, equal opportunity, and receipt of payments or gifts;
- political contributions;
- conflicts of interest;
- insider trading;
- financial disclosure;
- intellectual property; and
- confidential information.

The Code, which is reviewed periodically by our Governance Committee, requires strict adherence to all laws and regulations applicable to our business and requires employees to report any violations or suspected violations of the Code. We have published the Code on our website in the Overview section under "Investors—Corporate Governance" at www.sysco.com. We intend to disclose any future amendments to or waivers of our Code on our website at www.sysco.com under the heading "Investors—Corporate Governance."

Reporting a Concern or Violation

Our Code explains that there are multiple channels for an employee to report a concern, including to a colleague's manager, a human resource professional, our Legal or Ethics and Compliance department, or to the Sysco Ethics Line. Our Ethics Line is available 24 hours a day, seven days a week, 365 days a year, worldwide, to receive calls or web submissions from anyone wishing to report a concern or complaint, anonymous or otherwise. Our Ethics Line contact information can be found on our website at www.sysco.com under the heading "About Sysco – The Sysco Story – Sysco Global Code of Conduct."

Any report to any one of our multiple channels for reporting concerns that raises a concern or allegation of impropriety relating to our accounting, internal controls or other financial or audit matters is forwarded to our Senior Vice President, Legal, General Counsel and Corporate Secretary, who is then responsible for reporting such matters to the Chair of our Audit Committee. All such matters are investigated and responded to in accordance with the procedures established by the Audit Committee to ensure compliance with the Sarbanes-Oxley Act of 2002.

EXECUTIVE OFFICERS

The following individuals, other than Mr. Alt and Ms. Sansone, currently serve as executive officers of Sysco. Additional biographical information concerning these officers is provided below (other than Mr. Hourican, whose biographical information is provided under "Board of Directors Matters—Nominees for Election as Directors at the Annual Meeting" above).

Name	Title	Age
Kevin P. Hourican*	President and Chief Executive Officer	50
Aaron E. Alt*	Former Executive Vice President and Chief Financial Officer	52
Greg D. Bertrand*	Executive Vice President, Global Chief Operating Officer	59
Kenny K. Cheung*	Executive Vice President and Chief Financial Officer	41
Joel T. Grade	Executive Vice President, Corporate Development	53
Victoria L. Gutierrez	Senior Vice President, Chief Merchandising Officer	38
J. Chris Jasper	Senior Vice President and President, U.S. Broadline Foodservice Operations	51
Gregory S. Keller	Senior Vice President, National Accounts, Sysco and SYGMA	53
Eve M. McFadden	Senior Vice President, Legal, General Counsel and Corporate Secretary	47
Thomas R. Peck, Jr.*	Executive Vice President, Chief Information and Digital Officer	56
Ronald L. Phillips	Executive Vice President and Chief Human Resources Officer	58
Daniel T. Purefoy	Senior Vice President, Chief Supply Chain Officer	54
Neil A. Russell, II*	Senior Vice President, Corporate Affairs and Chief Administrative Officer	52
Judith S. Sansone*	Former Executive Vice President and Chief Commercial Officer	63
Scott B. Stone	Vice President, Financial Reporting and Interim Chief Accounting Officer	51

*   *Named Executive Officer.*



Age: **52**

AARON E. ALT

Biography:

Mr. Alt served as Sysco's Executive Vice President and Chief Financial Officer from December 2020 until January 2023. Previously, he served as Senior Vice President and Chief Financial Officer of Sally Beauty Holdings ("SBH"), an international specialty retailer and distributor of professional beauty supplies, and President of Sally Beauty Supply, the world's largest retailer of professional beauty supplies, since October 2018. Mr. Alt previously served as SBH's Senior Vice President, Chief Financial Officer and Chief Administrative Officer from May 2018 to October 2018. Prior to joining SBH, Mr. Alt served in various executive leadership roles of increasing responsibility at Target Corporation the second-largest discount retailer in the U.S., including Senior Vice President, Operations from March 2017 to May 2018; Senior Vice President Grocery Transformation from January 2016 to March 2017; Chief Executive Officer, Target Canada Co. from January 2015 to May 2018; Senior Vice President, Finance from August 2015 to January 2016; Senior Vice President, Tax and Treasurer from March 2015 to August 2015; Senior Vice President, Business Development, Risk Management, Tax and Treasurer from October 2013 to March 2015; and Senior Vice President, Business Development and Treasurer from September 2012 to October 2013. Prior to joining Target Corporation, Mr. Alt held several senior level positions with Sara Lee Corporation from 2004 to 2012. Mr. Alt was an associate and then a partner at the law firm of Kirkland & Ellis in London from 1998 to 2004. Mr. Alt holds a J.D. from Harvard Law School, an M.B.A. from J.L. Kellogg School of Management at Northwestern University and a B.A. in History and Political Science from Northwestern University.



Age: **59**
Executive Officer since:
July 2016

GREG D. BERTRAND

Biography:

Mr. Bertrand has served as Sysco's Executive Vice President and Global Chief Operating Officer since September 2003. Previously, he served as Sysco's Executive Vice President, U.S. Foodservice Operations from July 2018 to September 2023, as Senior Vice President, U.S. Foodservice Operations from July 2016 to July 2017, Senior Vice President, Foodservice Operations (West) from August 2015 to July 2016, Senior Vice President, Merger Integration Deployment from November 2014 to August 2015, and Senior Vice President, Business Process Integration from March 2014 to November 2014. Mr. Bertrand began his Sysco career in 1991 as a Marketing Associate at Sysco Chicago, where he advanced through several sales leadership positions before becoming Vice President-Sales in 1997 and Senior Vice President-Sales in 1998. He was promoted to Executive Vice President in 1999. In 2005, he was named President-Sysco Eastern Wisconsin. He became President-Sysco Chicago in 2008 and took on the added responsibilities of leading Sysco Eastern Wisconsin and Sysco Baraboo in 2009. He was promoted to Market Vice President-Midwest in 2010 and then to Senior Vice President – Foodservice Operations (West) in July 2012.



Age: **41**
Executive Officer since:
April 2023

KENNY K. CHEUNG

Biography:

Mr. Cheung has served as Sysco's Executive Vice President and Chief Financial Officer since April 2023. As CFO, he is responsible for Sysco's Financial Planning & Analysis, Accounting, Audit, Tax and Corporate Finance departments. Previously, he served as Executive Vice President, Chief Financial Officer at The Hertz Corporation, a global car rental company from September 2020 to March 2023. From December 2018 to September 2020, Mr. Cheung served in various leadership roles at Hertz including Executive Vice President, Chief Operational Officer Finance and Restructuring Officer, Senior Vice President and Chief Financial Officer, North America and Senior Vice President, Global Financial Planning and Analysis. Before joining Hertz, Mr. Cheung spent a decade with Nielsen Holdings, PLC, most recently as Global Chief Audit Executive from May 2017 to December 2018 and prior to that Regional Chief Operating Officer October 2014 to May 2017 and Regional Chief Financial Officer from July 2012 to October 2014. Mr. Cheung began his career at General Electric working within the finance department supporting supply chain, operations and FP&A from 2005 to 2007. Mr. Cheung received a Bachelor of Science degree in finance from the University of Maryland and a Master's of Business Administration degree from Washington University in St. Louis, Missouri.



Age: **53**
Executive Officer since:
September 2023

JOEL T. GRADE

Biography:

Mr. Grade has served as Sysco's Executive Vice President, Corporate Development since December 2020. Previously, he served as Executive Vice President and Chief Financial Officer from September 2015 to December 2020 and Senior Vice President – Finance and Chief Accounting Officer from February 2014 to September 2015. Mr. Grade began his career at Sysco as a Staff Auditor in 1996. He was promoted to Assistant Manager-Operations Review in 1999. He transferred to Sysco Austin in 2000 as Controller, was appointed Vice President-Finance and CFO of Sysco Chicago in 2002, and became Vice President-Finance and CFO of Sysco Canada in 2007. He was promoted to Vice President, of Foodservice Operations of Sysco Corporate and President of Sysco Canada in 2010 and held that position until May 2012, when he was appointed Senior Vice President, of Foodservice Operations (North). Mr. Grade earned an undergraduate degree in Accounting and Finance with a specialization in International Business from the University of Wisconsin-Madison in 1993 and an MBA in Finance, Strategy, and Marketing from Northwestern University's Kellogg School of Management in 2007.



Age: **38**
Executive Officer since:
October 2023

VICTORIA L. GUTIERREZ

Biography:

Ms. Gutierrez has served as Senior Vice President, Chief Merchandising Officer since August 2022. Previously, she served as Vice President of Category Management after joining Sysco in July 2021. Prior to joining Sysco, Ms. Gutierrez was a Partner with the Boston Consulting Group ("BCG") from September 2014 to June 2021, serving as a lead member of BCG's Retail, Large Scale Change and Operations practices, as well as a firm expert in transformation management, merchandising analytics and private brands. Before joining BCG, she held several positions in the beverage industry as a certified sommelier and entrepreneur. Ms. Gutierrez holds a Master of Business Administration degree from Massachusetts Institute of Technology's Sloan School of Management and a B.S. with Honors from Northwestern University.



Age: **51**
Executive Officer since:
March 2020

J. CHRIS JASPER

Biography:

Mr. Jasper has served as Senior Vice President and President, U.S. Broadline Foodservice Operations since March 2020. Previously, he served as Market President, Midwest from April 2018 to March 2020, President, Sysco Arizona from 2013 to April 2018, and Executive Vice President of Sysco Kansas City from 2012 to 2013. Mr. Jasper joined Sysco Arizona in 1995 as a marketing associate and then advanced through leadership positions of increasing responsibility, including District Sales Manager, Regional Sales Manager, and Vice President, Sales, before being promoted to Vice President, Sales and Marketing in 2011. He holds an undergraduate degree in Political Science from Arizona State University.



Age: **53**
Executive Officer since:
September 2023

GREGORY S. KELLER

Biography:

Mr. Keller has served as Senior Vice President, National Accounts, Sysco and SYGMA since September 2023. Previously, he served as Senior Vice President, National Sales from November 2021 to September 2023, served as Senior Vice President, Sales from November 2020 to November 2021, served as Senior Vice President, National Sales and President, SYGMA from February 2019 to November 2020, served as Vice President, Sysco, National Restaurants and President, SYGMA from November 2018 to February 2019, Vice President, Sysco and President SYGMA from January 2015 to November 2018 and President, SYGMA from July 2013 to December 2015. Mr. Keller began his career at SYGMA since August 2000 and has held a variety of sales, leadership and executive roles with increasing responsibility within Sysco.



Age: **47**
Executive Officer since:
February 2019

EVE M. MCFADDEN

Biography:

Ms. McFadden serves as Sysco's Senior Vice President, Legal, General Counsel & Corporate Secretary with responsibility over the company's legal, compliance, ethics, enterprise risk management, and business continuity functions. Ms. McFadden began her career at Sysco as Corporate Counsel – Employment and held various positions in the legal department prior to her promotion to VP, Legal, General Counsel & Corporate Secretary in February 2019. From December 2007 to December 2008, Ms. McFadden worked for ABM Industries Incorporated, a facility management company, as Assistant General Counsel. Ms. McFadden also worked as an Associate for the law firm Littler Mendelson, P.C. from October 2003 to December 2007 and began her law career as an Associate for Karr Tuttle Campbell in Seattle, Washington. Ms. McFadden graduated with honors from the University of Texas School of Law and holds an undergraduate degree in Political Science from the University of Washington.



Age: **56**
Executive Officer since:
January 2021

THOMAS R. PECK, JR.

Biography:

Mr. Peck has served as Sysco's Executive Vice President & Chief Information and Digital Officer since January 2021. Prior to joining Sysco, Mr. Peck served as Executive Vice President, Chief Information and Digital Officer for Ingram Micro Inc. from March 2018 to December 2020. He previously served as Senior Vice President and Global Chief Information Officer of AECOM, a global infrastructure consulting firm, from September 2012 to March 2018 and Global Leader Procurement and Travel of AECOM from May 2014 to March 2017. Prior to joining AECOM, Mr. Peck held several senior level positions with Levi Strauss & Company from September 2008 to September 2012, MGM Resorts (formerly MGM MIRAGE) from March 2006 to August 2008 and General Electric Company from August 1998 to March 2006. Mr. Peck began his career as an officer of the United States Marine Corps. Mr. Peck holds a Master of Science in Management from the Naval Postgraduate School and a Bachelor of Science in Economics from the United States Naval Academy. In addition, Mr. Peck was inducted into the CIO Hall of Fame in 2015.



Age: **58**
Executive Officer since:
May 2021

RONALD L. PHILLIPS

Biography:

Mr. Phillips has served as Sysco's Executive Vice President and Chief Human Resources Officer since May 2021. Prior to joining Sysco, Mr. Phillips served as Senior Vice President, Human Resources, Retail, Omnicare and Enterprise Modernization for CVS Health Corporation, a premier health innovation company, from October 2018 to April 2021. He previously served as Chief People Officer for Carnival Cruise Line from October 2015 to October 2018 and Chief Human Resources Officer for New York Presbyterian Hospital System from September 2013 to September 2015. Prior to joining New York Presbyterian, Mr. Phillips joined Comcast Corporation and served in various roles of increasing responsibility, including as Senior Vice President of Human Resources from October 2009 to November 2012, Divisional Vice President of Human Resources from March 2007 to October 2009, and Regional Vice President of Human Resources from September 2004 to March 2007. He also served as Senior Human Resources Manager with Ryder System, Inc. from July 2003 to September 2004 and began his career as a Division Director of Human Resources at McDonald's Corporation from May 1997 to July 2003. Mr. Phillips earned a Bachelor of Arts degree in Sociology and Administration of Justice from Virginia State University and a J.D. from the University of Richmond School of Law.



Age: **54**
Executive Officer since:
September 2023

DANIEL J. PUREFOY

Biography:

Mr. Purefoy has served as Sysco's Senior Vice President, Chief Supply Chain Officer since September 2023. Previously, he served as Chief Supply Chain Operations Officer from August 2022 to September 2023. Prior to joining Sysco, Mr. Purefoy served as Senior Vice President, Global Operations and Head of Diversity & Inclusion for Capri Holdings Limited ("Capri"), a multinational fashion holding company, from March 2020 to July 2022 and as Division Vice President, Global Procurement, Engineering & Strategy for Capri from October 2014 to March 2020. Before joining Capri, Mr. Purefoy served in engineering roles of increasing responsibility with The Home Depot, Inc. from December 2008 to September 2014, and Dell, Inc. from August 2005 to November 2008. He began his career as an officer for the U.S. Army with leadership positions in Engineering, Personnel and Operations. Mr. Purefoy earned a Bachelor of Science in Civil Engineering degree from Howard University and a Master of Business Administration degree from Emory University.



Age: **52**

Executive Officer since:
January 2023

NEIL A. RUSSELL, II

Biography:

Mr. Russell has served as Sysco's Senior Vice President, Corporate Affairs and Chief Administrative Officer since April 2023. As Chief Administrative Officer, he is responsible for implementing Sysco's portfolio of strategic initiatives and leading and managing Sysco's Communications, Sustainability, Government Relations and Investor Relations functions. From January 2023, to April 2023, he also served as Senior Vice President, Corporate Affairs, Chief Communications Officer and Interim Chief Financial Officer. Mr. Russell began his Sysco career in August 2007 as Vice President, Investor Relations, successfully managing relationships with equity markets and expanding Sysco's shareholder base. From February 2014 until July 2015, he served as Senior Vice President, Corporate Affairs at International Paper (Veritiv), where he led the company's Investor Relations, Communications, Corporate Social Responsibility (CSR) and Government Relations functions. He rejoined Sysco in July 2015 as Vice President, Investor Relations, and, while in that role, assumed responsibility for Sysco's Corporate Communications and CSR teams, as well as the role of Treasurer on an interim basis. Prior to Sysco, Mr. Russell held roles in Strategic Planning, Revenue Management and Financial Auditing at America West Airlines from 1995 to 1998, and Investor Relations, Financial Planning & Analysis, Mergers & Acquisitions and Strategic Planning at Delta Air Lines from September 1998 to July 2007. Mr. Russell currently serves as Secretary of the Board of Kids' Meals in Houston, a non-profit organization that delivers free meals to fight hunger in pre-school aged children. He is also on the Strategic Advisory Board of the March of Dimes and has been a volunteer teacher with Junior Achievement for the past 12 years. Additionally, he was appointed by the White House Administration to be on the Wilson Center Advisory Board, reporting to Congress, assisting with food security and supply chain complexities around the world. Mr. Russell received a Bachelor of Science degree in Business Management from Arizona State University and a Master's of Business Administration degree from the New York Institute of Technology.



Age: **63**

JUDITH S. SANSONE

Biography:

Ms. Sansone served as Sysco's Executive Vice President and Chief Commercial Officer from October 2020 until October 2023. She also owned Consultgenix, LLC, a consulting firm, and served as a consultant for Sysco from May 2020 until October 2020. Previously, she served as Senior Vice President, Front Store Business/Chief Merchant for CVS Health Corporation (CVS Health) from September 2012 to May 2020, responsible for strategy and business development of the Retail Business, Front Store Merchandising, Pricing and Promotion, Loyalty and Personalization, Store Formats and Design, Store Brands and Health Services. Ms. Sansone joined CVS Pharmacy, a subsidiary of CVS Health, in 1977, serving in a variety of retail and merchandising roles of increasing responsibility, culminating with her role as Chief Merchandising at CVS Health. Ms. Sansone holds an associate degree from Holyoke Community College.



Age: **51**

Executive Officer since:
September 2022

SCOTT B. STONE

Biography:

Mr. Stone has served as Sysco's Vice President, Financial Reporting since July 2011 and as Interim Chief Accounting Officer since September 2022. He oversees the Company's Financial Reporting, Financial Policies and Internal Controls, and Shared Service Accounting teams. Prior to joining Sysco in April 2006, Mr. Stone had served as a Senior Manager of Deloitte & Touche, LLP, a public accounting firm, from September 1996 to March 2006, where he oversaw multiple audit teams of public companies. Mr. Stone holds a Bachelor's of Business Administration and a Master of Science in Accounting from Texas A&M University and is a Certified Public Accountant licensed in the State of Texas.

MANAGEMENT DEVELOPMENT AND SUCCESSION PLANNING

On an ongoing basis, the Board plans for succession to the position of CEO and other key management positions. The Governance Committee is responsible for reviewing and recommending to the Board the appointment of all executive officers and other senior officers that report to the CEO. To assist the Board, the CEO periodically assesses the senior executives and their potential to succeed to the position of CEO and provides the Board with an assessment of potential successors to other key positions. On an annual basis, the Board and the CLD Committee engage in discussions with management regarding increasing the diversity of Sysco's executive management team. Management development and succession planning remained top priorities of executive management and the Board during fiscal 2023.

STOCK OWNERSHIP

SECURITY OWNERSHIP OF OFFICERS AND DIRECTORS

The following table sets forth certain information with respect to the beneficial ownership of Common Stock, as of September 18, 2023, by (i) each current director and director nominee, (ii) each NEO (as defined under "Compensation Discussion and Analysis"), and (iii) all current directors and executive officers as a group. Unless otherwise indicated, each stockholder identified in the table has sole voting and investment power with respect to his or her shares. Fractional shares have been rounded to the nearest whole share.

	Shares of Common Stock Owned Directly	Shares of Common Stock Owned Indirectly	Shares of Common Stock Underlying Options[1]	Shares of Common Stock Underlying Restricted Stock Units[2]	Total Shares of Common Stock Beneficially Owned[1][2]	Percent of Outstanding Shares[3]
Aaron E. Alt	24,112[4]	—	—	—	24,112	*
Greg D. Bertrand	32,557	5,066[5]	361,637	—	399,260	*
Daniel J. Brutto	28,656[6]	—	—	—	28,656	*
Kenny K. Cheung	—	—	—	—	—	*
Francesca DeBiase	—[6]	—	—	—	—	*
Ali Dibadj	4,133[6]	—	—	—	4,133	*
Larry C. Glasscock	84,546[6]	—	—	—	84,546	*
Jill M. Golder	2,200[6]	—	—	—	2,200	*
Bradley M. Halverson	22,968[6]	—	—	—	22,968	*
John M. Hinshaw	16,686[6]	—	—	—	16,686	*
Kevin P. Hourican	85,016	—	924,621	—	1,009,637	*
Hans-Joachim Koerber[11]	63,186	—	—	—	63,186	*
Alison Kenney Paul	3,600[6]	—	—	—	3,600	*
Thomas R. Peck, Jr.*	19,884	—	52,973	—	72,857	*
Neil A. Russell, II	10,796	—	11,606	—	22,402	*
Judith S. Sansone	21,698	—	53,538	—	75,236	*
Edward D. Shirley	28,160[6]	—	35,650	—	63,810	*
Sheila G. Talton	12,004[6]	—	—	—	12,004	*
All Directors and Executive Officers as a Group (25 Persons)	632,584[7]	9,513[8]	2,293,636[9]	7,968[10]	2,943,701[7][8][9][10]	0.58%

(*) Less than 1% of outstanding shares.

(1) Includes shares underlying options that are presently exercisable or will become exercisable within 60 days after September 18, 2023. Shares subject to options that are presently exercisable or will become exercisable within 60 days after September 18, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons.

(2) Shares underlying RSUs will vest and settle within 60 days after September 18, 2023 and are deemed outstanding for purposes of computing the percentage ownership of the person holding such RSUs, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons. It is expected that approximately one-third of the shares underlying these RSUs will be withheld to pay taxes related to the RSUs as they vest and settle.

(3) Applicable percentage of beneficial ownership at September 18, 2023 is based on 504,225,572 shares outstanding.

(4) Effective January 6, 2023, Mr. Alt separated from the Company. The beneficial ownership amount for Mr. Alt is shown as of January 6, 2023. The Company has been unable to confirm Mr. Alt's current beneficial ownership.

(5) These shares are held by Mr. Bertrand's children.

(6) Includes shares that were elected to be received in lieu of non-employee director retainer fees during the first half of calendar 2023 under the Sysco Corporation 2018 Omnibus Incentive Plan. For Mr. Brutto, this includes 398 shares; for Mr. Dibadj, this includes 665 shares; for Mr. Glasscock, this includes 464 shares; for Dr. Koerber, this includes 332 shares; for Ms. Paul this includes 132 shares; and for Mr. Shirley, this includes 833 shares. Unless the director has chosen to defer the shares under the Sysco Corporation 2009 Board of Directors Stock Deferral Plan, these shares will be issued on December 31, 2023 or within 60 days after a non-employee director ceases to be a director, whichever occurs first. Directors may choose to defer receipt of these shares related to director retainer fees, as well as shares awarded pursuant to restricted stock grants, and these deferred amounts are also included in this line item. To the extent cash dividends are paid on our Common Stock, each non-employee director also receives the equivalent amount of the cash dividend credited to his or her account with respect to all deferred restricted stock awards, and all elected shares that are deferred. The number of shares in each non-employee director's deferred stock account, including related dividend equivalents, is as follows: Mr. Brutto (5,740), Ms. DeBiase (none); Mr. Dibadj (none); Mr. Glasscock (84,040); Ms. Golder (none); Mr. Halverson (none); Mr. Hinshaw (16,656); Dr. Koerber (none); Ms. Paul (none); Mr. Shirley (none); and Ms. Talton (12,004). If the director has chosen to defer the receipt of any shares, such shares will be credited to the director's account under the 2009 Board of Directors Stock Deferral Plan and issued on the earliest to occur of the "in-service" distribution date elected by the director (which will be at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director), the death of the director, the date on which the director ceases to be a director of the Company, a change of control of Sysco, or the date on which the director applies and qualifies for a hardship withdrawal. Deferred shares are deemed outstanding for purposes of computing the percentage ownership of the persons holding such shares but are not deemed outstanding for purposes of computing the percentage ownership of any other persons.

(7) *Includes an aggregate of 172,381 shares directly owned by the current executive officers other than the named executive officers.*

(8) *Includes 4,447 shares indirectly owned by the current executive officers other than the named executive officers.*

(9) *Includes an aggregate of 853,611 shares underlying options that are presently exercisable or will become exercisable within 60 days after September 18, 2023, held by the current executive officers other than the named executive officers.*

(10) *Includes an aggregate of 7,968 shares underlying restricted stock units that are presently exercisable within 60 days after September 18, 2023, held by current executive officers other than the named executive officers.*

(11) *Dr. Koerber will retire from the Board at the conclusion of Sysco's Annual Stockholders Meeting.*

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information concerning beneficial ownership of our Common Stock by persons or groups known to us to be beneficial owners of more than 5% of our Common Stock outstanding as of September 18, 2023. The applicable percentage of beneficial ownership is based on 504,225,572 shares outstanding as of September 18, 2023.

	Total Shares of Common Stock Beneficially Owned	Percent of Outstanding Shares
The Vanguard Group and certain affiliates[1]	47,586,380	9.44%
Wellington Management Group and certain affiliates[2]	32,035,444	6.35%
BlackRock, Inc. and certain affiliates[3]	31,128,214	6.17%

(1) *This information is based on a Schedule 13G/A filed on February 9, 2023 by The Vanguard Group ("Vanguard"). According to the Schedule 13G/A, Vanguard has the sole power to vote, or to direct the vote of, 0 shares of Common Stock, the sole power to dispose, or to direct the disposition of 45,385,765 shares of Common Stock, the shared power to vote, or to direct the vote of, 760,868 shares of Common Stock, and the shared power to dispose, or to direct the disposition of, 2,200,615 shares of Common Stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.*

(2) *This information is based on a Schedule 13G/A filed on February 6, 2023 by Wellington Group Holdings LLP ("Wellington"). According to the Schedule 13G/A, Wellington has the shared power to vote, or to direct the vote of, 29,190,772 shares of Common Stock, and the shared power to dispose, or to direct the disposition of, 31,128,214 shares of Common Stock. The address for Wellington is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.*

(3) *This information is based on a Schedule 13G/A filed on February 7, 2023 by BlackRock, Inc. ("BlackRock"). According to the Schedule 13G/A, BlackRock has the sole power to vote, or to direct the vote of, 28,250,975 shares of Common Stock, and the sole power to dispose, or to direct the disposition of 32,035,444 shares of Common Stock. The address for BlackRock is BlackRock, Inc. 55 East 52nd Street, New York, NY 10055.*

DELINQUENT SECTION 16(A) REPORTS

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules issued thereunder, our executive officers and directors and any persons holding more than 10% of our Common Stock are required to file with the SEC and the NYSE reports of initial ownership and changes in ownership of our Common Stock. To our knowledge, no person beneficially owns more than 10% of our Common Stock. Copies of the Section 16 reports filed by our directors and executive officers are required to be furnished to us. Based solely on our review of the copies of the reports furnished to us, or written representations that no reports were required, we believe that, during fiscal 2023, all of our executive officers and directors complied with the Section 16(a) requirements.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding equity compensation plans as of July 1, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	9,750,183	$65.05	42,147,867[1]
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**9,750,183**	**$65.05**	**42,147,867[1]**

(1) Includes 39,928,758 shares issuable pursuant to our 2018 Omnibus Incentive Plan, of which 12,114,046 shares are eligible to be granted as full value awards, and 2,219,109 shares issuable pursuant to our Employee Stock Purchase Plan as of July 1, 2023.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (ITEM 2)

We are seeking an advisory vote to approve the compensation of our named executive officers, as disclosed in this Proxy Statement, as required by Section 14A and Rule 14a-21(a) of the Securities Exchange Act of 1934. This is commonly referred to as a "Say on Pay" vote because it provides the ability for stockholders to provide their opinions on Sysco's executive compensation programs and to ensure that the compensation of Sysco's top executives, including the CEO and other senior management, aligns with Sysco's financial performance and the interests of our stockholders. While the vote is non-binding, Sysco considers the results and stockholder feedback when making future executive compensation decisions.

Sysco's executive compensation programs are designed to attract and retain top talent, and to align executive interests with those of its stockholders. We try and strike a balance between pay-for-performance objectives and retention considerations, and to ensure that our executive compensation programs remain reasonable and competitive given Sysco's financial performance when compared with that of our peer group.

Given the information provided in this Proxy Statement, the Board of Directors asks you to approve the following advisory resolution:

RESOLVED, that the compensation paid to our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, executive compensation tables, and narrative discussion, is hereby **APPROVED**.

REQUIRED VOTE

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.

BOARD RECOMMENDATION

 The Board of Directors unanimously recommends a vote **"FOR"** the approval of the compensation paid to Sysco's named executive officers.

A LETTER FROM THE CHAIR
OF THE COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE



Alison Kenney Paul
Chair of the Compensation and
Leadership Development committee

Dear Fellow Stockholders,

I am honored to have been elected by the Board last November as the Chair of Sysco's Compensation and Leadership Development Committee (the "Committee") and wanted to share my insights on the Committee's priorities.

The COVID-19 pandemic had an extraordinary impact across many areas of the economy -- and certainly on Sysco's business. This required the Committee to take compensation actions to ensure the creation of meaningful and achievable goals relevant to the historic circumstances, and to incentivize our leaders to exit the pandemic as a stronger company. The actions we took were intended to meet the challenges of the pandemic. Moving forward, we're pleased to return to more typical pre-pandemic compensation practices.

Importantly, the Compensation and Leadership Development Committee is committed to driving a pay-for-performance culture. Working closely with a third-party expert, the Committee established challenging but achievable financial and non-financial metrics, and thoughtfully scrutinized management's results when grading their performance. We conducted substantial stockholder outreach to gain your perspective, acted based on feedback we received, and designed rigorous financial performance metrics for our Annual Incentive Plan ("AIP") and Long-term Incentive Plan ("LTIP"). Some of the major actions we have taken include:

- Substantially increased the disclosure around our non-financial metrics;
- Removed operational metrics in favor of financial metrics in our AIP and LTIP;
- Returned to an annual cash-based incentive plan from our bifurcated short-term incentive plan; and
- Returned to a three-year performance period for our PSUs.

I am proud of the Committee's actions to overcome the recent historic challenges. Emerging from this journey, we maintain our unwavering commitment toward our pay-for-performance philosophy, and we firmly believe our executive compensation plans and disclosures are not only robust, but industry-leading.

The Board is pleased with Sysco's leadership team and the overall business performance of the company. Sysco's investment in a long-term transformational agenda is driving sustainable profitable growth. The Committee is committed to ensuring the executive compensation programs are informed by feedback and create clear, quantifiable pre-established metrics tied to our stated financial goals. We thank you for your support and meaningful feedback, which allowed us to evolve toward a stronger future. We request and appreciate your continued support going forward, starting with our 2023 Say on Pay proposal and ongoing outreach processes.

Sincerely,

Alison Kenney Paul
Chair of the Compensation and Leadership Development Committee

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis focuses on how our named executive officers (our "NEOs") listed in the Summary Compensation Table were compensated for fiscal year 2023 (July 3, 2022, through July 1, 2023) and how their fiscal year 2023 compensation aligned with our philosophy of our executive compensation programs. For fiscal year 2023, our NEOs were:

      

Kevin P. Hourican
President and Chief Executive Officer

Kenny K. Cheung
Executive Vice President and Chief Financial Officer

Greg D. Bertrand
Executive Vice President, Global Chief Operating Officer

Judith S. Sansone
Former Executive Vice President and Chief Commercial Officer

Thomas R. Peck, Jr.
Executive Vice President, Chief Information and Digital Officer

Aaron E. Alt
Former Executive Vice President and Chief Financial Officer

Neil A. Russell, II
Senior Vice President, Corporate Affairs and Chief Administrative Officer (and former Interim Chief Financial Officer)

EXECUTIVE SUMMARY

Business Highlights

Our fiscal year 2023 financial results were strong, reflecting growth in case volumes and market share. Our market share gains in the U.S. continued to accelerate through the fiscal year, demonstrating the favorable impact of our Recipe for Growth strategy, now in its third year. This strategy is helping us advance our capabilities in supply chain and sales. As a result, we achieved an all-time record for annual sales of $76.3 billion and operating income of $3.0 billion. We made significant improvements in operating expense leverage, resulting in improved productivity that drove profitable growth.

We continue to benefit from the scale of our operations, our diversification as the industry leader across customer types, product categories and geographies and our strong balance sheet. While investing heavily against our long-term growth through organic and inorganic efforts, we also returned $1.5 billion to stockholders, through $500 million of share repurchases and $996 million of dividend payments.



SALES INCREASED **11.2%** TO $76.3 BILLION — OPERATING INCOME INCREASED **29.5%** TO $3.0 BILLION — NET EARNINGS INCREASED **30.3%** TO $1.8 BILLION — EBITDA[1] INCREASED **14.1%** TO $3.6 BILLION

(1) See reconciliation in Annex I - Non-GAAP Reconciliations.

"Say on Pay" Advisory Votes

The Compensation and Leadership Development Committee (the "Committee") relies on our regular stockholder outreach and engagement activities, as well as more formal channels, to communicate with stockholders. We proactively engage with our stockholders regarding executive compensation programs and corporate governance and sustainability matters throughout the year, including the opportunity for our stockholders to cast annually a non-binding, advisory vote regarding our executive compensation programs. At our fiscal year 2022 Annual Meeting, 64% of the shares that voted with respect to our "Say on Pay" proposal (excluding abstentions) voted "FOR" the proposal. This was a disappointing outcome after several years of substantial shareholder support of our pay for performance philosophy.

Stockholder Engagement

Following the lower than usual support received for our Say on Pay proposals in 2021 and 2022, the Committee undertook a deliberate and expanded stockholder engagement process to augment Sysco's year-round engagement efforts in order to understand concerns that drove the vote outcome and seek our stockholders' perspectives on potential compensation program and disclosure changes.

Committee Actions Implemented Based on Previous Stockholder Feedback

In alignment with our regular stockholder outreach and engagement activities, the Committee has implemented several recent changes to our executive compensation programs consistent with stockholder feedback received prior to our 2022 annual meeting of stockholders, including:

- Returning to an annual cash-based incentive plan from our bifurcated short-term incentive plan;
- Returning to a three-year performance period for our performance share units ("PSUs"); and
- Removing operational measures from the AIP.

Committee Actions Implemented Based on Fiscal Year 2023 Feedback

During fiscal year 2023 and subsequent to our 2022 annual meeting of stockholders, we continued our stockholder engagement program, extending offers for engagement to stockholders that represented 53% of our outstanding shares of Common Stock. We met with all investors who accepted our invitation, representing 27% of our outstanding shares of Common Stock. These meetings were conducted by our management engagement team, which included representatives from Investor Relations, Legal and Executive Compensation. Ms. Paul, the Committee chair, together with Mr. Glasscock, a member of the Committee and chair of the Governance Committee, and Mr. Brutto, a Board member and the Sustainability Committee chair, also attended several of these investor outreach meetings. The meetings provided valuable feedback on our executive compensation programs and corporate governance and sustainability practices that was shared with the Committee and the Board. During these meetings, we discussed the substantial enhancements we made to our executive compensation program in recent years, and based upon stockholder feedback from these meetings, we made the following changes to our fiscal year 2024 executive compensation programs:

Stockholder Feedback[1]	Committee Actions
Financial measures should be more prevalent in the annual cash-based incentive program ("AIP")	For the 2024 AIP, we increased the weighting of financial measures from 60% to 70%, with 40% tied to operating income and 30% tied to sales revenue.
Expressed preference for more disclosure around strategic business objectives ("SBOs")	Updated disclosure to provide additional transparency by listing the Committee's assessment of management's performance across key initiatives for the Recipe for Growth SBOs and disclosure on Environmental, Social, and Governance SBOs.
Include Return on Invested Capital ("ROIC") as a financial measure in the long-term incentive plan ("LTIP")	Returned to our historical practice of including ROIC in our LTIP. ROIC was last incorporated in our LTIP for fiscal year 2020 awards and removed due to the uncertainties surrounding the COVID-19 pandemic.

(1) Stockholder feedback in the table above was received following the 2022 annual meeting of stockholders.

We are committed to continuing the dialogue with stockholders regarding our executive compensation philosophy and practices, and we considered the Say on Pay vote results and other stockholder feedback in the context of designing our executive compensation programs for fiscal year 2024. In addition to our annual "Say on Pay" vote and our stockholder engagement efforts, stockholders are invited to express their views to the Committee as described above under the heading "Board Composition—How to Contact the Board."

PHILOSOPHY OF OUR EXECUTIVE COMPENSATION PROGRAMS

As the global leader in selling, marketing and distributing food products to restaurants, healthcare and educational facilities, lodging establishments and other customers who prepare meals away from home, the Committee believes that executive compensation programs must reflect our commitment to attracting, retaining, and incentivizing extraordinarily talented individuals who are committed to driving Sysco's aspiration and strategy. Our NEOs must have a particular level of skill and experience to manage and deliver on our market growth aspirations, and a highly competitive compensation package is critical to this objective. The Committee endeavours to follow a competitive pay-for-performance philosophy that is in the long-term interests of our stockholders.

Core Principles



PAY FOR PERFORMANCE	COMPETITIVENESS AND RETENTION	ACCOUNTABILITY FOR SHORT AND LONG-TERM PERFORMANCE	ALIGNMENT WITH STOCKHOLDERS' INTERESTS
Sysco's variable incentive compensation program provides awards with significant upside opportunity for exceptional performance and downside risk for under performance	Sysco provides a competitive pay opportunity that attracts and retains the highest quality professionals	Sysco's compensation program motivates results that support the short-term and long-term interests of the business	Sysco provides significant at-risk, equity-based compensation to link the interests of our NEOs with those of our stockholders

Executive Compensation Best Practices

The Committee believes in structuring executive compensation programs to drive performance and support the best standards in executive compensation, while appropriately balancing risk and reward. We have strong executive compensation programs that are annually reviewed as a result of stockholder feedback, recommendations by our independent compensation consultant and executive compensation best practices and policies.

WHAT WE DO

✓ **Pay for performance** – Link a significant percentage of total compensation to company-wide and individual performance.

✓ **Annual "Say on Pay"** – Seek an advisory vote from stockholders on our executive compensation programs on an annual basis.

✓ **Risk assessment** – Perform an annual risk assessment of our executive compensation programs to identify practices that may encourage employees to take unnecessary or excessive risk.

✓ **Independent compensation consultant** – Selection and engagement by the Committee of an independent compensation consultant to advise on our executive compensation programs.

✓ **Clawback policy** – Cancel or clawback AIP and LTIP awards to NEOs who engage in misconduct that results in: (i) material financial or reputational harm to Sysco; or (ii) a material financial restatement.

✓ **Double trigger change-in-control** – LTIP awards include a double-trigger that requires both a change in control and an involuntary termination within 24 months for accelerated vesting of awards.

✓ **Robust Stock ownership guidelines** – Require stock ownership equal to 7x base salary for CEO, 4x base salary for executive vice presidents, 2x base salary for senior vice presidents and 5x annual cash retainer for our directors.

✓ **Limited trading windows** – Require our NEOs to conduct all transactions in shares of Common Stock through pre-approved Rule 10b5-1 trading plans.

WHAT WE DON'T DO

✗	No repricing of underwater stock options without stockholder approval.
✗	No excise tax gross ups upon a change in control.
✗	No unearned dividends paid. Pay dividend equivalents on our PSUs and restricted stock units ("RSUs") only if and when the underlying awards are earned and delivered.
✗	No excessive perquisites.
✗	No stock hedging or pledging by our NEOs, directors, or other specified "insiders."

HOW EXECUTIVE PAY IS ESTABLISHED

The Committee, consisting solely of independent directors, has the exclusive authority and responsibility to determine all aspects of executive compensation for senior officers, including the NEOs. The Committee, in consultation with its independent compensation consultant, Semler Brossy, focuses on ensuring that our executive compensation programs reinforce our pay for performance philosophy and enhance stockholder value.

In developing Sysco's pay for performance policies, the Committee, in collaboration with Semler Brossy and members of our Human Resources Department, evaluate base salaries and annual and long-term incentive awards compared to an executive compensation peer group. The Committee references the median of the peer group when making executive compensation decisions, but does not target any specific positioning relative to market for any element of compensation. Rather, the Committee considers each NEO's role, experience, and current and expected contributions, among other factors, when determining target performance levels for each element of compensation, as well as total compensation.

Independent Committee Consultant	Semler Brossy provides the Committee with independent advice in evaluating our executive compensation programs and policies, and, where appropriate, assists with the redesign and enhancement of elements of the programs. The Committee has reviewed the independence of Semler Brossy and determined that Semler Brossy is independent from Sysco and that no conflicts of interest exist related to their services provided to the Committee. Representatives from Semler Brossy attended five Committee meetings during fiscal year 2023. The Committee consulted Semler Brossy for all executive compensation decisions made for fiscal year 2023 and fiscal year 2024, including peer group composition, annual and long-term incentive plan designs, and Semler Brossy provided market data on CEO and other NEO compensation. Specifically, Semler Brossy: ● Reviewed the continuing appropriateness of the peer group described below under "Executive Compensation Peer Group"; ● Prepared executive compensation studies in June 2022 and June 2023, which included a comparison of base salaries and estimated total direct compensation for the NEOs relative to the peer group; ● Conducted a pay-for-performance analysis, comparing the relationship between actual realizable pay for the NEOs and our total stockholder return to that of the peer group; ● Compared our aggregate equity usage to the peer group; ● Advised on incentive plan design and changes to respond to stockholder perspectives; and ● Provided ongoing updates on regulatory and governance changes.
Sysco's Human Resources Department	Sysco's Executive Vice President and Chief Human Resources Officer and our Human Resources Department ("HR") provide additional analysis and guidance related to NEO compensation, as requested by the Committee, including the following: ● Assisting the CEO in making preliminary recommendations of base salary ranges, annual and long-term incentive program design, and target award levels for the NEOs; ● Providing the Committee with anticipated payment levels of annual and long-term incentive awards throughout the fiscal year based on projections relative to the performance measures; and ● Furnishing comparison data on the internal equity of the compensation awarded within Sysco.
Chief Executive Officer	The CEO makes recommendations to the Committee of base salary and annual and long-term incentive award opportunities for the NEOs other than himself. The CEO also provides initial recommendations on metrics and goals for the AIP performance targets for the Committee to consider. The Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations. The Committee, in executive session, with input from Semler Brossy, annually determines and approves each element of compensation for the CEO. The CEO is not involved in, nor present during, discussions related to his own compensation.

Executive Compensation Peer Group

The Committee regularly evaluates the peer group for appropriateness, applying revenue, market capitalization, and earnings before interest and taxes as the primary criteria for selection. The Committee, with input from Semler Brossy, concluded, based upon a quantitative and qualitative assessment, that comparable companies with respect to executive compensation include: (i) two U.S. public company foodservice distribution competitors, and (ii) companies in other industries whose business size and complexity are similar to ours and with which we compete for top executive talent. In particular, we look at companies in the logistics and distribution, consumer products, and retail sectors that are within a specified range relative to Sysco's revenue and market capitalization.

Fiscal Year 2023 Peer Group

• Aramark	• Dollar Tree, Inc.	• Lowe's Cos. Inc.	• United Parcel Service Inc.
• Archer Daniels Midland Company	• FedEx Corp.	• Performance Food Group	• US Foods Holding Corp.
• Bunge Limited	• Kimberly-Clark Corporation	• Target Corp.	• Walgreens Boots Alliance, Inc.
• Costco Wholesale Corp.	• The Kroger Co.	• Tyson Foods, Inc.	

For fiscal year 2024, the Committee approved a peer group consisting of the same companies as the fiscal year 2023 peer group, together with the addition of Dollar General Corporation, Loblaw Companies Limited and Yum! Brands, Inc.

Compensation Risk Analysis

As part of its responsibilities, the Committee reviews and evaluates our company-wide compensation programs to monitor whether any program components or policies encourage or otherwise promote the taking of inappropriate or unacceptable risks that could threaten our long-term stockholder value. In September 2023, at the Committee's request, Semler Brossy reviewed management's assessment of our fiscal year 2023 compensation programs and the associated risks. Management's assessment placed particular emphasis on identifying employees who could pose a significant compensation risk because of the variability of their compensation and their ability to expose Sysco to significant business risk. The Committee concluded that our company-wide compensation programs are designed to effectively promote the creation of long-term stockholder value, discourage behavior that leads to excessive risk, and mitigate the material risks associated with executive and other compensation programs.

WHAT WE PAID

Compensation Components

Our executive compensation programs are designed so that our NEOs have a greater percentage of their total compensation contingent on company-wide financial performance and their individual performance. We believe that having a significant portion of our NEOs' compensation variable and tied to performance closely aligns their interests with our long-term interests and those of our stockholders.

As shown below, for fiscal year 2023, approximately 91% of our CEO's fiscal year 2023 total target compensation was variable, subject to performance, and approximately 80% of our other NEOs' total compensation was variable, subject to performance.



CEO
9%
Base Salary
14%
Annual Incentive Program Opportunity
77%
Long-Term Incentive Plan Opportunity

NEOs other than CEO
20%
Base Salary
21%
Annual Incentive Program Opportunity
59%
Long-Term Incentive Plan Opportunity

The Committee has not historically used an exact formula for allocating between fixed and variable, cash and non-cash, or annual and long-term compensation, allowing us to incorporate flexibility into our annual and long-term compensation programs and adjust for the evolving business environment.

Compensation Arrangements for Messrs. Cheung and Russell

Following an extensive search process supported by a third-party executive search firm, the Board, as recommended by the Governance Committee, determined that Mr. Cheung was the best candidate for the Chief Financial Officer position. For further discussion of his experience and qualifications, please refer to the "Executive Officers" section above. In connection with Mr. Cheung's appointment as Executive Vice President and Chief Financial Officer, Mr. Cheung and the Company entered into a letter agreement, pursuant to which Mr. Cheung would be eligible to receive (i) an annual base salary of $765,000, (ii) an AIP Target Opportunity for fiscal year 2023 equal to 100% of his annual base salary, pro-rated from April 17, 2023 through July 1, 2023, and (ii) an LTIP award for fiscal year 2024 with a grant date fair value equal to 325% of his annual base salary.

In addition, Mr. Cheung received the following make-whole incentives: (i) a one-time cash payment equal to $600,000 (the "Sign-On Bonus") and (ii) a full value Fiscal 2023 LTIP Award for the Company's fiscal year 2023 with a grant date fair value equal to 325% of his annual base salary that consisted 50% of performance share units, 30% of stock options and 20% of restricted stock units. The award of the Sign-On Bonus, together with the grant of a full Fiscal 2023 LTI Award, in lieu of a pro-rated LTI award, was intended to be economically equivalent to his forfeited equity awards issued by his former employer.

Further, in connection with his appointment as Senior Vice President, Corporate Affairs and Chief Administrative Officer, Mr. Russell's (i) annual base salary was increased to $525,000, (ii) AIP Target opportunity will be equal to 100% of his annual base salary, and (iii) Target LTIP Award opportunity was increased to an aggregate grant date fair value equal to 200% of his annual base salary. Mr. Russell also received a one-time RSU award valued at $500,000 intended to enhance his retention. The RSU award will vest pro-rata over three years, subject to Mr. Russell's continued employment with the Company through the applicable vesting dates. Also, in recognition of Mr. Russell's service as Interim Chief Financial Officer, he received a one-time, cash incentive payment of $125,000.

Base Salary

Base salary is the only fixed component of total compensation and is designed to attract and retain high-performing and experienced NEOs. The Committee begins its annual review of base salary for the NEOs through discussion with the CEO on the previous year's expectations and achievements for each NEO. The annual base salary determinations for NEOs are typically effective in the first quarter of each fiscal year, following the NEO's annual performance review, which includes a discussion about their individual results against defined expectations. The table below shows the annualized salaries of each NEO for fiscal years 2021, 2022, and 2023, respectively.

Named Executive Officer[1]	FY21 Base Salary[2]	FY22 Base Salary[3]	FY23 Base Salary[4]
Kevin P. Hourican	$ 1,300,000	$ 1,300,000	$ 1,300,000
Kenny K. Cheung	—	—	765,000
Greg D. Bertrand	678,300	702,000	760,000
Judith S. Sansone	650,000	666,300	686,200
Thomas R. Peck, Jr.	650,000	666,300	682,900
Neil A. Russell, II	369,495[5]	416,000	436,800[6]

(1) The table omits Mr. Alt, who resigned effective January 6, 2023.

(2) Base salary effective September 1, 2020.

(3) Base salary effective August 29, 2021.

(4) Base salary effective August 28, 2022, except for Mr. Cheung, whose base salary was effective on his start date of April 17, 2023.

(5) Mr. Russell's base salary was increased to $400,000 effective November 19, 2020, in connection with his appointment to Senior Vice President, Investor Relations and Corporate Affairs.

(6) Mr. Russell's base salary was increased to $525,000, effective April 17, 2023, in connection with his appointment as Senior Vice President, Corporate Affairs and Chief Administrative Officer.

Annual Incentive Plan

We believe that an AIP that offers NEOs opportunities to earn cash incentives upon the achievement of financial measures and strategic business objectives that are aligned with our business strategy is critical to creating long-term stockholder value. In July 2022, the Committee designed an AIP for fiscal year 2023 (the "2023 AIP") to motivate and reward our NEOs for achieving annual financial measures, delivering on our Recipe for Growth strategic priorities, and executing on our ESG initiatives. When the metrics associated with each of these categories are achieved, the AIP was designed to reward our NEOs' performance and ensure competitive annual incentive payments.

For the NEOs, AIP targets, expressed as a percentage of base salary, did not change for fiscal year 2023. However, the dollar value of the 2023 target award opportunity for Messrs. Bertrand, Russell, and Peck and Ms. Sansone increased from fiscal year 2022 as a result of the base salary increases described above. The following table shows the fiscal year 2023 AIP target opportunity for each of the NEOs.

Named Executive Officer[1]	AIP Target (% of Base Salary)	AIP Target Opportunity[2]
Kevin P. Hourican	150%	$ 1,950,000
Kenny K. Cheung	100%	159,725[3]
Greg D. Bertrand	125%	938,854
Judith S. Sansone	100%	683,163
Thomas R. Peck, Jr.	100%	680,344
Neil A. Russell, II	100%	452,015

(1) The table omits Mr. Alt, who resigned effective January 6, 2023.

(2) The AIP Target Opportunity was based on various pro-rated base salaries as reported in the "Base Salary" table above.

(3) Mr. Cheung was eligible for a prorated AIP based on his start date of April 17, 2023, through July 1, 2023, the end of fiscal year 2023.

At the beginning of fiscal year 2023, specific performance metrics for the AIP were set, as well as performance targets for threshold, target and maximum payout levels, as applicable. The NEOs were eligible to earn an incentive payment for each performance metric, which was measured independently from the other metrics over the fiscal year. For the financial measures, the threshold levels for the 2023 AIP were set above actual financial results for fiscal year 2022, and were increased sufficiently to create value for our stockholders. Target performance levels were set to the anticipated level of performance based upon our internal projections and established in the context of our announced expectations for financial performance, prior year results and market conditions, while maximum performance levels were set at aspirational levels.

The Committee, when setting the performance targets, collaborated with Semler Brossy and members of the Human Resources Department and considered external industry benchmarks, historical performance levels and market expectations. The Committee determined that the AIP performance targets should be set at levels that are achievable, measurable and results-driven in order to drive behaviors and aid in retaining talent, but also sufficiently rigorous to satisfy stockholders expectations and help achieve our Recipe for Growth strategic initiatives.

The Committee established the 2023 AIP with the following measures and performance metrics:

Measures	Performance Metric	Weighting	Payout Opportunity
Financial 60%	Sales Revenue	30%	0-200%
	Operating Income	30%	
Recipe For Growth SBOs 30%	Digital	10%	0-150%
	Products and Solutions	10%	
	Supply Chain	10%	
ESG 10%	Global Gender Representation	2.5%	0-150%
	Diverse Candidate Pool	2.5%	
	Scope 1 and 2 Emissions Reduction Goals	5%	

Each NEO's 2023 AIP incentive opportunity was targeted at a percentage of his or her annual base salary, as shown above, and the resulting incentive payout for an NEO could have been reduced to zero or increased by up to 35% based on each NEO's individual performance rating during fiscal year 2023, but not to exceed 180% of their AIP target opportunity. The individual modifier was only applied to increase an AIP payout when significant contributions were made by an NEO whose individual performance far exceeded expectations.

Financial Measures

In designing the 2023 AIP, the Committee placed a greater emphasis on Sysco's financial performance, with 60% of the AIP target opportunity tied to financial measures. The Committee viewed financial measures as important under the AIP given that financial measures directly reflect the overall performance and health of our business and help to maximize stockholder value. Financial measures also allow the Committee to benchmark our performance against industry peers and competitors and provide valuable insights into how Sysco is positioned within the market.

Performance Metric:	Reason(s) for Selection:
Sales Revenue	The Committee selected sales revenue as a performance metric representing 30% of the 2023 AIP opportunity. The straightforward nature of this metric makes it easier to communicate performance expectations and align individual and team goals with the Company's strategic objectives under our Recipe for Growth. The Committee set the target sales revenue target for 2023 at $77.795 billion, which equated to a 13.3% increase from the prior year's sales revenue of $68.636 billion.
Operating Income	The Committee also selected operating income as a performance metric representing 30% of the 2023 AIP target opportunity, as it reflects the profit we generated after excluding "non-operating" income and expense items that are not part of our core business operations. Operating income allows for comparability across companies within our peer group, since it provides a standard measure of operational efficiency and profitability, making it easier to benchmark performance against industry peers. The Committee viewed this as an important measure of how well our executive leadership team was growing revenue while managing operating costs. The Committee set the target threshold at $3.335 billion, which equated to a 26.4% increase from the prior fiscal year's adjusted operating income of $2.638 billion.[1]

(1) See reconciliation in Annex I – Non-GAAP Reconciliations.

For both fiscal year 2023 financial measures, meaningful and rigorous targets were set which represented a significant increase from prior year actual results.

The table set forth below shows the target amounts for achieving the threshold, target and maximum levels established for each financial measure, as well as the actual result. For each financial measure, achievement of the threshold, target and maximum amounts would result in the payment of 50%, 100% and 200%, respectively, of the target payout level.

Financial Measures[1]	Weight	Threshold	Target	Maximum	Results	Percentage of Target
Sales Revenue	30%	$70.015	$77.795	$85.574	$76.325	98.1%
Operating Income[2]	30%	$3.002	$3.335	$3.669	$3.210	96.3%

(1) Measured in billions of dollars.

(2) Operating income (calculated on an adjusted basis) represents a non-GAAP measure; see reconciliation in Annex I - Non-GAAP Reconciliations.

Recipe For Growth Strategic Business Objectives

The Committee believes it is beneficial to balance financial measures with non-financial measures tied to our Recipe for Growth strategic plan in order to assess and reward holistic performance and encourage behaviors from our NEOs that drive long-term, sustainable success. Our Recipe for Growth is specifically designed to transform Sysco into a more growth-oriented, purpose-led, agile, innovative and customer-focused company. The Recipe for Growth consists of five strategic priorities aimed at enabling us to grow 1.5 times faster than the market by the end of fiscal year 2024. The Committee believed that the use of Recipe for Growth SBOs further promoted our pay for performance philosophy and determined that, for fiscal year 2023, our Recipe for Growth SBOs would be focused on our three highest priority strategic initiatives, each representing 10% of the total AIP target incentive opportunity:

Recipe for Growth Pillar:	Reason(s) for Selection:
Digital	The Committee selected the Digital strategic objective since a primary goal for Sysco is to serve customers efficiently and consistently with the products they need, when and how they need them. Also, enabling digital channel migration through improved eCommerce utilization, new customer acquisition and onboarding, and enhancing the shopping experience will help us prioritize workflows and increase profitability.
Products and Solutions	The Committee chose the Products and Solutions strategic objective since it revolved around offering customer focused marketing and merchandising solutions to increase sales.
Supply Chain	The Committee chose the Supply Chain strategic objective since, by managing our supply chain, we can cut excess costs and deliver products to the consumer faster and more efficiently.

Committee Assessment of Performance under Strategic Business Objectives

The table below sets forth for each of the SBOs under the 2023 AIP: (i) the Committee's assessment as to the extent to which the key initiatives underlying each SBO goal was completed; and (ii) the aggregate payout percentage for each of the three Recipe for Growth SBOs attributable to the Committee's collective assessment of the NEO's performance with respect to the underlying initiatives.

Recipe For Growth SBO	Committee's Assessment of Performance under Key Initiatives	Percentage of Target
Digital Enriching the customer experience through personalized digital tools that reduce friction in the purchase experience and introduce innovation to our customers.	• Successfully launched Sysco Your Way and Perks! throughout the U.S., with customer-centered growth team delivering revenue and gross profit substantially exceeding the applicable targets. • Deployed SHOP enhancements on time and on budget, achieving targeted revenue and margin, partially offset by delays in the deployment of SHOP in Canada.	110%
Products and Solutions Providing customer-focused marketing and merchandising solutions that inspire increased sales of our broad assortment of fair priced products and services and improving our merchandising and marketing solutions by developing improved strategies for specific cuisine segments.	• Pricing/Periscope and Partnership Growth Management/Strategic Sourcing ("PGM") each delivered gross profit substantially exceeding the applicable targets. • Development of brand team, growth strategy, and multiyear business plan focused on increasing brand penetration consistent with target. • Achieved PGM milestones on schedule, delivering a value above the applicable target.	125%
Supply Chain Efficiently and consistently serving customers with the products they need, when and how they need them, through a flexible, agile delivery framework.	• Supply Chain productivity enhancements in the U.S., U.K. and France implemented, but performance improvements were below the applicable targets. • Success with initial Network Optimization pilot, but broader deployment of Omnichannel Fulfillment capabilities delayed due to expansion of pilot programs and reprioritization of initiatives. • Developed strategic capacity plans for U.S., Canada and France and completed deployment of electric vehicles on schedule.	70%

Environmental, Social, and Governance

Embracing diversity and a commitment to environmental responsibility are engrained in Sysco's culture and help solidify our position as the global leader in foodservice distribution. In furtherance of our ESG commitment, and in response to stockholder feedback, the Committee decided to incorporate ESG metrics into our AIP for fiscal year 2023, which are designed to drive accountability towards key ESG strategic outcomes.

This being the first year of inclusion into our executive compensation programs, the Committee was very thoughtful about which specific ESG metrics would be most effective. As a result, the Committee selected three separate goals relating to diversity and sustainability, which reinforce our corporate purpose of "connecting the world to share food and care for one another."

The Committee recognized that our business is strengthened when we leverage the diversity of thought and cultures of our workforce and business partners. Also, the Committee believes that it is important for Sysco to be a good steward of our planet while we continue to serve our customers. Therefore, the Committee utilized diversity and sustainability metrics and targets that measured the number of women in management positions (gender representation), the percentage of our candidate pools that are comprised of women and minorities (diverse candidate pool), and the percentage by which we reduce our carbon footprint (progress on Scope 1 and 2 emissions reduction goals). The performance measures set forth below show the target amounts for achieving the threshold, target and maximum levels established for each ESG goal, together with the actual result. For each ESG measure, achievement of the threshold, target and maximum amounts would result in the payment of 50%, 100% and 150%, respectively, of the target payout level. For fiscal year 2023 AIP, the Committee established the following ESG goals and payouts:

ESG Measures	Weight	Threshold	Target	Maximum	Results	Percentage of Target
Global Gender Representation	2.5%	+1%	+2%	+3%	Below Threshold	0%
Diverse Candidate Pool	2.5%	50%	75%	100%	75%	100%
Progress on Scope 1 and 2 Emissions Reduction Goals	5%					
- Renewable Energy		5%	10%	15%	10.3%	103%
- Solar Sites		1	2	3	2	100%
- Electric Vehicle Deliveries		10	20	30	23	115%
- Fleet Asset Renewal		800	960	1,200	1,394	150%

Global Gender Representation

The Committee believes that engaged and empowered colleagues drive business success and that attracting, developing and retaining the best talent globally to drive our business success is a key driver of long-term stockholder value.

At the end of fiscal year 2022, global female representation for management positions was 27.7% and, in the U.S., women held 24% of Sysco's management positions (defined as managers of people) and 28% of Sysco's officer roles (defined as executives and senior level employees within the Global Support Center and field organizations).

The Committee determined that achieving a greater representation of women was not only a matter of fairness, but was also crucial for Sysco's success. As the Committee considered incorporating a gender representation goal into Sysco's 2023 AIP, the Committee concluded that having women in managerial roles would help transform Sysco's culture. Specifically, it would bring a variety of perspectives, experiences, and ideas to the workplace, which may lead to increased creativity, innovation, performance and productivity.

Diverse Candidate Pool

Our vision is to continue building a diverse, equitable and inclusive work environment that better reflects the customers and communities we serve. Sysco's colleagues are comprised of diverse individuals with varied and rich backgrounds, perspectives and experiences, which allows us to connect with our customers and grow our market share. Also, Sysco having a diverse and inclusive culture strengthens our decision-making ability and perspective. It also increases innovation and creativity, which enhances our vibrant, engaging culture. A diverse and inclusive culture is a competitive advantage and will feed our growth.

The Committee determined that for management positions, a diverse candidate pool should be interviewed before any hiring decision is made. A diverse candidate pool is one where at least one of the candidates interviewed is either a woman or ethnic minority. The Committee acknowledged that having a diverse candidate pool would help to achieve a more diverse workforce by increasing the number of diverse candidates. Also, expanding the candidate pool allows us to identify more candidates with a broader range of skills and abilities than might otherwise be identified when relying on more traditional recruitment strategies.

Progress on Scope 1 and 2 Emissions Reductions Goals

At Sysco, we believe in responsible growth that enhances our ability to connect and feed the world while minimizing our impact on the planet. We know that the climate crisis is both complex and pressing, demanding quick and decisive foodservice industry action. Our strategy is to lead the industry by example, finding new ways to reduce greenhouse gas emissions and bring those solutions to scale.

Sysco's science-based emissions reduction targets are an integral part of our roadmap to reducing Scope 1 and 2 emissions by 27.5% by 2030. Sysco's Scope 1 and 2 reduction efforts will be achieved in part by electrifying 35% of our U.S. tractor fleet by 2030, equivalent to

adding nearly 2,800 electric trucks. In addition, we plan to source 100% renewable electricity for our global operations by 2030.

The Committee believed that by including progress on our Scope 1 and 2 emissions reductions goals within the 2023 AIP, it would help ensure that Sysco grows responsibly and purposefully while leading our industry toward a more sustainable future. The goals centered around procuring renewable electricity, implementing on-site solar installations in select locations, continuing fleet electrification and continuing normal tractor and trailer asset turnover with efficiency benefits.

Summary of FY23 AIP Results

The total annual incentive award payment for each NEO under the fiscal year 2023 AIP was calculated as indicated in the table below.

Performance Measures	Weight	Percentage of Target	Weighted Payout
Financial Measures			
Sales Revenue	30%	98.1%	27.2%
Operating Income	30%	96.3%	24.4%
Recipe For Growth SBOs			
Digital	10%	110%	11%
Products and Solutions	10%	125%	12.5%
Supply Chain	10%	70%	7%
ESG			
Global Gender Representation	2.5%	0%	0%
Diverse Candidate Pool	2.5%	100%	2.5%
Scope 1 and 2 Emissions	5%	117%[1]	5.9%
Fiscal Year 2023 Payout			**90.4%[2]**

(1) *Aggregate percentage of target for all four goals under progress on reducing Scope 1 and 2 emissions.*

(2) *Due to rounding, the component performance factor percentages do not add precisely to the total.*

The fiscal year 2023 AIP payment for each of the above measures was calculated based on performance as compared to the performance target(s), and paid independently of the other measures. Further, the aggregate of the payments earned by each NEO was subject to an adjustment (which we refer to as the "Individual Modifier" below) based on each NEO's performance with regard to his or her pre-established individual performance objectives for fiscal year 2023.

The Individual Modifier for each NEO was determined by the Committee, and these modifiers could have ranged from reducing the NEO's 2023 AIP payout to zero (for performance significantly below target) to increasing the aggregate payout by 35% (for performance significantly above target). The aggregate adjusted incentive payments for the 2023 AIP are shown below.

Named Executive Officer[1]		AIP Target Opportunity	FY23 Achievement	Individual Modifier		FY23 AIP Payment[2]
Kevin P. Hourican	$	1,950,000	90.4%	1.00	$	1,762,976
Kenny K. Cheung		159,725	90.4%	1.00		144,406
Greg D. Bertrand		938,854	90.4%	1.00		848,808
Judith S. Sansone		683,163	90.4%	1.10[3]		679,404
Thomas R. Peck, Jr.		680,344	90.4%	1.05[4]		645,847
Neil A. Russell, II		452,015	90.4%	1.10[5]		449,529

(1) The table omits Mr. Alt, who resigned effective January 6, 2023.

(2) Due to rounding, the AIP Target Opportunity and FY23 Achievement do not add precisely to the FY23 AIP Payment.

(3) The Committee assigned a 1.10x individual performance modifier for Ms. Sansone's AIP award in recognition of her leadership in the development of the Sysco Your Way and Sysco Perks! initiatives, both of which exceeded top and bottom-line growth targets.

(4) The Committee assigned a 1.05x individual performance modifier for Mr. Peck's AIP award in light of exceeding his annual business objectives with Sysco SHOPs availability in Spanish, increasing conversion rates of website ordering, and increasing personalization of our digital tools.

(5) The Committee assigned a 1.10x individual performance modifier for Mr. Russell's AIP award in recognition of his leadership of his core functions exceeding expectations while simultaneously performing the duties of Interim CFO.

Long-term Incentive Plan

We annually grant equity-based, long-term compensation through the Sysco Corporation 2018 Omnibus Incentive Plan. These long-term incentives are designed to provide competitive incentive opportunities that are consistent with our executive compensation peer group and reflect our overall executive compensation philosophy of aligning the largest component of an NEO's pay with performance and the interests of our stockholders. The Committee tries to effectively balance the motivation of our NEOs to improve short-term results with the motivation to enhance stockholder value over longer periods of time.

In July 2022, the Committee approved long-term incentives to management incentive program participants, including the NEOs (the "Fiscal 2023 LTIP Awards") except for Mr. Cheung who was hired effective April 17, 2023. For discussion on Mr. Cheung's Fiscal 2023 LTIP Award, refer to the "Compensation Arrangements for Messrs. Cheung and Russell" section above. For each NEO, a target amount was established as a percentage of his or her base salary. In establishing the target amounts, the Committee had discussions with Semler Brossy and members of the Human Resources Department, and considered external industry

benchmarks, internal pay equity and market expectations. The Fiscal 2023 LTIP Awards were comprised of a mix of PSUs (50% of target), stock options (30% of target) and RSUs (20% of target).



Fiscal 2023 LTIP Components

20% RSUs
50% PSUs
30% Stock Options

The target dollar values for each of the components of the Fiscal 2023 LTIP Awards are listed below.

Named Executive Officer[1]	Target LTIP Award	Target LTIP Award (% of base salary)	PSUs	Stock Options	RSUs
Kevin P. Hourican	$ 11,000,000	846%[2]	$ 5,500,000	$ 3,300,000	$ 2,200,000
Kenny K. Cheung[3]	2,486,250	325%	1,243,125	745,875	497,250
Greg D. Bertrand	2,470,000	325%	1,235,000	741,000	494,000
Judith S. Sansone	2,058,713	300%	1,029,356	617,614	411,743
Thomas R. Peck, Jr.	2,048,719	300%	1,024,359	614,616	409,744
Neil A. Russell, II[4]	655,200	150%	327,600	196,560	131,040

(1) The table omits Mr. Alt, who resigned effective January 6, 2023.

(2) Mr. Hourican's target LTIP Award opportunity increased from 769% to 846% for fiscal year 2023 due to his: (a) increased tenure in role; (b) performance in role; and (c) pay positioning compared to the market.

(3) Mr. Cheung was granted a full-year Fiscal 2023 LTIP Award primarily intended to compensate him for the forfeiture of his outstanding equity awards issued from his prior employer. For further discussion, refer to the "Compensation Arrangements for Messrs. Cheung and Russell" section above.

(4) In connection with Mr. Russell's appointment as Senior Vice President, Corporate Affairs and Chief Administrative Officer, he also received a one-time award of RSUs of $500,000 in order to enhance his retention. For further discussion, refer to the "Compensation Arrangements for Messrs. Cheung and Russell" section above.

The Black-Scholes pricing model was applied to determine the number of stock options to be awarded to the NEOs in connection with their Fiscal 2023 LTIP Award, initially valuing the options granted in August 2022 at $24.20 per option. The PSUs and RSUs were granted based on a price of $84.74 per share, representing the ten-trading-day average closing price of Common Stock immediately preceding the Fiscal 2023 LTIP Award grant date.

PSUs

The PSUs represented 50% of the aggregate value of the Fiscal 2023 LTIP Awards. The Committee prefers granting PSUs since they provide a strong incentive to NEOs to deliver value on our stock price. The PSUs provide the opportunity for NEOs to receive shares of Common Stock based on performance over a three-year performance period with respect to two equally weighted performance metrics. Performance goals, including threshold, target, and maximum goals for each of the performance metrics were established at the beginning of the three-year performance period and progress under the PSU performance metrics will be calculated at the end of each fiscal year and the final Fiscal 2023 LTIP Awards payout will be an average of performance outcomes over those three years. For each financial measure, achievement of the threshold, target and maximum amounts would result in the payment of 50%, 100% and 200%, respectively, of the target payout level.

PSUs are earned over a three-year performance period, with cliff vesting at the end of the three-year period. The Committee believed that a three-year performance period is appropriate for the PSU awards because it will measure the effectiveness of the NEO's performance and the effect on stockholder value. During the performance period, PSUs will accrue dividend equivalents as of each dividend payment date subject to the same terms and conditions as the PSUs relate and are paid when, and only to the extent that, the related PSUs are actually earned.

The Committee determined that for fiscal year 2023, PSUs granted are eligible to be earned based on our market share growth and adjusted earnings per share performance for fiscal years 2023 through 2025.

- **Market Share Growth**: 50% of the PSUs will vest based on the achievement of targeted market share growth in U.S. markets (measured by total U.S. sales).

- **Adjusted Earnings Per Share:** 50% of the PSUs will vest based on the achievement of targeted incremental growth in Sysco's earnings per share.

The number of shares, if any, earned with respect to each of the performance metrics will be calculated based on our performance (as compared to such pre-determined goals set at the beginning of the three-year performance period) and awarded to NEOs independently from the other performance metric, and could range from 0% to 200% of the target number of PSUs granted. In addition, NEOs must remain continuously employed through the end of the performance period in order to earn any PSUs.

After the Committee determines the extent to which the PSU metrics have been achieved, the total number of shares earned by each NEO will be subject to adjustment based on Sysco's TSR during the three-year performance period as compared to the S&P 500 companies. This adjustment will be applied to the target number of shares granted to each NEO and will range from decreasing the total number of shares received by 25% of target (for relative TSR below expectations) to increasing the total number of shares received by 25% of target (for superior relative TSR) based on the table below, but not to exceed 200% of their PSU target opportunity. If our TSR is negative on an absolute basis at the end of the three-year performance period, the number of PSUs that can be earned is capped at 100% of target, regardless of whether the Company's Relative TSR percentile is ranked at or above the 55th percentile.

The Committee believes the TSR modifier is a valuable indicator of our success because it measures our performance in returning value to our stockholders in comparison to other investments our stockholders could have made. Also, the Committee chose the S&P 500 because the companies within the index are comparable to Sysco's size and provides a large representation of companies to ensure that no one company overly impacts the outcomes in a given year.

	Performance	TSR Payout Modifier
Threshold	25th Percentile	-25%
Target	50th – 55th Percentile	0% (no modifier)
Maximum	75th Percentile	+25%

(1) The payout modifier for performance between the 25th and 75th percentiles will be interpolated on a straight-line basis.

Stock Options

The stock options represented 30% of the aggregate value of the Fiscal 2023 LTIP Awards. The stock options have a 10-year expiration term and vest ratably over three years beginning on the first anniversary of the Fiscal 2023 LTIP Award date, subject to the NEO's continued employment with Sysco through the applicable vesting date(s). The exercise price for the stock options, $85.57, is the closing price of Common Stock on August 17, 2022, the closing price preceding the Fiscal 2023 LTIP Award date.

RSUs

The RSUs represented 20% of the aggregate value of the Fiscal 2023 LTIP Awards. Each RSU represents the right to receive one share of Common Stock. The RSUs vest ratably over three years, commencing on the first day of the calendar month immediately following each anniversary of the Fiscal 2023 LTIP Award date, subject to the NEO's continued employment with Sysco through the applicable vesting date(s). The target RSUs granted were calculated using a 10-day average closing price of our Common Stock through the date preceding the grant. Dividend equivalents are paid in cash, if and when the underlying RSUs vest.

FISCAL YEAR 2024 EXECUTIVE COMPENSATION

Annual Incentive Plan

On July 31, 2023, the Committee approved AIP targets for executive officers, including our NEOs, for fiscal year 2024 and established the Company performance metrics. Incentive payments earned under the AIP will be based on the following components: (i) 70% on financial measures (i.e., 40% tied to operating income and 30% tied to sales revenue); (ii) 20% on strategic business objectives aligned to the highest priority initiatives under the Company's Recipe for Growth; (iii) 4% on diverse candidate pools; and (iv) 6% on carbon reduction.

The AIP components each have a payout between 0% and 200%, depending on the actual performance relative to the pre-established targets. In the aggregate, the maximum fiscal year 2024 incentive opportunity under the AIP would be 200% of an NEO's target opportunity, subject to adjustment based on each NEOs' individual performance, as described below.

The AIP payment, if any, for each of the above components will be calculated based on performance (as compared to the applicable performance target(s)) and calculated independently from the other components. If any component does not meet the threshold level, a participant will not receive any payment with respect to that component. Further, the aggregate will be subject to adjustment based on each NEO's performance relative to his or her individual performance objectives for fiscal year 2024. This adjustment, which will be determined by the Committee, will range from reducing the AIP payout to zero (for performance significantly below target) to increasing the aggregate payout by 15% (for performance significantly above target), but not to exceed 200% of an NEO's target opportunity. The aggregate adjusted incentive payment for the AIP will be paid following the conclusion of fiscal year 2024.

Long-Term Incentive Plan

The Committee also approved our fiscal year 2024 long-term incentive awards to be issued to the NEOs pursuant to the Sysco Corporation 2018 Omnibus Incentive Plan.

The Company's fiscal year 2024 LTIP awards will consist of PSUs, RSUs and stock options. For fiscal year 2024, PSUs with a three-year performance period will represent 50% of the target LTIP opportunity, with RSUs representing 30% and stock options representing the remaining 20% of the target LTIP opportunity.

PSUs. The PSUs provide the opportunity for participants to receive shares of Common Stock based on performance aggregated over the three fiscal year performance period with respect to the following performance targets established by the Committee, subject to a modifier tied to the Company's TSR:

- **Adjusted Earnings Per Share:** the achievement of targeted incremental growth in Sysco's adjusted earnings per share, representing 37.5% of the target PSU opportunity;

- **Return on Invested Capital:** the achievement of targeted return on invested capital, representing 37.5% of the target PSU opportunity; and

- **Revenue Growth:** the achievement of targeted revenue growth representing 25% of the target PSU opportunity.

The number of shares, if any, earned with respect to each of the performance targets will be calculated based on Company performance (as compared to such target) and awarded to the participant independently from the other targets. Further, the total number of shares earned by each participant as a result of the Company's performance with regard to these performance targets will be subject to adjustment based on Sysco's TSR during the performance period as compared to the S&P 500 companies. This adjustment will be applied to the target number of shares granted to each participant and will range from decreasing the total number of shares received by 25% of target (for relative TSR below expectations) to increasing the total number of shares received by 25% of target (for superior relative TSR).

Each PSU granted to participants represents the right to receive one share of Common Stock based on target performance, but the ultimate number of shares of Common Stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period and could range from 0% to 200% of the target number of PSUs offered to the participant. Dividend equivalents accrue during the performance period and are paid either in shares or in cash, in the discretion of the Committee, based on the number of PSUs earned following certification of the Company's performance.

RSUs. Each RSU represents the right to receive one share of Common Stock, and the RSUs vest in three equal, annual installments.

Stock Options. The stock options have a 10-year term and vest in three equal, annual installments.

STOCK-RELATED POLICIES

Ownership Guidelines

To align the interests of our senior management with those of our stockholders, the Board has approved stock ownership guidelines that require each NEO and other members of senior management to maintain shares of Common Stock equal to the minimum requirements listed in the table below. The NEOs and other members of senior management have five years from the date of their respective appointment to attain their minimum stock ownership level.

Position	Minimum Ownership Requirement (Multiple of base salary)
CEO	7x
Executive Vice Presidents	4x
Senior Vice Presidents	2x

These stock ownership guidelines are set at levels we believe are reasonable given the NEO's respective salary and responsibility levels. In addition, Semler Brossy has reviewed our stock ownership guidelines and confirmed that we are a leader among our peer group.

The Board is provided with the status of each NEO's stock ownership at all regularly scheduled meetings to ensure compliance with these holding requirements, and any NEO who has not attained the requisite ownership level is required to retain 25% of the net shares they acquire upon the exercise of stock options and 100% of the net shares they acquire pursuant to the vesting of RSUs and PSUs.

As of the record date (September 18, 2023), each of the NEOs was either exceeding the minimum stock ownership requirements or was on track to comply within the five year timeframe.

Trading Restrictions

Pursuant to the Sysco Securities Trading Policy, all executive officers, including NEOs, are required to purchase and sell Common Stock pursuant to a Rule 10b5-1 trading plan adopted only during an approved quarterly trading window and when the NEO is not in possession of material non-public information, subject to limited exceptions, including "net exercises" of stock options that do not involve an open market sale of shares. Quarterly trading windows open two business days after Sysco issues its quarterly earnings release and typically closes two weeks prior to the last day of each fiscal quarter.

The adoption of a Rule 10b5-1 trading plan or other transaction in Sysco Common Stock by an executive officer must be pre-approved by a committee that includes the Chairman of the Board, the Chair of the Governance Committee, and the Company's Chief Legal Officer following their review of the amount and timing of the proposed transaction and their confirmation that the individual in question does not possess any material, non-public information about the Company. Any trades under a Rule 10b5-1 trading plan may not commence until after the "cooling off" period set forth in SEC Rule 10b5-1. In addition, any proposed transaction by a director must also be pre-approved by the Company's Chief Legal Officer.

Hedging and Pledging Restrictions

Pursuant to the Sysco Securities Trading Policy, we prohibit our directors, executive officers, including our NEOs, certain designated employees or anyone who lives in their respective households from engaging in the following transactions:

- Purchasing financial instruments designed to hedge or offset any decrease in the market for Sysco securities;

- Effecting short sales of Sysco securities;
- Trading in derivative securities, such as publicly traded options, puts, calls, straddles or similar instruments; and
- Pledging Sysco securities as collateral for a loan.

These restrictions are intended to prevent a misalignment of interests with the Company's stockholders.

Clawback Policy

The Committee believes it is important to hold NEOs and other members of senior management accountable in certain circumstances, such as a financial restatement due to accounting irregularities or misconduct. To address this issue, the Committee under the Incentive Payment Clawback Policy, has the authority, subject to applicable law, to clawback (recoup) incentive compensation that has already been paid and/or reduce or cancel an employee's granted, but outstanding incentive compensation if the Committee, in its sole discretion, determines that:

- there has been a restatement of our financial results, other than a restatement due to a change in accounting policy, and incentive compensation paid to an NEO within the prior 36 months would have been a lower amount had the award been calculated based on the restated results; or
- an NEO engaged in misconduct that contributes to the need for a financial restatement or causes the Company material financial or reputational harm.

Compensation that is subject to clawback, reduction or forfeiture, includes:

● All cash-based incentive compensation;

● All outstanding equity and equity-based awards, whether vested, unvested, or deferred; and

● All payments or contributions made by the Company to (or for the benefit of) an NEO pursuant to the Supplemental Executive Retirement Plan ("SERP"), the Executive Deferred Compensation Plan ("EDCP"), or the Management Savings Plan ("MSP").

The clawback right arising from misconduct is applicable only to incentive compensation awarded to our NEOs after the adoption of an expanded clawback policy in September 2020. Also, the Incentive Payment Clawback Policy does not limit any other rights or remedies we may take against an NEO, such as termination or initiating other disciplinary actions.

The Committee is in the process of revising the Incentive Payment Clawback Policy to ensure timely compliance with the new NYSE listing requirements on clawbacks, which are based on the SEC's recent clawback regulations.

Protective Covenants

Certain equity-based awards require each NEO to have entered into an agreement (the "Protective Covenants Agreement") protecting Sysco's interests and confidential information by restricting certain behavior during, and following termination of, employment. The Protective Covenants Agreement includes, among other things, restrictions on unfair post-employment competitive activities, improper solicitation of Sysco employees and customers, and the misuse of confidential information.

An NEO who violates any of the restrictive covenants in the Protective Covenants Agreement would forfeit the benefits and proceeds of the related equity awards. In addition to the Protective Covenants Agreements, the terms of the MSP, the SERP, and the EDCP provide for the forfeiture of certain payments in the event of prohibited conduct following termination of employment with Sysco.

EXECUTIVE COMPENSATION GOVERNANCE AND OTHER INFORMATION

Employment and Severance Agreements

Each of our NEOs is eligible to receive compensation in certain circumstances following the termination of their employment. Although a substantial portion of compensation is performance-based determined on the achievement of Company and individual performance goals, the Committee has determined that severance and change in control benefits are appropriate to: (i) attract and retain executive talent, (ii) avoid the distraction and costs associated with potentially protracted separation negotiations or disputes and (iii) help ensure, in the event of an actual or threatened change in control of the Company, that personal concerns are less likely to impede a transaction that may be in the best interests of our stockholders.

Any severance benefits listed below are conditioned on the NEO: (i) executing a legally enforceable general release and waiver of claims in favor of Sysco; and (ii) complying with the Protective Covenants Agreement, including confidentiality, non-disparagement, and restrictions on competition and solicitation of Sysco employees, vendors, and customers for a period of two years after employment.

Mr. Hourican

Pursuant to the letter agreement dated January 10, 2020, between Sysco and Mr. Hourican (the "CEO Offer Letter"), Mr. Hourican will be eligible to receive severance payments and benefits upon a termination of his employment by Sysco without "Cause" or upon his resignation for "Good Reason" (as such terms are defined in the CEO Offer Letter).

Non-Change in Control Termination. If Mr. Hourican's termination of employment does not occur upon, or within two years following, the effectiveness of a "Change in Control" (as defined in the Sysco Corporation 2018 Omnibus Incentive Plan), Mr. Hourican will receive:

● An amount equal to two times the sum of his annual base salary and his target AIP opportunity;

● A pro-rata award under the AIP covering the performance period in which the termination is effective, based on actual attainment of applicable Sysco performance goals for such performance period and payable at the time such incentives are paid to other Sysco executives; and

● Health, dental, and vision coverage continuation at active employee rates for 24 months following his termination date.

Change in Control Termination. If Mr. Hourican's termination of employment occurs upon, or within two years following, the effectiveness of a Change in Control, Mr. Hourican will receive:

● An amount equal to three times the sum of his annual base salary and his target AIP opportunity;

● A pro-rata award under the AIP covering the performance period in which the termination is effective, based on actual attainment of applicable Sysco performance goals for such performance period and payable at the time such incentives are paid to other Sysco executives; and

● Health, dental, and vision coverage continuation at active employee rates for 36 months following his termination date.

Messrs. Bertrand, Cheung, Peck, and Russell and Ms. Sansone

The Committee adopted, effective July 2020, market-competitive forms of severance letter agreements for executive vice presidents and senior vice presidents (the "Severance Agreements") to specify the benefits to which executive vice presidents (other than Mr. Hourican) and senior vice presidents would be entitled.

Non-Change in Control Termination. If an NEO's employment is terminated without "Cause" or the NEO resigns for "Good Reason" (as such terms are defined in the Severance Agreement), and the termination does not constitute a "Change in Control" (as defined in the Sysco Corporation 2018 Omnibus Incentive Plan), the NEOs will receive:

- An amount equal to two times their annual base salary for executive vice presidents and an amount equal to one and one-half times their annual base salary for senior vice presidents;
- A pro-rata award under the AIP covering the performance period in which the termination is effective, based on actual attainment of applicable Sysco performance goals for such performance period and payable at the time such incentives are paid to other Sysco executives;

- Reimbursement for the amounts of any premiums paid by the NEO under the Consolidated Omnibus Budget Reconciliation Act ("COBRA") in excess of the applicable active employee rates to maintain their health benefits for a period of 18 months following their termination date; and
- Outplacement services for a period of up to 12 months.

Change in Control Termination. If the termination of employment occurs upon, or within two years following, the effectiveness of a Change in Control, the NEO will receive:

- An amount equal to two times the sum of the NEO's annual base salary and their target AIP opportunity for executive vice presidents and an amount equal to one and one-half times the sum of the NEO's annual base salary and their target AIP opportunity for senior vice presidents;
- A pro-rata award under the AIP covering the performance period in which the termination is effective, based on the NEO's target incentive opportunity and payable at the time such incentives are paid to other Sysco executives;
- Reimbursement for the amounts of any premiums paid by the NEO under COBRA in excess of the applicable active employee rates to maintain their health benefits for a period of 18 months following the termination date; and
- Outplacement services for a period of up to 12 months.

Change in Control Provisions

Sysco's change in control provisions provide for "double trigger" accelerated vesting before benefits become payable. Specifically, the vesting of equity-based awards is only accelerated upon a change in control if, during the period commencing 12 months prior to the change in control and ending 24 months after such change in control, the NEO's employment is terminated without "cause", or the NEO terminates his

or her employment for "good reason" (as such terms are defined in the applicable award agreement).

The Committee has balanced the impact of these acceleration provisions with corresponding provisions in the MSP, the SERP, and the EDCP that provide for a reduction in benefits to the extent they are not deductible under Section 280G of the Internal Revenue Code.

Relocation Expenses

Consistent with the Committee's desire that Sysco follow best corporate governance and compensation practices, the Committee adopted an executive relocation expense reimbursement policy that applies to all NEOs. The reimbursement policy prohibits Sysco from reimbursing any NEO for any loss on the sale of a house sold in connection with

a relocation. In addition, the reimbursement policy requires the NEO to reimburse Sysco for all or a part of the relocation expenses if their employment is terminated for any reason other than death, disability, change in control, or termination without cause or for good reason, within a specified amount of time after receiving the reimbursement.

Employee Benefits

We offer eligible employees, including our NEOs, core employee benefits coverage, which includes a 401(k) plan, an employee stock purchase plan, group life insurance, and other group health and welfare benefit plans. Although the NEOs are eligible to participate in our group health and welfare benefit plans, we adjust employees' contributions towards the monthly cost of our medical plans according to salary level. As a result, our NEOs pay a higher employee contribution to participate than do other eligible employees.

We maintain a tax-qualified 401(k) retirement savings plan, which is offered to all eligible employees, including the NEOs. Sysco contributes 3% of an employee's eligible earnings regardless of whether an employee makes their own contributions, and we match $0.50 per dollar on the first 6% of eligible earnings contributed by the employee. Also, Sysco maintains a pension plan that ceased all non-union participant accruals effective December 31, 2012. Messrs. Bertrand and Russell are the only NEOs who are participants in the pension plan.

Perquisites

The Committee believes that perquisites for NEOs should be limited in scope and only offered if there is a valid business purpose. While our NEOs receive the same employee benefits that are available to all our employees, they also receive certain additional benefits, including additional life insurance and accidental death and dismemberment insurance benefits; long-term care insurance; and reimbursement for an annual comprehensive wellness examination. The Committee considers these benefits to be integral for a competitive executive compensation package.

Mr. Hourican is entitled to receive certain additional benefits, including tax and financial planning reimbursement and security monitoring services, under the terms of his offer letter. These services are reflected in the "All Other Compensation" column of the Summary Compensation Table below.

Tax Deductibility of Incentive Compensation

Section 162(m) of the Internal Revenue Code sets a limit of $1 million on the amount of compensation that Sysco may deduct for federal income tax purposes in any given year with respect to the compensation of each of the NEOs. The Committee considers the tax deductibility of an NEO's compensation, but also believes that the tax deduction limitation should not compromise its ability to design and maintain executive compensation programs that will attract and retain the executive talent Sysco needs to compete successfully.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code provides that any deferred compensation arrangement must satisfy specific requirements regarding: (1) the timing of payment, (2) the election of deferrals, and (3) restrictions on the acceleration of payment. Although Sysco makes no guarantees with respect to exemption from, or compliance with, Section 409A, we have designed all of our executive compensation programs with the intention that they are exempt from, or otherwise comply with, the requirements of Section 409A.

REPORT OF THE COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

The Committee has evaluated the performance of, determined the compensation for the CEO, and approved the compensation of the NEOs. The Committee reviewed and discussed the foregoing Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K with management and based on such review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K and this Proxy Statement.

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

Alison Kenney Paul, Chair
Larry C. Glasscock
Bradley M. Halverson
John M. Hinshaw
Edward D. Shirley

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth information with respect to compensation for each of the named executive officers ("NEOs") for the prior fiscal years.

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Kevin P. Hourican President and Chief Executive Officer	2023	1,296,438	—	7,775,318	3,299,985	1,762,976	—	206,303	14,341,020
	2022	1,296,438	—	6,990,845	3,146,812	2,070,900	—	151,511	13,656,506
	2021	1,321,370	—	16,130,478	3,024,753	2,272,725	—	419,168	23,168,494
Kenny K. Cheung[8] Executive Vice President and Chief Financial Officer	2023	159,288	600,000	1,686,062[9]	745,859[9]	144,406	—	33,760	3,369,375
Greg D. Bertrand Executive Vice President and Global Chief Operating Officer	2023	749,025	—	1,745,799	740,980	848,808	9,906	147,950	4,242,469
	2022	696,441	—	3,792,142	717,975	927,297	12,157	143,689	6,289,701
	2021	689,450	—	1,517,979	666,799	988,199	135,948	81,989	4,080,364
Judith S. Sansone[8] Former Executive Vice President and Chief Commercial Officer	2023	681,291	—	1,455,118	617,608	679,404	—	93,265	3,526,686
	2022	661,974	—	1,397,230	628,970	775,506	—	70,276	3,533,956
Thomas R. Peck, Jr. Executive Vice President, Chief Information and Digital Officer	2023	678,480	—	1,448,101	614,607	645,847	—	56,899	3,443,934
	2022	661,974	—	1,397,230	628,970	705,005	—	86,184	3,479,363
	2021	322,329	850,000	1,386,586	579,192	338,975	—	46,791	3,523,873
Aaron E. Alt Former Executive Vice President and Chief Financial Officer	2023	417,780	—	1,879,631	797,729	—	—	93,490	3,188,629
	2022	789,247	—	1,804,782	812,413	840,583	—	75,568	4,322,593
	2021	443,767	365,000	1,894,801	748,694	404,163	—	71,637	3,928,062
Neil A. Russell, II[8] Senior Vice President, Corporate Affairs and Chief Administrative Officer	2023	450,777	125,000	947,393	196,552	449,529	—	60,310	2,229,561

(1) The salary amounts reflect the actual base salary payments earned by the NEOs in the applicable fiscal year.

(2) The bonus amount reflects the sign-on bonus awarded to Mr. Cheung in connection with his appointment as Chief Financial Officer, and a lump sum bonus awarded to Mr. Russell in recognition of his services as interim CFO. For further discussion, refer to the "Compensation Arrangements for Messrs. Cheung and Russell" section above.

(3) The amounts in this column represent the sum of restricted stock units and performance share units awarded at a grant date fair value of $85.57 for the August 2022 awards, and $73.39 for the May 2023 awards, in all cases computed in accordance with ASC 718. Stock awards were granted on August 18, 2022 to all NEOs aside from Mr. Cheung. Messrs. Cheung and Russell each received stock award grants on May 11, 2023. For further discussion, refer to the "Compensation Arrangements for Messrs. Cheung and Russell" section above. The values reflected in the table above include the grant date fair value of restricted stock units, and the grant date fair value of the performance share units at target performance. The grant date fair values of restricted stock units granted in fiscal year 2023 and of performance share units granted in fiscal year 2023 if target performance and maximum performance is achieved are as follows:

	Restricted Stock Units ($)	Performance Share Units	
		Target ($)	Maximum ($)
Kevin P. Hourican	2,221,483	5,553,835	11,107,670
Kenny K. Cheung	481,732	1,204,330	2,408,660
Greg D. Bertrand	498,788	1,247,012	2,494,024
Judith S. Sansone	415,699	1,039,419	2,078,838
Thomas R. Peck, Jr.	413,731	1,034,370	2,068,740
Aaron E. Alt	537,037	1,342,593	2,685,186
Neil A. Russell, II	616,665	330,728	661,456

The fair value of these performance share units is determined based on the closing price of our common stock on the last business day before the grant date. Compensation expense is recognized over the period an NEO is required to provide service based on the estimated vesting of the performance share units granted. See the Grants of Plan-Based Awards table below for more information on the stock awards granted in fiscal year 2023.

(4) The amounts in this column represent the aggregate grant date fair value of stock options granted during each year. We estimated the fair value of each stock option award using a Black-Scholes pricing model, modified for dividends and using the following assumptions: risk-free interest rate of 3.01%; expected dividend yield of 2.45%; expected share price volatility of 32.09%; and expected term of 6.6 years. We did not assume any option exercises or risk of forfeiture during the expected option life in determining the valuation of the option awards. Had we done so, such assumptions could have reduced the reported grant date value. The actual value, if any, an NEO may realize upon exercise of options will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, the value realized, if any, may not be at or near the value estimated by the Black-Scholes model.

(5) The amounts in this column with respect to fiscal year 2023 reflect cash awards to the eligible NEOs pursuant to awards under the AIP in fiscal year 2023, which were determined by the CLD Committee at its July 31, 2023 meeting and, to the extent not deferred by the NEO, paid shortly thereafter.

(6) The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column reflect above-market interest on amounts in the EDCP and the MSP, and the actuarial change in the present value of the NEOs' benefits under all pension plans established and maintained by Sysco, determined using interest rate and mortality rate assumptions consistent with those used in Sysco's financial statements. The pension plan amounts, some of which may not be currently vested, include: (i) changes in pension plan value; and (ii) changes in the value of benefits under the SERP. Active service-based accruals under the pension plan and the SERP ceased when each of those programs was frozen. Therefore, any subsequent changes in the actuarial present value of an NEO's accumulated benefit under the pension plan and/or the SERP would likely be attributable, primarily, to variations in the discount rate or modifications to the actuarial assumptions. To the extent that any such aggregate change in the actuarial present value of an NEO's accumulated benefit under the pension plan and/or the SERP was a decrease, this decrease is not reflected in the amounts shown in the "All Other Compensation" column above or the "Total" column in the table below.

The following table shows, for Messrs. Bertrand and Russell, the only two NEO participants, the change in the actuarial present value for the pension plan and for the SERP, as well as the above-market interest on amounts in the EDCP and MSP for fiscal year 2023:

Name	Change in Pension Plan Value ($)	Change in SERP Value ($)	Above-Market Interest on Deferred Compensation ($)	Total ($)
Greg D. Bertrand	(27,725)	(308,756)	9,906	9,906
Neil A. Russell, II	(12,760)	(2,316)	0	0

(7) Fiscal year 2023 amounts reported in the "All Other Compensation" column include the following:

Name	Perquisites, Other Personal Benefits and Tax Reimbursement ($)(a)	401(k) Plan Employer Contribution ($)(b)	MSP Employer Contribution ($)(c)
Kevin P. Hourican	—	22,050	177,369
Kenny K. Cheung	33,427	—	—
Greg D. Bertrand	—	19,927	121,723
Judith S. Sansone	—	20,291	68,582
Thomas R. Peck, Jr.	—	19,394	33,245
Aaron E. Alt	—	10,787	80,246
Neil A. Russell, II	—	22,944	33,245

(a) The amount shown in this column consists of perquisite amounts over $10,000, which includes relocation related expenses for Mr. Cheung in the amount of $26,797, and relocation related tax gross ups for Mr. Cheung in the amount of $6,630.

(b) The amount shown for each NEO reflects amounts contributed by us to the Sysco 401(k) plan during fiscal year 2023.

(c) The amount shown for each NEO reflects amounts contributed by us to the Sysco MSP during fiscal year 2023.

(8) Ms. Sansone became an NEO in 2022; consequently, the Summary Compensation Table includes only two years of her compensation. Messrs. Cheung and Russell became NEOs in 2023; consequently, the Summary Compensation Table includes only one year of their compensation. Mr. Russell is included due to his role as Interim Chief Financial Officer in fiscal year 2023.

(9) Mr. Cheung was granted a full-year Fiscal 2023 LTIP Award primarily intended to compensate him for the forfeiture of his outstanding equity awards issued from his prior employer. For further discussion, refer to the "Compensation Arrangements for Messrs. Cheung and Russell" section above.

GRANTS OF PLAN-BASED AWARDS

The following table provides information on annual incentive award opportunities, PSUs, RSUs, and stock options under our 2018 Omnibus Incentive Plan granted to the NEOs during the prior fiscal year.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Kevin P. Hourican	8/18/2022	—	—	—	32,452	64,904	129,808	—	—	—	5,553,835
	8/18/2022	—	—	—	—	—	—	25,961	—	—	2,221,483
	8/18/2022	—	—	—	—	—	—	—	136,363	85.57	3,299,985
		975,000	1,950,000	3,510,000	—	—	—	—	—	—	—
Kenny K. Cheung[7]	5/11/2023	—	—	—	8,205	16,410	32,820	—	—	—	1,204,330
	5/11/2023	—	—	—	—	—	—	6,564	—	—	481,732
	5/11/2023	—	—	—	—	—	—	—	35,945	73.39	745,859
		79,863	159,725	287,505	—	—	—	—	—	—	—
Greg D. Bertrand	8/18/2022	—	—	—	7,286	14,573	29,146	—	—	—	1,247,012
	8/18/2022	—	—	—	—	—	—	5,829	—	—	498,788
	8/18/2022	—	—	—	—	—	—	—	30,619	85.57	740,980
		469,427	938,854	1,689,937	—	—	—	—	—	—	—
Judith S. Sansone	8/18/2022	—	—	—	6,073	12,147	24,294	—	—	—	1,039,419
	8/18/2022	—	—	—	—	—	—	4,858	—	—	415,699
	8/18/2022	—	—	—	—	—	—	—	25,521	85.57	617,608
		341,581	683,163	1,229,693	—	—	—	—	—	—	—
Thomas R. Peck, Jr.	8/18/2022	—	—	—	6,044	12,088	24,176	—	—	—	1,034,370
	8/18/2022	—	—	—	—	—	—	4,835	—	—	413,731
	8/18/2022	—	—	—	—	—	—	—	25,397	85.57	614,607
		340,172	680,344	1,224,619	—	—	—	—	—	—	—
Aaron E. Alt	8/18/2022	—	—	—	7,845	15,690	31,380	—	—	—	1,342,593
	8/18/2022	—	—	—	—	—	—	6,276	—	—	537,037
	8/18/2022	—	—	—	—	—	—	—	32,964	85.57	797,729
Neil A. Russell, II	8/18/2022	—	—	—	1,932	3,865	7,730	—	—	—	330,728
	8/18/2022	—	—	—	—	—	—	1,546	—	—	132,291
	8/18/2022	—	—	—	—	—	—	—	8,122	85.57	196,552
	5/11/2023	—	—	—	—	—	—	6,600	—	—	484,374
		226,008	452,015	813,628	—	—	—	—	—	—	—

(1) The amounts shown to which no grant date applies reflect the total of the threshold payment levels for each element under our AIP. This amount is 50% of the target amounts shown. The maximum amounts shown are 180% of such target amounts for each NEO. These amounts are based on the individual's base salary as in effect at the end of each performance period, and pro-rated for merit as applicable. Mr. Alt was ineligible for an AIP payout due to his resignation effective January 6, 2023.

(2) The amounts shown as having been granted on either August 18, 2022, or May 11, 2023, reflect the total of the threshold payment levels for the performance share units granted in fiscal year 2023 under the Sysco 2018 Omnibus Incentive Plan, which is 50% of the target amounts shown. The maximum amounts shown are 200% of such target amounts. Any amounts payable with respect to performance share units would be paid in August 2025 based on cumulative performance for the fiscal period 2023 to 2025.

(3) The amounts shown reflect the number of restricted stock units granted to each NEO in fiscal year 2023 under the Sysco 2018 Omnibus Incentive Plan.

(4) The amounts shown reflect the number of options to purchase ordinary shares granted to each NEO in fiscal year 2023 under the Sysco 2018 Omnibus Incentive Plan.

(5) The exercise price for these options was set at the "Fair Market Value" on the date of the grant, which is defined as the closing sale price during regular trading hours of the stock on the immediately preceding date on the principal securities market in which shares of stock is then traded, or, if there were no trades on that date, the closing sale price during regular trading hours of the stock on the first trading day prior to that date. Pursuant to our 2018 Omnibus Incentive Plan, under which these options were granted, the exercise price of all options may not be less than the Fair Market Value.

(6) We determined the following estimated grant date fair values for the options reported in the table above using a Black-Scholes pricing model: (i) options issued on August 18, 2022 of $24.20 per option, and (ii) options issued on May 11, 2023 of $20.75 per option. The assumptions underlying these option valuations are listed below:

	Volatility	Risk-Free Rate of Return	Dividend Yield at the Date of Grant	Expected Option Life
Fiscal year 2023	32.09%	3.01%	2.45%	6.6 years

We did not assume any option exercises or risk of forfeiture during the expected option life in determining the valuation of the option awards. Had we done so, such assumptions could have reduced the reported grant date value. The actual value, if any, an executive may realize upon exercise of options will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, the value realized, if any, may not be at or near the value estimated by the Black-Scholes model.

We determined the estimated grant date fair value of the PSUs granted on (i) August 18, 2022 to be $85.57 and (ii) May 11, 2023, to be $73.39, per PSU, each being the closing price of our Common Stock on the last business day before the grant date, and assuming the target number of shares would be earned at the end of the three-year performance period. Grants of PSUs are reflected at target since actual shares to be received, if any, will be determined after the three-year performance period ending on June 28, 2025. The estimated grant date fair value of each of the RSUs reported in the table above is equal to the grant date fair value of the corresponding PSUs awarded on the same date and indicated in this footnote (6) above, in each case being the closing price of our Common Stock on the last business day before the grant date.

(7) *Mr. Cheung was granted a full-year Fiscal 2023 LTIP Award primarily intended to compensate him for the forfeiture of his outstanding equity awards issued from his prior employer. Mr. Cheung was also eligible for a pro-rated AIP payout based on the number of days employed in fiscal year 2023. For further discussion, refer to the "Compensation Arrangements for Messrs. Cheung and Russell" section above.*

OUTSTANDING EQUITY AWARDS AT YEAR-END

Option grants prior to fiscal year 2017 have generally vested and become exercisable in five equal annual installments, beginning one year after the grant date. The option grants since fiscal year 2017 vest and become exercisable in three equal, annual installments, beginning one year after the grant date. The RSUs that were granted generally vest one-third per year over three years. The PSUs issued beginning in fiscal year 2017 under the 2018 Omnibus Incentive Plan and its predecessor, the 2013 Long-Term Incentive Plan, are typically subject to cliff vesting following a three-year performance period.

The exercise price of options may not be less than the fair market value on the date of the grant. For this purpose, fair market value means the closing sale price during regular trading hours of the stock on the immediately preceding date on the principal securities market in which shares of our Common Stock are then traded, or, if there were

no trades on that date, the closing sale price during regular trading hours of the Common Stock on the first trading day prior to that date. Sysco is specifically prohibited from repricing outstanding grants without stockholder approval.

The CLD Committee generally makes equity grants during open "trading" windows under our Securities Trading Policy, at a time when we have publicly disseminated all material information likely to affect the trading price of our Common Stock. The CLD Committee will generally not make grants during a period preceding an anticipated event, such as an earnings release, which is likely to cause a substantial change in the trading price of our Common Stock.

The following table provides information on the stock option, RSU, and PSU grants held by each NEO as of July 1, 2023.

		Option Awards				Stock Awards	
Name	Date Granted	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Kevin P. Hourican	August 2022	—	—	—	—	66,168[2]	4,909,666
	August 2022	—	—	—	—	25,961[3]	1,926,306
	August 2022	—	136,363[4]	85.57	8/17/2032	—	—
	August 2021	—	—	—	—	67,702[5]	5,023,488
	August 2021	—	—	—	—	17,306[6]	1,284,105
	August 2021	60,422	120,846[7]	76.94	8/18/2031	—	—
	August 2020	—	—	—	—	11,291[8]	837,792
	August 2020	—	75,019[9]	58.08	8/19/2030	—	—
	February 2020	683,303	—	76.27	2/11/2030	—	—
Kenny K. Cheung	May 2023	—	—	—	—	16,410[10]	1,217,622
	May 2023	—	—	—	—	6,564[11]	487,049
	May 2023	—	35,945[12]	73.39	5/10/2033	—	—
Greg D. Bertrand	August 2022	—	—	—	—	14,856[2]	1,102,315
	August 2022	—	—	—	—	5,829[3]	432,512
	August 2022	—	30,619[4]	85.57	8/17/2032	—	—
	August 2021	—	—	—	—	45,235[5]	3,356,437
	August 2021	—	—	—	—	3,948[6]	292,942
	August 2021	13,786	27,572[7]	76.94	8/18/2031	—	—
	August 2020	—	—	—	—	2,489[8]	184,684
	August 2020	33,075	16,538[9]	58.08	8/19/2030	—	—
	August 2019	75,929	—	72.80	8/20/2029	—	—
	August 2018	74,649	—	75.08	8/22/2028	—	—
	August 2017	79,918	—	51.22	8/24/2027	—	—
	August 2016	43,750	—	52.42	8/24/2026	—	—

Name	Date Granted	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[(1)]
Judith S. Sansone	August 2022	—	—	—	—	12,383[(2)]	918,819
	August 2022	—	—	—	—	4,858[(3)]	360,464
	August 2022	—	25,521[(4)]	85.57	8/19/2032	—	—
	August 2021	—	—	—	—	13,531[(5)]	1,004,000
	August 2021	—	—	—	—	3,458[(6)]	256,584
	August 2021	12,077	24,154[(7)]	76.94	8/18/2031	—	—
	November 2020	—	—	—	—	1,903[(13)]	141,203
	November 2020	20,877	10,439[(14)]	74.23	11/17/2030	—	—
Thomas R. Peck, Jr.	August 2022	—	—	—	—	12,323[(2)]	914,367
	August 2022	—	—	—	—	4,835[(3)]	358,757
	August 2022	—	25,397[(4)]	85.57	8/17/2032	—	—
	August 2021	—	—	—	—	13,531[(5)]	1,004,000
	August 2021	—	—	—	—	3,458[(6)]	256,584
	August 2021	12,077	24,154[(7)]	76.94	8/18/2031	—	—
	February 2021	—	—	—	—	1,734[(15)]	128,663
	February 2021	20,354	10,178[(16)]	76.14	2/10/2031	—	—
Neil A. Russell, II	May 2023	—	—	—	—	6,600[(11)]	489,720
	August 2022	—	—	—	—	3,940[(2)]	292,348
	August 2022	—	—	—	—	1,546[(3)]	114,713
	August 2022	—	8,122[(4)]	85.57	8/17/2032	—	—
	August 2021	—	—	—	—	4,223[(5)]	313,347
	August 2021	—	—	—	—	1,079[(6)]	80,062
	August 2021	—	7,541[(7)]	76.94	8/18/2031	—	—
	November 2020	—	—	—	—	1,122[(13)]	83,252
	August 2020	—	—	—	—	771[(8)]	57,208
	August 2020	1	5,128[(9)]	58.08	8/19/2030	—	—

(1) The aggregate value, rounded to the nearest whole dollar, of each outstanding award of RSUs and PSUs is calculated using the closing price of our Common Stock on June 30, 2023, the last trading day of fiscal year 2023, of $74.20.

(2) Represents the target number of shares of our Common Stock, rounded down to the nearest whole share, underlying the PSUs awarded to the NEO in August in connection with their Fiscal 2023 LTIP Award, as well as dividend equivalents that are expected to be paid in shares of Common Stock upon vesting of these PSUs. Each PSU represents the right to receive one share of Common Stock, at target levels, but the ultimate number of shares of Common Stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period ending on June 28, 2025 and could range from 0% to 200% of the target number of PSUs granted to the participant, based on the Company's performance relative to the pre-established targets. See "Compensation Discussion and Analysis—What We Paid—Long Term Incentive Plan" above for further discussion of these PSUs.

(3) These RSUs were awarded to the NEO in August 2022 in connection with their Fiscal 2023 LTIP Award. These RSUs will vest in three equal installments on September 1, 2023, 2024 and 2025. See "Compensation Discussion and Analysis—What We Paid—Long Term Incentive Plan" above for further discussion of these RSUs.

(4) These options were awarded to the NEO in August 2022 in connection with their Fiscal 2023 LTIP Award. These options will vest in three equal installments on August 18, 2023, 2024 and 2025. See "Compensation Discussion and Analysis—What We Paid—Long Term Incentive Plan" above for further discussion of these options.

(5) These PSUs were awarded to the NEO in August 2021 in connection with their annual LTIP award, as well as dividend equivalents that are expected to be paid upon vesting of these PSUs. PSUs will be determined at the end of the three-year performance period ending on June 29, 2024, and could range from 0% to 200% of the target number of PSUs granted to the participant, based on the Company's performance relative to the pre-established targets.

(6) These RSUs were awarded to the NEO in August 2021 in connection with their annual LTIP award. One-third of these RSUs vested on each of September 1, 2022 and 2023, with the remainder vesting on September 1, 2024.

(7) These options were awarded to the NEO in August 2021 in connection with their annual LTIP award. One-third of these options vested on each of August 19, 2022 and 2023, with the remainder vesting on August 19, 2024.

(8) These RSUs were awarded to the NEO in August 2020 in connection with their annual LTIP award. One-third of these RSUs vested on each of September 1, 2021, 2022 and 2023.

(9) These options were awarded to the NEO in August 2020 in connection with their annual LTIP award. One-third of these options vested on each of August 20, 2021, 2022 and 2023.

(10) *Represents the target number of shares of our Common Stock, rounded down to the nearest whole share, underlying the PSUs awarded to Mr. Cheung in connection with his appointment as Chief Financial Officer, as well as dividend equivalents that are expected to be paid in shares of Common Stock upon vesting of these PSUs. Each PSU represents the right to receive one share of Common Stock, at target levels, but the ultimate number of shares of Common Stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period ending on June 28, 2025 and could range from 0% to 200% of the target number of PSUs granted to the participant, based on the Company's performance relative to the pre-established targets.*

(11) *These RSUs were awarded to Messrs. Cheung and Russell in May 2023 in connection with their appointments as Chief Financial Officer and Senior Vice President, Corporate Affairs and Chief Administrative Officer, respectively. These RSUs will vest in three equal installments on June 1, 2024, 2025 and 2026.*

(12) *These options were awarded to Mr. Cheung in May 2023 in connection with his appointment as Chief Financial Officer. These options will vest in three equal installments on May 11, 2024, 2025 and 2026.*

(13) *These RSUs were awarded to the NEO in November 2020. One-third of these RSUs vested on each of December 1, 2021 and 2022, with the remainder vesting on December 1, 2023.*

(14) *These options were awarded to the NEO in November 2020. One-third of these options vested on each of November 18, 2021 and 2022, with the remainder vesting on November 18, 2023.*

(15) *These RSUs were awarded to the NEO in February 2021. One-third of these RSUs vested on each of March 1, 2022 and 2023, with the remainder vesting on March 1, 2024.*

(16) *These options were awarded to the NEO in February 2021. One-third of these options vested on each of February 11, 2022 and 2023, with the remainder vesting on February 11, 2024.*

Retirement in Good Standing or Disability. If the NEO's employment terminates as a result of retirement in good standing or disability, the option awards listed above will remain outstanding, vest and be exercisable in accordance with its terms as if the NEO remained an employee of Sysco.

Death. All unvested options will vest immediately upon the death of an NEO while actively employed by Sysco. Furthermore, the options provide that the NEO's estate or designees may exercise the options at any time within three years after his death, but in no event later than the original expiration date.

Change in Control. If the Company terminates the NEO's employment within 12 months before, or 24 months following, a change in control of Sysco, then the options listed in the table above will remain outstanding, vest and be exercisable in accordance with their terms as if the NEO had remained an employee of Sysco.

OPTION EXERCISES AND STOCK VESTED

The following table provides information with respect to aggregate option exercises and the vesting of stock awards during the last fiscal year for each of the NEOs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Kevin P. Hourican	75,019	1,735,617	344,853	29,997,918
Kenny K. Cheung	—	—	—	—
Greg D. Bertrand	—	—	34,443	2,983,635
Judith S. Sansone	—	—	26,394	2,293,469
Thomas R. Peck, Jr.	—	—	24,085	2,071,377
Aaron E. Alt	15,599	11,203	32,168	2,771,336
Neil A. Russell, II	13,494	235,390	11,730	1,016,310

(1) *For shares sold immediately upon exercise of the option, we calculated the value realized based on the difference between the actual sales price of the shares underlying the option and the exercise price of the option. Otherwise, we calculated the value realized based on the difference between the fair market value of the Common Stock (i.e., the NYSE closing price on the preceding trading day) and the exercise price of the option.*

(2) *We computed the value realized upon vesting of RSUs by multiplying the number of shares of common stock underlying RSUs that vested by the NYSE closing price of Sysco's common stock on the last trading day prior to the vesting date. Dividend equivalents with regard to the RSUs that vested during fiscal year 2023 were paid in cash at the time of such vesting and are not reflected in this column. We computed the value realized upon the distribution of the shares of common stock underlying the PSUs that vested during fiscal year 2023 by multiplying that number of shares by the NYSE closing price of Sysco's common stock on the last trading day prior to the distribution. Dividend equivalents with regard to the PSUs that vested during fiscal year 2023 were paid in shares and credited at each dividend payment date.*

NONQUALIFIED DEFERRED COMPENSATION

The following table provides information regarding executive contributions and related company matches, earnings, and account balances under the Executive Deferred Compensation Plan ("EDCP") and the Management Savings Plan ("MSP") for each of the NEOs during fiscal year 2023. None of the NEOs made any withdrawals or received any distributions under these plans with respect to fiscal year 2023. During fiscal year 2023, all NEOs (other than Mr. Cheung) were participants in the MSP and only Mr. Bertrand was a participant in the EDCP.

Name	Applicable Plan	Executive Contributions for Fiscal year 2023 ($)[1]	Registrant Contributions for Fiscal year 2023 ($)[2]	Aggregate Earnings in Fiscal Year 2023 ($)[3]	Aggregate Balance on July 1, 2023 ($)[4]
Kevin P. Hourican	MSP	168,563	177,369	8,464	513,537
	EDCP	—	—	—	—
Kenny K. Cheung	MSP	—	—	—	—
	EDCP	—	—	—	—
Greg D. Bertrand	MSP	185,492	121,723	333,767	3,231,105
	EDCP	—	—	27,778	584,784
Judith S. Sansone	MSP	524,298	68,582	109,326	1,149,540
	EDCP	—	—	—	—
Thomas R. Peck, Jr.	MSP	—	33,245	1,450	81,927
	EDCP	—	—	—	—
Aaron E. Alt	MSP	87,167	80,246	42,076	327,265
	EDCP	—	—	—	—
Neil A. Russell, II	MSP	23,066	33,245	28,697	248,921
	EDCP	—	—	—	—

(1) For the MSP, the amount shown for each NEO includes the deferral of a portion of the salary paid to the NEO for fiscal year 2023. The amount of such deferred salary is included in the Summary Compensation Table above under the "Salary" column for 2023.

(2) As discussed below, the MSP allows participants to defer a portion of their salary and annual incentive award and provides for Company contributions to participants' accounts, including matching, non-elective and SERP transitional contributions. The amount shown consists of the following Company contributions for each NEO:

	Match ($)	Non-elective ($)	SERP Transition ($)
Kevin P. Hourican	85,381	91,988	—
Kenny K. Cheung	—	—	—
Greg D. Bertrand	40,270	40,270	41,183
Judith S. Sansone	34,291	34,291	—
Thomas R. Peck, Jr.	1,100	32,145	—
Aaron E. Alt	40,123	40,123	—
Neil A. Russell, II	15,883	17,362	—

(3) The above-market interest portion of these amounts is included in the fiscal year 2023 disclosure under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column and footnote (6) of the Summary Compensation Table above, in the following amounts: $9,906 for the EDCP and $0 for the MSP for Mr. Bertrand.

The Management Savings Plan

Sysco offers the Management Savings Plan (the "MSP") to certain highly compensated employees with the continued opportunity to build retirement savings on a tax-deferred basis through deferrals and Company contributions. The MSP is a competitive plan for nonqualified executive retirement benefits and is designed to supplement the Sysco 401(k) plan. The MSP allows participants, including the NEOs, to defer up to 50% of their base salary compensation and up to 90% of their annual incentive award. However, the MSP is not applicable to LTIP awards. We make contributions to participants' accounts, including non-elective and matching contributions. The MSP allows for deferrals and contributions that would not be permitted under the 401(k) plan due to IRS limits.

In addition, in conjunction with the freeze of accruals in the Supplemental Executive Retirement Plan (the "SERP") in 2013 (discussed below), certain participants (who would otherwise have incurred a sizable loss of future benefits under the SERP) are eligible for transition contributions. Participants direct the investment for both their individual contributions and the Company contributions.

The Executive Deferred Compensation Plan

Prior to December 31, 2012, Sysco offered the EDCP to provide eligible participants the opportunity to save for retirement and accumulate wealth in a tax-efficient manner beyond savings opportunities under Sysco's 401(k) retirement savings plan. Participants were able to defer up to 100% of their base salary and up to 40% of their MIP bonus, or any bonus paid in lieu of or as a replacement for the MIP bonus, to the EDCP. Sysco did not match any base salary deferrals into the EDCP in fiscal year 2023, as deferrals are no longer permitted. Participants who have deferred compensation under the EDCP may choose from a variety of investment options. An executive is always 100% vested in his or her past deferrals and Sysco matches, but any portion of an executive's account attributable to Sysco matches, including associated deemed investment return, and the net investment gain, if any, credited on his or her deferrals, is subject to forfeiture in certain instances (generally, cause and competing against Sysco). Federal income taxes on all amounts

credited under the EDCP will be deferred until payout under current tax law. The EDCP is administered by the CLD Committee.

To mitigate the loss in projected non-qualified retirement benefits, affected individuals were eligible for transitional compensation opportunities, including supplemental contributions to the MSP, for a period of up to ten plan years commencing January 1, 2013, or until the employee ceases employment with Sysco, whichever is earlier.

PENSION BENEFITS

Sysco maintains two defined benefit pension plans. The Sysco Corporation Retirement Plan ("Pension Plan") is intended to be a tax-qualified plan under the Internal Revenue Code. The SERP is not a tax-qualified plan. The pension plan ceased all non-union participant accruals effective December 31, 2012, and the SERP was amended to freeze benefits and stop future accruals effective June 29, 2013. Participants covered by the SERP as of June 29, 2013, were granted accelerated vesting. Those who retire and are not eligible for immediate commencement of their SERP benefit will be deemed 100% vested, with benefits payable upon reaching age 65.

For those who are eligible for a SERP benefit at the time of retirement, an early retirement reduction factor will be used to determine the amount available. As of January 1, 2013, the broad-based, tax-qualified 401(k) plan was enhanced to provide a larger benefit going forward. The following table shows the years of credited service for eligibility purposes (e.g., early retirement rights) and the present value of the accrued benefits for each of the NEOs under each of the pension plan and SERP as of July 1, 2023. Messrs. Bertrand and Russell are the only NEOs who are a participant in either of the Sysco-maintained defined benefit plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Greg D. Bertrand	Pension Plan	32.0	441,454	—
	SERP	32.0	2,561,083	—
Neil A. Russell, II	Pension Plan	15.917	109,775	—
	SERP	15.917	62,795	—

As required by SEC rules, we calculated Messrs. Bertrand's and Russell's accrued benefits under the pension plan by assuming they will remain in service with the Company until age 65, which is the earliest age at which the NEOs can retire without any reduction in benefits. Amounts shown below assume the pension plan benefit will be paid in the form of a life-only annuity with a 5-year guarantee. Amounts for present value purposes assume that 50% will elect the 100% joint-life annuity and 50% will elect a single life-only annuity. Other optional forms of payment are available from the pension plan.

For the SERP, we calculated Messrs. Bertrand's and Russell's accrued benefits by assuming they will remain in service with Sysco until the earliest age they could retire without any reduction in SERP benefits, which is ages 59 and 58, respectively. Our SERP plan defines the earliest unreduced retirement age as when the individual's full years of age plus full years of service equals or exceeds 80. The amounts shown below and for present value purposes assume the SERP will be paid as a joint-life annuity, reducing to two-thirds upon the death of either the

executive or his spouse, with the unreduced payment guaranteed for 10 years. Members also have the option to elect a life-only annuity with a 10-year guarantee.

We calculated the present value of the accumulated pension plan and SERP benefits based on a 5.62% discount rate for the pension plan and a 5.65% discount rate for the SERP, with a post-retirement mortality assumption based on the Society of Actuaries' Pri-2012 Private Retirement Plans Mortality Table for healthy retirees without collars and the MSS 2023 projection scale.

Following are the estimated accrued benefits earned through the fiscal year ended July 1, 2023, for the pension plan or SERP, as noted. These annual amounts would be payable at the earliest unreduced retirement age, as described above, if the NEO remains in the service of Sysco until such an age. Projected benefits that may be earned due to pay and service after the fiscal year ended July 1, 2023, are not included in these estimates.

Name	Plan Name	Earliest Unreduced Retirement Age	Expected Years of Payments	Estimated Annual Benefit ($)
Greg D. Bertrand	Pension Plan	65	21.3	50,829
	SERP	59	29.1	179,258
Neil A. Russell, II	Pension Plan	65	21.7	18,526
	SERP	58	30.3	1,804

In addition to the above, we provide a temporary Social Security bridge benefit to an executive commencing SERP benefits before age 62, payable until the earlier of age 62 or death. The amount of this monthly benefit for Messrs. Bertrand and Russell, based on the SERP early retirement assumptions above, are $1,638 and $1,456, respectively.

Pension Plan

The pension plan, which is intended to be tax-qualified, is funded through an irrevocable tax-exempt trust. As noted above, as of January 1, 2013, non-union employees no longer earn additional retirement benefits under the pension plan, so earnings and service after December 31, 2012, were not taken into account for determining non-union participants' accrued benefits under the pension plan.

In general, a participant's accrued benefit is equal to 1.5% times the participant's average monthly eligible earnings for each year or partial year of service with Sysco or a subsidiary. The accrued benefit under the pension plan is expressed in the form of a monthly annuity for the participant's life, beginning at age 65, the plan's normal retirement age, and with payments guaranteed for five years. A participant who remains with Sysco until at least age 55 with 10 years of service is entitled to early retirement payments. In such case, we reduce the benefit by 6.67% per year for the first five years prior to normal retirement age and an additional 3.33% per year for years prior to age 60. Employees vest in the pension plan after five years of service; the amendment to freeze benefit accruals under the pension plan after December 31, 2012, did not impact the service determination for vesting purposes.

Benefits provided under the pension plan are based on compensation up to a limit, which is $330,000 for calendar year 2023, under the Internal Revenue Code. In addition, annual benefits provided under the pension plan may not exceed a limit, which is $265,000 for calendar year 2023, under the Internal Revenue Code.

Supplemental Executive Retirement Plan

We maintain a supplemental executive retirement plan, which we refer to as the SERP, to provide for retirement benefits beyond the amounts available under Sysco's various broad-based U.S. and Canadian pension plans. Messrs. Bertrand and Russell are the only NEOs who participate in the SERP. We intend for the SERP to comply with Section 409A of the Internal Revenue Code in both form and operation. The SERP is an unsecured obligation of Sysco and is not qualified for tax purposes.

The SERP was amended to freeze benefits and stop future accruals effective June 29, 2013. Participants covered by the SERP as of that date were granted accelerated vesting. Those who retire and are not eligible for immediate commencement of their SERP benefit will be deemed 100% vested, with benefits payable upon reaching age 65. For those who are eligible for a SERP benefit at the time of retirement, an early retirement reduction factor will be used to determine the amount available.

The SERP was designed to provide, in combination with other retirement benefits, 50% of an executive's final average compensation, provided an executive had at least 20 years of Sysco service, including service with an acquired company. "Other retirement benefits" include Social Security, benefits from the pension plan, and employer contributions under Sysco's 401(k) plan and similar qualified plans of acquired companies. We reduce the gross accrued benefit of 50% of final average compensation by 5% per year for each year of Sysco service, including service with an acquired company, of less than 20 years. For purposes of this service calculation, Sysco service was frozen effective June 29, 2013. Additionally, final average compensation is determined using the monthly average of a participant's eligible earnings for the last 10 fiscal years prior to June 29, 2013, or the date the participant ceases to be covered under the SERP, if earlier. With respect to the determination of a participant's accrued benefit as of June 28, 2008, as discussed below, final average compensation is determined using the monthly average of a participant's eligible earnings for the highest five of the 10 fiscal years prior to, and including, the fiscal year ended June 28, 2008.

The term "eligible earnings" refers to compensation taken into account for SERP purposes. As discussed below, beginning with fiscal year 2009, the portion of a participant's MIP bonus counted as eligible earnings is capped at 150% of the participant's rate of base salary as of the last day of the applicable fiscal year. Eligible earnings for fiscal years prior to fiscal year 2009, including eligible earnings for purposes of determining a participant's accrued benefit as of June 28, 2008, as discussed below, are not affected by this plan change. The definition of eligible earnings that places a cap on the MIP bonus for fiscal years after fiscal year 2008 will be used in all benefit calculations except for certain death benefit calculations and a participant's accrued benefit as of June 28, 2008.

CEO PAY RATIO

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and related SEC rules, we are providing the following information about the ratio of the annual total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K (the "Annual Total Compensation"), of our CEO, Kevin P. Hourican, and the Annual Total Compensation of our median employee.

For fiscal year 2023:

The Annual Total Compensation of our CEO	$ 14,341,020
The Annual Total Compensation of our Median Employee	$ 98,704
The Ratio of the CEO's to the Median Employee's Annual Total Compensation	145:1

During the 2023 fiscal year, there were no such changes in employee population or compensation arrangements generally that would significantly change our pay ratio disclosure. However, the median employee from fiscal year 2021 is no longer with the Company and, accordingly, we determined it was no longer appropriate to use that median employee for calculating the CEO pay ratio. Therefore, as permitted by Item 402(u) of Regulation S-K, we identified another employee as the median employee for fiscal year 2023 from among the employees who had compensation substantially similar to the original median employee based on the compensation measure used to select the original median employee in fiscal year 2021. We then identified and calculated the elements of the median employee's total compensation for fiscal year 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in Annual Total Compensation of $98,704. With respect to the Annual Total Compensation of our CEO, we used the amount reported in the "Total" column of our 2023 Summary Compensation Table.

Because the SEC rules for identifying the median employee and calculating the CEO pay ratio allow companies to use different methodologies, exemptions, estimates, and assumptions, our disclosure may not be comparable to the CEO pay ratios reported by other companies. However, we believe our CEO pay ratio is a reasonable estimate calculated in a manner consistent with the applicable SEC rules.

PAY VERSUS PERFORMANCE

As required by Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and our financial performance for each of the last three completed fiscal years. In determining the "Compensation Actually Paid" ("CAP") to our NEOs, we are required to make various adjustments to amounts that have been previously reported in the Summary Compensation Table ("SCT") in previous years, as the SEC's valuation methods for this section differ from those required in the SCT. Due to the valuation component of CAP, the dollar amounts do not reflect the actual amounts of compensation earned or paid during the year. The Pay Versus Performance ("PVP") table below summarizes compensation values both previously reported in our SCT, as well as the adjusted values required in this section for the fiscal years ending 2021, 2022 and 2023. Note that for our NEOs other than our CEO, compensation is reported as an average.

Year	SCT Total for Mr. Hourican ($)[1]	Compensation Actually Paid to Mr. Hourican ($)[2]	Average SCT Total for Non-CEO NEOs ($)[3]	Average Compensation Actually Paid to Non-CEO NEOs ($)[4]	Total Shareholder Return ($)[5]	Peer Group Total Shareholder Return ($)[5]	Net Earnings MM ($)[6]	Operating Income MM ($)[7]
					Value of Initial Fixed $100 Investment Based On:			
2023	14,341,020	8,556,035	3,333,442	1,497,738	154	147	1,770	3,210
2022	13,656,506	24,735,090	4,768,765	5,276,820	175	136	1,359	2,638
2021	23,168,494	41,044,027	4,072,368	5,628,058	153	130	524	1,417

(1) *Values shown are as calculated in the SCT for each given year. Kevin P. Hourican served as CEO in 2021, 2022, and 2023.*

(2) *Values shown represent Mr. Hourican's CAP calculated in accordance with SEC rules. This value is derived in part from outstanding equity compensation that may be realizable in the future, and as such, the values shown do not fully represent the actual final amount of compensation earned or paid to Mr. Hourican during the applicable years. See "Mr. Hourican (CEO) Compensation" below for additional information on the adjustments made to Mr. Hourican's total compensation to determine CAP for each year.*

(3) *Values shown reflect the average total compensation of our non-CEO NEOs, as calculated in the SCT for each given year. Non-CEO NEOs were as follows:*

- *2023: Aaron E. Alt, Greg D. Bertrand, Kenny K. Cheung, Thomas R. Peck, Jr., Neil A. Russell, II, and Judith S. Sansone.*
- *2022: Aaron E. Alt, Greg D. Bertrand, Tim Ørting Jørgensen, Thomas R. Peck, Jr., and Judith S. Sansone.*
- *2021: Aaron E. Alt, Greg D. Bertrand, Joel T. Grade, Tim Ørting Jørgensen, and Thomas R. Peck, Jr.*

(4) *Values shown represent the average non-CEO NEOs CAP calculated in accordance with SEC rules. This value is derived in part from outstanding equity compensation that may be realizable in the future, and as such, the values shown do not fully represent the actual final amount of compensation earned or paid to the NEOs during the applicable years. See "Average Non-CEO NEOs Compensation" below for additional information on the adjustments made to the Non-CEO NEOs total compensation to determine CAP for each year.*

(5) *Total Shareholder Return (TSR) assumes $100 is invested as of June 27, 2020. TSR represents cumulative return over the applicable period. The Peer Group used for this calculation was the S&P 500 Food/Staple Retail Index which is also reported on Form 10-K in the Performance Graph.*

(6) *Net Earnings reflected represents GAAP Net Earnings as reported on Form 10-K within the Key Operating Metrics.*

(7) *Operating Income is the Company-selected performance measure, per the requirements of item 402(v) of Regulation S-K. See reconciliation in Annex I – Non-GAAP Reconciliations.*

Mr. Hourican (CEO) Compensation

To determine the value of CAP for Mr. Hourican in the PVP table above, the following amounts were deducted from and added to, as applicable, Mr. Hourican's total compensation as reported in the SCT, in accordance with Item 402(v) of Regulation S-K.

Year	SCT Total for Mr. Hourican ($)	SCT Reported Equity Award Value for Mr. Hourican ($)	Equity Award Adjustments for Mr. Hourican ($)[1]	Change in the Actuarial Present Value of Pension Benefits for Mr. Hourican ($)	Pension Benefit Adjustments for Mr. Hourican ($)	Compensation Actually Paid to Mr. Hourican ($)
2023	14,341,020	(11,075,303)	5,290,318	—	—	8,556,035
2022	13,656,506	(10,137,657)	21,216,241	—	—	24,735,090
2021	23,168,494	(19,155,231)	37,030,764	—	—	41,044,027

(1) Represents the year-over-year change in the fair value of equity awards to Mr. Hourican as summarized below:

Year	Year End Fair Value of Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	8,298,461	(1,803,464)	—	(1,508,143)	—	303,464	5,290,318
2022	13,067,265	4,093,998	—	3,450,805	—	604,173	21,216,241
2021	28,685,543	6,990,463	—	983,825	—	370,933	37,030,764

In the table above, the equity values are computed in accordance with the methodologies used for financial reporting purposes, reflecting updated economic assumptions as of the valuation dates.

Average Non-CEO NEO Compensation

To determine the value of CAP for the non-CEO NEOs in the PVP table above, the following amounts were deducted from and added to, as applicable, the average total compensation as reported in the SCT, in accordance with Item 402(v) of Regulation S-K.

Year	Average SCT Total for Non-CEO NEOs ($)	Average SCT Reported Equity Award Value for Non-CEO NEOs ($)	Average Equity Award Adjustments for Non-CEO NEOs ($)[1]	Change in the Actuarial Present Value of Pension Benefits for Non-CEO NEOs ($)	Pension Benefit Adjustments for Non-CEO NEOs ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)
2023	3,333,442	(2,145,906)	310,202	—	—	1,497,738
2022	4,768,765	(2,635,514)	3,143,569	—	—	5,276,820
2021	4,072,368	(2,275,596)	3,831,286	—	—	5,628,058

(1) Represents the year-over-year change in the fair value of equity awards to our Non-CEO NEO's as summarized below:

Year	Year End Fair Value of Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	1,385,454	(191,650)	—	(318,402)	(609,532)	44,332	310,202
2022	2,808,683	286,402	—	253,935	(287,778)	82,327	3,143,569
2021	3,015,663	474,690	—	275,233	—	65,700	3,831,286

In the table above, the equity values are computed in accordance with the methodologies used for financial reporting purposes, reflecting updated economic assumptions as of the valuation dates.

Company-Selected Measure and Other Financial Performance Measures

The following financial performance measures, listed alphabetically, are used to link NEO Compensation Actually Paid to company performance during the most recently completed fiscal year.

Performance Measures
EPS Growth
Market Share Growth
Operating Income Growth
Return on Invested Capital (ROIC)
Sales/Volume Growth

Relationship of Compensation Actually Paid and Performance Measures

The following charts describe the relationship of CAP to the performance measures listed in the PVP Table above. Generally, CAP has a low correlation with the financial measures for the years shown in the charts below. Sysco places significant emphasis on equity compensation, which is sensitive to stock price changes. Due to the sensitivity of CAP to stock price changes, the timing of the grants and the changes in stock price thereafter significantly influence the Compensation Actually Paid each year, as determined under Item 402(v) of Regulation S-K.



Compensation Actually Paid vs. Sysco 3-year Cumulative TSR vs. Peer 3-year Cumulative TSR



Compensation Actually Paid vs. Net Earnings



Compensation Actually Paid vs. Operating Income[1]

(1) Operating Income includes non-GAAP adjustments. See reconciliation in Annex I – Non-GAAP Reconciliations.

QUANTIFICATION OF TERMINATION/CHANGE IN CONTROL PAYMENTS

We have entered into certain agreements and maintain certain plans that will require us to provide compensation for the NEOs in the event of specified terminations of their employment or upon a change in control of Sysco. We have listed the amount of compensation we would be required to pay to each NEO in each situation in the tables below. Amounts included in the tables are estimates and are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Due to the number of factors that affect the nature and amount of any benefits provided, any actual amounts we pay or distribute may differ materially from the amounts set forth below. Factors that could affect these amounts include the timing during the year of any such event, the value of future bonuses, the value of our stock on the date of the change in control, and the ages and life expectancy of each executive and his or her spouse. The amounts shown in the tables below assume that the event that triggered the payment occurred on July 1, 2023. All amounts shown represent total payments, except as otherwise noted. We expect to time the payment of all amounts shown to comply with Section 409A of the Internal Revenue Code.

KEVIN P. HOURICAN

Termination Scenario	Severance Payment ($)	Payments and Benefits Under SERP ($)[1]	PSU Payments ($)[2]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units ($)[3]	Insurance Payments ($)[4]	Other ($)[5]
Retirement	—	—	N/A[7]	N/A[7]	N/A[7]	N/A[7]
Death	—	—	9,933,226	5,491,688	1,200,000	70,363
Disability	—	—	9,933,226	5,491,688	5,212,000	70,363
Voluntary Resignation	—	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	6,500,000	—	—	—	22,992	70,363
Change in Control w/o Termination	—	—	—	—	—	—
Termination w/o Cause following a Change in Control	9,750,000	—	9,933,226	5,491,688	34,488	70,363

KENNY K. CHEUNG

Termination Scenario	Severance Payment ($)	Payments and Benefits Under SERP ($)[1]	PSU Payments ($)[2]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units ($)[3]	Insurance Payments ($)[4]	Other ($)[5]
Retirement	—	—	N/A[7]	N/A[7]	N/A[7]	N/A[7]
Death	—	—	1,217,622	516,164	1,200,000	14,453
Disability	—	—	1,217,622	516,164	8,309,000	14,453
Voluntary Resignation	—	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	1,530,000	—	—	—	20,304	39,453
Change in Control w/o Termination	—	—	—	—	—	—
Termination w/o Cause following a Change in Control	3,060,000	—	1,217,622	516,164	20,304	39,453

GREG D. BERTRAND

Termination Scenario	Severance Payment ($)	Payments and Benefits Under SERP ($)[1]	PSU Payments ($)[2]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units ($)[3]	Insurance Payments ($)[4]	Other ($)[5]
Retirement	—	2,557,111	1,132,618	707,668	—	54,637
Death	—	2,450,298	3,723,461	1,229,107	1,200,000	54,637
Disability	—	2,557,111	3,723,461	1,229,107	1,928,000	54,637
Voluntary Resignation	—	2,557,111	—	707,668	—	—
Termination for Cause	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	1,520,000	2,557,111	1,474,896	707,668	17,208	79,637
Change in Control w/o Termination	—	—	—	—	—	—
Termination w/o Cause following a Change in Control	3,420,000	2,557,111	4,458,888	1,229,107	17,208	79,637

JUDITH S. SANSONE

Termination Scenario	Severance Payment ($)	Payments and Benefits Under SERP ($)[1]	PSU Payments ($)[2]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units ($)[3]	Insurance Payments ($)[4]	Other ($)[5]
Retirement	—	—	N/A[7]	N/A[7]	N/A[7]	N/A[7]
Death	—	—	1,922,938	800,085	1,200,000	12,000
Disability	—	—	1,922,938	800,085	529,000	12,000
Voluntary Resignation	—	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	1,372,475	—	—	—	7,218	37,000
Change in Control w/o Termination	—	—	—	—	—	—
Termination w/o Cause following a Change in Control[6]	2,744,951	—	1,922,938	800,085	7,218	37,000

THOMAS R. PECK, JR.

Termination Scenario	Severance Payment ($)	Payments and Benefits Under SERP ($)[1]	PSU Payments ($)[2]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units ($)[3]	Insurance Payments ($)[4]	Other ($)[5]
Retirement	—	—	N/A[7]	N/A[7]	N/A[7]	N/A[7]
Death	—	—	1,918,474	783,381	1,200,000	14,196
Disability	—	—	1,918,474	783,381	2,916,000	14,196
Voluntary Resignation	—	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	1,365,813	—	—	—	10,782	39,196
Change in Control w/o Termination	—	—	—	—	—	—
Termination w/o Cause following a Change in Control	2,731,625	—	1,918,474	783,381	10,782	39,196

NEIL A. RUSSELL, II

Termination Scenario	Severance Payment ($)	Payments and Benefits Under SERP ($)[1]	PSU Payments ($)[2]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units ($)[3]	Insurance Payments ($)[4]	Other ($)[5]
Retirement	—	—	N/A[7]	N/A[7]	N/A[7]	N/A[7]
Death	—	588,462	605,775	934,534	1,200,000	24,464
Disability	—	—	605,775	934,534	4,506,000	24,464
Voluntary Resignation	—	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	787,500	—	—	—	19,602	49,464
Change in Control w/o Termination	—	—	—	—	—	—
Termination w/o Cause following a Change in Control	1,575,000	—	605,775	934,534	19,602	49,464

(1) All amounts shown are present values of eligible benefits as of July 1, 2023, calculated using an annual discount rate of 5.65%, which represents the rate used in determining the values disclosed in the "Pension Benefits" table above. See "Pension Benefits" above for a discussion of the terms of the SERP and the assumptions used in calculating the present values contained in the table. The amount and expected number of benefit payments to each executive are based on each respective termination event, the form of payment, the age of the executive and his or her spouse, and mortality assumptions. During the SERP payout period, a participant's remaining benefit under the SERP may be subject to forfeiture under certain circumstances if the committee administering the SERP finds that the participant has engaged in competition with the Company, solicited business of the Company, made disparaging remarks about the Company or misappropriated trade secrets or confidential information of the Company. Following are specific notes regarding benefits payable to Messrs. Bertrand and Russell, the only NEOs who participate in the SERP:

- **Death —** If an active participant dies, the participant's spouse will receive a monthly benefit payable for life with 120 monthly payments guaranteed. The amounts shown reflect payments as follows:

	Estimated # of Payments	Amount of Payment	Payment Frequency
Greg D. Bertrand	355	$ 14,725	Monthly
Neil A. Russell, II	375	$ 3,462	Monthly

- **Disability; Involuntary Termination without Cause, or Resignation for Good Reason; Termination without Cause following a Change in Control —** The amounts shown reflect the following monthly payments:

	Disability, Involuntary Termination without Cause, or Resignation for Good Reason		Termination without Cause following a Change in Control	
Name	Estimated # of Payments	Amount of Payment	Estimated # of Payments	Amount of Payment
Greg D. Bertrand	369	$ 14,608	369	$ 14,608
Neil A. Russell, II	—	—	—	—

- **Change in Control without Termination —** Benefit payments are not triggered.

(2) The amounts shown include payment with respect to the PSU awards made in August 2021, August 2022, and May 2023 (with a fiscal 2022-2024, 2023-2025 and 2023-2025 performance period, respectively). For purposes of this disclosure, and in accordance with the documents governing the PSUs, our calculations reflect the following assumptions:

Retirement: Amounts reflect the pro-rated estimated value of the PSU awards based on forecasted company performance with regard to the applicable performance criteria. The PSU awards are pro-rated for the number of whole fiscal months during the performance period during which the executive was actively employed. The pro rata factor used was 66.7% for the PSUs issued in August 2021, and 33.3% for the PSUs issued in August 2022.

Death: Amounts reflect the estimated value of the PSU awards based on Company performance assumed at "target."

Disability: Amounts reflect the estimated value of the PSU awards based on forecasted Company performance with regard to the applicable performance criteria.

Change in Control without Termination: PSUs are not subject to accelerated vesting under this scenario.

Termination Without Cause Following Change in Control: Amounts reflect the estimated value of the PSU awards based on Company performance assumed at "target."

(3) The amounts shown include the value of unvested accelerated RSUs, valued at the closing price of Sysco Common Stock on the NYSE on June 30, 2023, the last business day of our 2023 fiscal year, plus the difference between the exercise prices of unvested accelerated options and the closing price of Sysco Common Stock on the NYSE on June 30, 2023 multiplied by the number of such options outstanding. See "Outstanding Equity Awards at Fiscal Year-End" for disclosure of the events causing an acceleration of outstanding unvested options and RSUs.

(4) The amounts shown include payments we will make in connection with additional life insurance coverage, long-term disability coverage and long-term care insurance. In the event of death, a lump sum Basic Life Insurance benefit is payable in an amount equal to $150,000. An additional benefit is paid in an amount equal to two times the executive's base salary at the beginning of the year in which the death occurred, subject to a maximum of $1,050,000. The value of the benefits payable is doubled in the event of an accidental death. In the event of disability, a maximum monthly Long-Term Disability benefit of $30,000 would be payable to age 65, following a 180-day elimination period. The amounts for Mr. Hourican associated with either (i) "Involuntary Termination w/o Cause, or Resignation for Good Reason" and (ii) "Termination w/o Cause following a Change in Control" represent the value of the continuation of Mr. Hourican's health benefits under the Company's group health plans for a period of two years and three years, respectively, following his separation of employment with Sysco.

(5) Includes retiree medical benefits, the payment of accrued but unused vacation and outplacement services for all NEOs. Messrs. Cheung, Bertrand, Peck, and Russell and Ms. Sansone are eligible to receive outplacement services for involuntary termination w/o cause or resignation for good reason or termination w/o cause following a change in control.

(6) Per the agreement, the amounts shown for Ms. Sansone would be eligible for a 280G best-net cutback of $145,617.

(7) Indicates that the NEO did not qualify for retirement with respect to the applicable compensation component as of July 1, 2023.

ADVISORY VOTE TO APPROVE THE FREQUENCY OF THE STOCKHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION (ITEM 3)

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are seeking a non-binding, advisory vote on the frequency that Sysco will conduct future stockholder advisory votes to approve named executive officer compensation. Stockholders may indicate whether they would prefer to have future advisory votes to approve executive compensation every one year, every two years, or every three years.

Our stockholders voted on a similar proposal in 2017, with the majority of stockholders voting to hold an advisory vote to approve executive compensation every year. Accordingly, we have held the advisory vote on an annual basis. The Board of Directors and the Compensation and Leadership Development Committee value the feedback of our stockholders and recognize that holding an annual advisory vote provides Sysco with immediate feedback on our executive compensation policies and practices from a broad spectrum of stockholders. In addition, an annual advisory vote on executive compensation is consistent with our policy of seeking input from, and engaging in discussions with, our stockholders on corporate governance and sustainability matters and our executive compensation program.

The Committee believes that conducting an advisory vote on executive compensation on an annual basis is appropriate for the Company and its stockholders and recommends that you vote for a one-year interval for the advisory vote on named executive officer compensation.

Although the vote is advisory and non-binding, our Board of Directors and Compensation and Leadership Development Committee value the opinions of our stockholders and will consider the outcome of the vote, along with other relevant factors, when making future decisions regarding the frequency of conducting a say-on-pay vote.

REQUIRED VOTE

The outcome of this advisory vote will be determined by a plurality of votes cast by the holders of shares entitled to vote in the election. Accordingly, abstentions and broker non-votes will not be relevant to the outcome. Stockholders may choose an annual, biennial or triennial frequency (*i.e.*, every 3 years, 2 years or 1 year), or they may abstain. The frequency option that receives the most votes will be deemed the option chosen by stockholders in connection with the advisory vote.

BOARD RECOMMENDATION

 The Board of Directors recommends a vote "**FOR**" the option of "**1 YEAR**" as the frequency for future advisory votes on executive compensation.

REPORT OF THE AUDIT COMMITTEE

Sysco's Audit Committee reports to, and acts on behalf of, the Board of Directors, and is composed of five directors who each satisfy the independence, financial literacy and other requirements of the New York Stock Exchange listing standards and the U.S. federal securities laws. The role of the Audit Committee is to assist the Board in its oversight of:

- Compliance with legal and regulatory requirements;
- Corporate accounting;
- Reporting practices;
- The integrity of the Company's financial statements;
- The qualifications, independence and performance of Ernst & Young LLP, Sysco's independent registered public accounting firm ("Ernst & Young");
- The performance of Sysco's internal audit function; and
- Risk assessment and risk management.

During fiscal year 2023, the Audit Committee held nine meetings and fulfilled all of its responsibilities as set forth in the committee's charter, including:

- Reviewing with Ernst & Young and the internal auditors the overall scope and plans for their respective audits for the fiscal year;
- Approving all audit engagement fees and terms, as well as permissible non-audit engagements with Ernst & Young (please refer to "Fees Paid to Independent Registered Public Accounting Firm" below for a detailed discussion of such fees and related approvals);
- Reviewing the experience and qualifications of the senior members of Ernst & Young's audit team;
- Assuring the regular rotation of Ernst & Young's lead audit partner as required by law, and considering whether there should be rotation of the independent registered public accounting firm itself;
- Reviewing and discussing with management the earnings press releases prior to release to the public;
- Meeting with Ernst & Young and the internal auditors, with and without management present, to discuss the adequacy and effectiveness of Sysco's internal control over financial reporting and the overall quality of the Company's financial reporting; and
- Meeting independently with each of Sysco's Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer.

As required by its charter, the Audit Committee has also met and held discussions with management and Ernst & Young regarding Sysco's audited consolidated financial statements for the fiscal year ended July 1, 2023. Management represented to the Audit Committee that Sysco's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and Ernst & Young. The Audit Committee also discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380), as modified or supplemented. Ernst & Young provided to the Audit Committee the written disclosures and the letter required by Public Company Accounting Oversight Board Rule 3526, "Communication with Audit Committees Concerning Independence", as modified or supplemented, and the Audit Committee discussed with Ernst & Young that firm's independence.

Based on the Audit Committee's discussion with management and Ernst & Young and the Audit Committee's review of the representations of management and Ernst & Young's report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Sysco's Annual Report on Form 10-K for the fiscal year ended July 1, 2023 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Bradley M. Halverson, Chairman
Ali Dibadj
Jill M. Golder
Hans-Joachim Koerber
Edward D. Shirley

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees billed for professional audit services rendered by Ernst & Young LLP ("Ernst & Young") for the audit of Sysco's annual financial statements for fiscal 2023 and 2022, as well as other services rendered by Ernst & Young during those periods (all of which services were approved by the Audit Committee in accordance with the Pre-approval Policy described below):

	Fiscal 2023 ($)	Fiscal 2022 ($)
Audit Fees[1]	**8,725,000**	8,620,000
Audit-Related Fees[2]	**403,000**	35,000
Tax Fees[3]	**2,469,313**	2,073,086
All Other Fees[4]	**10,861**	7,959

(1) *Audit fees consisted of fees for the audit and quarterly reviews of the consolidated financial statements (including an audit of the effectiveness of the Company's internal control over financial reporting), assistance with and review of documents filed with the SEC, and statutory audits.*

(2) *Audit-related fees consisted of fees for the audit of the Company's benefit plan, environmental, social and governance limited assurance services, and other audit-related services.*

(3) *For fiscal 2023, tax fees consisted of $2.4 million related to tax compliance services and $0.1 million related to other tax-related services. For fiscal 2022, tax fees consisted of $2.0 million related to tax compliance services and $0.1 million related to other tax-related services.*

(4) *All other fees consisted of fees paid for access to online interpretive accounting guidance.*

PRE-APPROVAL POLICY

It is the Audit Committee's policy to comply with Section 10A(i) of the Securities Exchange Act of 1934, as amended, which requires the Audit Committee to pre-approve all services, including audit services and permissible audit-related, tax and non-audit services, to be provided by Ernst & Young to the Company, subject to an exception for certain permitted, *de minimis* non-audit services that are approved by the Audit Committee prior to completion of the audit. The Audit Committee has established procedures authorizing the Audit Committee chairman to approve the engagement of Ernst & Young to provide permitted non-audit services, provided that such pre-approval is reported to the Audit Committee at the next regular meeting and subject to the Audit Committee's authority to withdraw such pre-approval. During fiscal 2023, Ernst & Young did not provide any services prohibited under the Sarbanes-Oxley Act of 2002.

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS SYSCO'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (ITEM 4)

The Audit Committee of the Board has appointed Ernst & Young as Sysco's independent registered public accounting firm for fiscal 2024. Ernst & Young LLP has served as the Company's independent registered public accounting firm, providing auditing, financial and tax services, since fiscal 2002. In determining to appoint Ernst & Young, the Audit Committee carefully considered Ernst & Young's past performance for the Company, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards.

Although the Company is not required to seek ratification, the Audit Committee and the Board believe it is sound corporate governance to

do so. If stockholders do not ratify the appointment of Ernst & Young, the current appointment will stand, but the Audit Committee will consider the stockholders' action in determining whether to appoint Ernst & Young as the Company's independent registered public accounting firm for fiscal 2025.

Representatives of Ernst & Young will attend the Annual Meeting and will have the opportunity to make a statement if they wish. They will also be available to respond to appropriate questions.

REQUIRED VOTE

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.

 The Board unanimously recommends a vote "**FOR**" the ratification of the appointment of the independent registered public accounting firm for fiscal 2024.

STOCKHOLDER PROPOSAL (ITEM 5)

The Humane Society of the United States, 1255 23rd Street, NW, Suite 450, Washington D.C. 20037, owner of at least $2,000 of Sysco common stock, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Sysco accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

SUPPPORTING STATEMENT:
Dear fellow shareholders,

Here's a story. It's about how Sysco has subtly morphed and weakened an ESG commitment over time.

In its 2012 sustainability report, Sysco committed to "eliminating gestation crates from our pork supply chain," and promised to "work with suppliers on a timeline to achieve this goal." (These cages lock pregnant pigs in solitary confinement, preventing them from even turning around.)

It's 2014 Report reassured shareholders again that the company was "committed to…a gestation crate-free supply chain" and claimed to (still) be working on a timeline.

Then, in its 2016 Report, Sysco changed the commitment to be about "group housing" for pigs. That was a subtle but critical change because while all crate-free systems use group housing, not all group housing systems are crate-free. (Some "group housing" systems lock pigs in crates for many weeks during pregnancy before moving them into groups.)

In other words, four years after pledging to *eliminate* crates, Sysco's subtle word play morphed that pledge into one that could still *allow* these cages. And that timeline Sysco had been promising since 2012? The company claimed again it would develop one (but now, for group housing instead).

Two more years passed. Sysco's 2018 Report promised that it was (still) working with its suppliers to "ensure" group housing for pigs and repeated (yet again) that it was still working on a timeline.

Then in its 2019 Report, Sysco's long-standing pledge to develop a timeline vanished. Nevertheless, Sysco claimed it was still working to ensure group housing—something reiterated in its 2020 Report.

But then in its 2021 Report, Sysco abandoned *any* pledge to *ever* ensure group housing, merely saying it would monitor suppliers' work on the issue. And in its 2022 Report, even *that* language disappeared, replaced with language about simply ensuring suppliers don't break laws regarding animal treatment.

That's a far cry from either Sysco's original pledge to *eliminate* crates or even its revised pledge to ensure *group housing* for pigs.

The company repeatedly morphed and weakened its pledge over a decade, abandoning more and more of it until in the end, any meaningful commitment whatsoever vanished.

Meanwhile, a National Pork Producers Council spokesperson reported in 2023 that over 40% of domestic pork production now uses some form of group housing. And other pork buyers exclusively use (or are on track to) pork that's gestation crate-free or from group-housing, including McDonald's, Wendy's, Burger King, Panera, Cheesecake Factory, Chipotle, Jack in the Box, Aramark, Campbell's, Conagra and more.

But Sysco no longer even has a *commitment* (let alone targets) on the issue. That should change.

THEREFORE, shareholders ask that within six months of the annual meeting and omitting proprietary information, Sysco re-establish a policy for eliminating or reducing gestation crates in its pork supply chain, with measurable targets for doing so.

Thank you.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION OF THE PROPOSAL

 The Board unanimously recommends a vote "**AGAINST**" the stockholder proposal.

The Board has carefully considered the stockholder proposal and, for the reasons described below, believes that the implementation of the proposal is unnecessary and not in the best interests of the Company or its stockholders.

Sysco is a foodservice distributor. We do not own, raise, breed, process, or transport live animals. We provide a wide variety of high-quality products that cater to different consumer preferences, including price, and we are subject to the customer demand and product supply made available to us. Only within these confines of supply availability and customer preferences does Sysco have an ability to influence the foodservice industry's animal welfare practices at scale.

As the global leader in foodservice distribution, Sysco is committed to providing a broad assortment of products that cater to different customer preferences, including price and sustainability attributes, at competitive prices. Providing this optionality is how we empower our customers to make purchases that advance their own sustainability objectives and is a key component of our Sustainability strategy (including our comprehensive Animal Welfare Policy).

The Board commends the proponent for its efforts to eliminate gestation crate usage among the industry's pork manufacturers. However, the current proposal for Sysco (a downstream distributor) to issue measurable targets for unilaterally imposing this change in manufacturer practices reflects a misunderstanding of Sysco's dependent role within this complex supply chain. Meaningful change will be best achieved through collaboration among all stakeholders, including farmers, ranchers, suppliers, animal welfare organizations (such as the proponent) and regulatory bodies. As a distributor, Sysco exists at the intersection of these various stakeholder interests. We will continue exerting our influence as an industry leader in a measured and responsible manner, but the timeline for achieving the proponent's goal is wholly dependent upon (1) customer preferences evolving to prioritize the elimination of gestation crates over competing priorities (such as the availability and affordability of pork) and (2) the ability of pork suppliers to satisfy increased demand for gestation crate-free pork.

The Board does not believe that the additional policy requested by the proponent would produce meaningful change in industry practices commensurate with the level of effort, additional expense and distraction it would require of Company management on an issue in which Sysco's influence is clearly limited. Accordingly, the Board has concluded that this proposal is not in the best interest of Sysco's long-term stockholders.

Sysco already requires each of our Sysco Brand protein suppliers to comply with the Sysco Corporation Animal Welfare Policy — available at *sysco.com/suppliers* — and we monitor these suppliers' compliance through a variety of methods, including third-party animal welfare audits. Moreover, we annually publish our Sustainability Report, which includes the policy's animal welfare principles. Establishing yet another policy, as requested by the proponent, would be redundant and unnecessary and, consequently, not in the best interest of Sysco's stockholders.

Sysco serves a wide variety of customers with different needs. We are committed to providing animal protein products that meet these needs, while ensuring that high standards for animal welfare are consistent throughout our supply chain. Specifically, we require each of our Sysco Brand suppliers in the categories of veal, beef, lamb, pork and poultry, as well as dairy and shell and processed eggs, to meet all legal and regulatory requirements and to adhere to our Animal Welfare Policy. We monitor suppliers' ongoing compliance through, among other things, third-party animal welfare audits and verification audits performed by the Sysco Quality Assurance team. If a supplier is non-compliant and fails to make meaningful improvements, then the consequences range from a temporary suspension to termination of the supplier's contract with Sysco.

Sysco's publicly stated goal is to ensure that all Sysco Brand protein suppliers adhere to the requirements of our Animal Welfare Policy, and Sysco will continue to report progress against this goal in its future Sustainability Reports. Furthermore, the global regulatory environment is evolving, and Sysco is committed to continue complying with all applicable laws and regulations governing our operations — requiring the same of all upstream suppliers — including any future laws and regulations imposing stricter or more specific requirements for distributors.

In conclusion, the Board believes that Company management (not the proponent) is best positioned to prioritize attention and resources among various animal welfare objectives and to balance these objectives against competing stakeholder interests. Accordingly, the Board believes that implementation of this proposal is unnecessary and not in the best interests of the Company or its stockholders.

REQUIRED VOTE

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.

 For the reasons described above, the Board unanimously recommends that you vote "**AGAINST**" this proposal.

STOCKHOLDER PROPOSALS

PRESENTING BUSINESS OR NOMINATING DIRECTORS FOR ELECTION

Submitting Proposals under Rule 14a-8

If you would like to present a proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, at our 2024 Annual Meeting of Stockholders, we must receive it no later than June 8, 2024. If the date of our 2024 Annual Meeting is subsequently changed by more than 30 days from the date of this year's Annual Meeting, we will inform you of the change and the date by which we must receive such proposals.

Recommending Director Nominees

The Governance Committee will consider any director nominees you recommend in writing for the 2024 Annual Meeting. Please submit a written recommendation that conforms with the procedural and informational requirements set forth above at "Board of Directors Matters — Director Candidates Recommended by Stockholders" no later than May 1, 2024.

Submitting Proxy Access Director Nominees

If you wish to submit up to two director nominees for inclusion in the proxy statement for our 2024 Annual Meeting pursuant to Article I, Section 9 of the Company's bylaws, the Corporate Secretary must receive your proxy access notice between July 10, 2024 and August 19, 2024. You must satisfy the applicable eligibility requirements described in, and your proxy access notice must include the information required by, the Company's bylaws.

Other Proposals or Director Nominees

If you want to present any other business at our 2024 Annual Meeting, including nominating one or more individuals to serve as director outside of our proxy access process, the Corporate Secretary must receive notice of your proposed business pursuant to Article I, Section 8, or notice of your proposed director nominee pursuant to Article I, Section 7, of the Company's bylaws, between July 10, 2024, and August 19, 2024.

You must be a stockholder of record on the date you provide notice of your proposal to the Company and on the record date for determining stockholders entitled to notice of the meeting and to vote. In each instance, you must comply with, and provide the information required by, the applicable provisions of the Company's bylaws within the deadline specified above.

MEETING DATE CHANGES

If the date of next year's Annual Meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after the date of, this year's Annual Meeting, we will inform you of the change, and we must receive your director nominee notices or your stockholder proposals outside of

Rule 14a-8 of the Securities Exchange Act of 1934, as amended, by the latest of 90 days before the 2024 Annual Meeting, 10 days after we mail the notice of the changed date of the 2024 Annual Meeting or 10 days after we publicly disclose the changed date of the 2024 Annual Meeting.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

1.   Why did I receive these materials?

We are providing you with a Notice of Internet Availability of Proxy Materials and access to these proxy materials, which include this 2023 Proxy Statement, a proxy card, and our Annual Report on Form 10-K for fiscal 2023, because our Board is soliciting your proxy to vote your shares at the Annual Meeting. A proxy is your legal designation of another person (your proxy) to vote the shares of Common Stock you own. We have designated three of our officers—Kevin P. Hourican, Kenny K. Cheung, and Eve M. McFadden—as proxies for the 2023 Annual Meeting of Stockholders.

2.   Why did I receive a one-page notice (the "E-Proxy Notice") in the mail regarding the Internet availability of proxy materials, instead of a full printed set of proxy materials?

As permitted by SEC rules, instead of mailing a printed copy of our proxy materials to each stockholder of record, we generally furnish proxy materials via the Internet. Unless you have previously signed up to receive your materials in paper, you will receive a document entitled *Notice of Internet Availability of Proxy Materials* (the "E-Proxy Notice") and will not receive a printed copy of the proxy materials or the annual report to stockholders, unless you specifically request them. The E-Proxy Notice will instruct you as to how you may access and review all of the important information contained in the proxy materials, including our annual report to stockholders, online.

Instructions for requesting printed proxy materials are included in the E-Proxy Notice. E-Proxy Notices are distributed by mail, unless you previously signed up to receive your proxy materials electronically, in which case it will be sent to the last email address you provided to us. If you previously notified us of your election to receive all proxy materials in printed format, then we will send you a full set of printed proxy materials, including our annual report to stockholders, rather than an E-Proxy Notice. E-Proxy Notices or full sets of printed proxy materials will be distributed on or about October 6, 2023.

If you previously elected to receive your proxy materials in printed format, but would like to receive an E-Proxy Notice and use the Internet to access proxy materials in the future, please visit http://enroll.icsdelivery.com/syy for additional information. This would significantly reduce our printing and postage costs and eliminate bulky paper documents from your personal files.

3.   What is the difference between holding shares of Common Stock as a stockholder of record and as a beneficial stockholder?

If your shares are registered directly in your name with the Company's registrar and transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered a "stockholder of record" with respect to those shares.

If your shares are held through a brokerage account, bank, trust or other nominee as custodian on your behalf, you are considered the "beneficial owner" or "street name holder" of those shares.

4.   How do I vote?

You may vote your shares as follows, whether you are a stockholder of record or a beneficial owner:

- **At the Annual Meeting.** You must enter the 16-digit control number found on your proxy card, voter instruction form, or E-Proxy Notice, as applicable, at the time you log into the meeting at virtualshareholdermeeting.com/SYY2023. For information about attending the Annual Meeting, please see question 5 below.

- **By Telephone or Internet.** Stockholders of record may vote by touchtone telephone from the U.S., Puerto Rico, and Canada, using the toll-free telephone number on the proxy card, or over the Internet, using the procedures described on the proxy card. Beneficial owners may vote by telephone or Internet if their bank or broker makes those methods available, in which case the bank or broker will include the instructions with the proxy materials. Stockholders of record may also vote over the Internet via our stockholders forum located at www.ProxyVote.com. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares, and to confirm that their instructions have been recorded properly.

- **By Written Proxy.** All stockholders of record may vote by written proxy card. If you received a printed copy of these proxy materials by mail, you may vote by signing, dating, and mailing the enclosed proxy card. If you received an E-Proxy Notice, it contains instructions for obtaining a printed copy of these proxy materials, including a proxy card. If you are a beneficial owner, you may request a written proxy card or a voting instruction form from your bank, broker or other intermediary.

5.   How do I attend the Annual Meeting?

We are holding the Annual Meeting in a virtual-only meeting format, and you will not be able to attend the Annual Meeting at a physical location.

If you are a registered stockholder or beneficial owner of Common Stock holding shares at the close of business on the record date (September 18, 2023), you may attend the Annual Meeting by visiting virtualshareholdermeeting.com/SYY2023 and logging in by entering the 16-digit control number found on your proxy card, voter instruction form or E-Proxy Notice, as applicable. If you lose your 16-digit control number or are not a stockholder, you will be able to attend the meeting by visiting virtualshareholdermeeting.com/SYY2023 and registering as

a guest. If you enter the meeting as a guest, you will not be able to vote your shares or submit questions during the meeting. You may log in to the virtual meeting beginning at 9:45 a.m. (Central Time) on November 17, 2023. The Annual Meeting will begin promptly at 10:00 a.m. (Central Time). If you experience any technical difficulties during the meeting, a toll-free number will be available on our virtual shareholder meeting site for assistance.

If you have any additional questions about the Annual Meeting, please contact Sysco's Investor Relations Department by email at Investor_ Relations@corp.sysco.com or by telephone at 281-584-2615.

6.   How do I raise questions during the Annual Meeting?

Stockholders will be able to submit questions during the virtual Annual Meeting by typing in the "Ask a Question" field and clicking "Submit." We will answer questions that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. If we receive substantially similar questions, we may group them together. Responses

to questions relevant to meeting matters that we do not have time to answer during the Annual Meeting will be posted to our website following the meeting. We will disregard questions regarding personal matters or matters not relevant to the Annual Meeting.

7.   What are my voting choices for each of the proposals to be voted on at the Annual Meeting?

Proposal	Voting Choices and Board Recommendation
Item 1: **Election of 11 Director Nominees**	• vote in favor of all nominees; • vote against all nominees; • vote for or against specific nominees; • abstain from voting with respect to all nominees; or • abstain from voting with respect to specific nominees. The Board recommends a vote **FOR** each of the nominees.
Item 2: **Advisory Proposal to Approve Executive Compensation**	• vote in favor of the advisory proposal; • vote against the advisory proposal; or • abstain from voting on the advisory proposal. The Board recommends a vote **FOR** the advisory proposal to approve executive compensation.
Item 3: **Advisory Proposal on Frequency of Say-On-Pay Votes**	• vote in favor of an annual stockholder advisory vote on executive compensation; • vote in favor of a bi-annual stockholder advisory vote on executive compensation; • vote in favor of a tri-annual stockholder advisory vote on executive compensation; or • abstain from voting on the advisory proposal. The Board recommends a vote **FOR** the option of "**1 YEAR**" as the frequency for future advisory votes on executive compensation.
Item 4: **Ratification of the Appointment of Ernst & Young LLP as Sysco's Independent Registered Public Accounting Firm**	• vote in favor of ratification; • vote against ratification; or • abstain from voting on the ratification. The Board recommends a vote **FOR** the ratification.
Item 5: **Stockholder proposal, if properly presented at the meeting, related to re-establishing a policy for eliminating or reducing gestation crates in the Company's pork supply chain**	• vote in favor of the stockholder proposal; • vote against the stockholder proposal; or • abstain from voting on the stockholder proposal. The Board recommends a vote **AGAINST** the stockholder proposal.

8. What if I am a stockholder of record and do not specify a choice for a matter when I return my proxy?

Stockholders should specify their choices for each matter on the proxy card. The individuals named on the proxy card (your proxies) will vote your shares in the manner you indicate. If no specific instructions are given, proxies that are signed and returned will be voted:

- **FOR** the election of the 11 nominees for director;
- **FOR** the approval of the compensation paid to Sysco's named executive officers;
- **FOR** the option of "1 YEAR" as the frequency for future advisory votes on executive compensation;

- **FOR** the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal 2024; and
- **AGAINST** the stockholder proposal related to re-establishing a policy for eliminating or reducing gestation crates in the Company's pork supply chain.

Proxies will be voted in the discretion of the proxy holders on any other matter that may properly come before the Annual Meeting.

9. What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions by the deadline provided in the materials you receive from your bank, broker, or other nominee. If you do not provide voting instructions, your bank, broker, or other nominee will only have authority to vote on the ratification of the appointment of Ernst & Young LLP as Sysco's independent registered public accounting firm, and there will be so-called "broker non-votes" with respect to the other proposals. If you want your shares to be counted in the election of directors, the advisory proposal to approve executive compensation, the advisory proposal on the frequency for future advisory votes on executive compensation, and the stockholder proposal, you must provide specific voting instructions to your bank, broker, or other nominee.

10. How can I revoke my proxy or change my vote?

You may revoke or change your proxy at any time before the completion of voting at the Annual Meeting by:

- delivering written notice of revocation to Sysco's Corporate Secretary, such that it is received before the Annual Meeting;
- voting again by telephone, Internet or mail (provided that such new vote is received in a timely manner pursuant to the instructions above); or

- voting during the Annual Meeting by entering the 16-digit control number found on your proxy card, voter instruction form, or Notice, as applicable.

The last vote that we receive from you will be the vote that is counted.

11. Is there a quorum requirement?

A quorum is necessary to hold a valid meeting. A quorum will exist if the holders of at least 35% of all the shares entitled to vote at the Annual Meeting are present in person or by proxy. All shares voted by proxy are counted as present for purposes of establishing a quorum, including those that abstain or as to which the proxies contain broker non-votes as to one or more items.

12. What votes are necessary for action to be taken?

Sysco's Bylaws and Corporate Governance Guidelines include a majority vote standard for uncontested director elections. Since the number of nominees timely nominated for the Annual Meeting does not exceed the number of directors to be elected, each director to be elected shall be elected if the number of votes cast "for" election of the director exceeds those cast "against." Any incumbent director who is not re-elected will be required to tender his or her resignation promptly following certification of the stockholders' vote. The Governance Committee will consider the tendered resignation and recommend to the Board whether to accept or reject the resignation offer, or whether other action should be taken. The Board will act on the recommendation within 120 days following certification of the stockholders' vote and will promptly make a public disclosure of its decision regarding whether to accept the director's resignation offer.

Pursuant to Sysco's Bylaws, the affirmative vote of a majority of the votes cast, either for or against, is required for the approval of:

- the non-binding, advisory proposal to approve the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K;
- the ratification of the appointment of the independent registered public accounting firm; and

- the stockholder proposal related to re-establishing a policy for eliminating or reducing gestation crates in the Company's pork supply chain.

As an advisory vote, the proposal to approve executive compensation (Item 2) is not binding upon the Company. However, the CLD Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders and will consider the outcome of the vote when making future compensation decisions.

The non-binding advisory proposal regarding the frequency with which Sysco will conduct stockholder advisory votes on executive compensation will be determined by a plurality of votes cast. Stockholders may choose an annual, biennial or triennial frequency (*i.e.*, every year, every two years or every three years) or they may abstain. The frequency option that receives the most votes will be deemed the option chosen by the advisory vote.

Broker non-votes and abstentions will be disregarded with respect to the election of directors and each of the other proposals.

13.   Who will count votes?

We will appoint one or more Inspectors of Election who will determine the number of shares outstanding, the number of shares represented at the Annual Meeting, the existence of a quorum and the validity of the proxies and ballots.

The Inspector(s) of Election will determine, and retain for a reasonable period, a record of the disposition of any challenges and questions arising in connection with the right to vote, and will count all votes and ballots, including any abstentions or broker non-votes with respect to all proposals and will determine the results of each vote.

14.   How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are included in determining whether a quorum is present. Otherwise, they will be disregarded and will not affect the outcome of any proposal.

15.   How are proxies solicited and what are the costs of proxy solicitation?

We will pay all of the cost of solicitation of proxies including preparing, printing and mailing this proxy statement and the E-Proxy Notice. Solicitation may be made personally or by mail, telephone or email by officers, directors and employees of the Company who will not receive any additional compensation for such efforts.

We will also authorize banks, brokerage houses and other custodians, nominees and fiduciaries to forward copies of proxy materials and will reimburse them for their costs in doing so. We have retained Georgeson Shareholder Communications to help us solicit proxies from these entities and certain other stockholders, in writing or by telephone, at an estimated fee of $12,500 plus reimbursement for their out-of-pocket expenses.

16.   Will any other matters be presented at the Annual Meeting?

We do not know of any matter that will be presented at the Annual Meeting other than the election of directors and the other proposals discussed in this proxy statement. However, if any other matter is properly presented at the Annual Meeting, your proxies will vote on such matter in their best judgment.

17.   Where can I access the Annual Report?

We will furnish additional copies of our annual report to stockholders, which includes our Annual Report on Form 10-K, without exhibits, for the fiscal year ended July 1, 2023, as filed with the SEC, for no charge, upon your written request if you are a Sysco stockholder.

Please address your request to the Investor Relations Department, Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077-2099. The annual report to stockholders is also available on our website under "Investors—SEC Filings—Annual Reports" at www.sysco.com.

18.   What is Householding and where can I get additional copies of proxy materials?

If you share the same last name and address with another Sysco stockholder, you and the other stockholder(s) at your address may receive only one copy of the E-Proxy Notice and any other proxy materials we choose to mail, unless contrary instructions are provided from any stockholder at that address. This is referred to as "householding," and it enables us to reduce printing and mailing costs and the environmental impact of our Annual Meeting. If you prefer to receive multiple copies of the E-Proxy Notice and any other proxy materials that we mail at the

same address, we will promptly provide additional copies upon written or oral request pursuant to the instruction below. Similarly, if you are receiving multiple copies of the E-Proxy Notice and other proxy materials, you may request that you receive only one copy. Please address any such householding requests to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717 or call Broadridge at (866) 540-7095.

19.   Will the Company announce the voting results?

We will announce the preliminary voting results during the Annual Meeting. We will report the final results on our website and in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

ANNEX I – NON-GAAP RECONCILIATIONS

Our discussion of our results includes certain non-GAAP financial measures, including EBITDA and adjusted EBITDA, that we believe provide important perspective with respect to underlying business trends. Other than EBITDA and annual sales on a comparable 52-week basis, any non-GAAP financial measures will be denoted as adjusted measures to remove the impact of restructuring and transformational project costs consisting of: (1) restructuring charges, (2) expenses associated with our various transformation initiatives and (3) severance charges; acquisition-related costs consisting of: (a) intangible amortization expense and (b) acquisition costs and due diligence costs related to our acquisitions; and the reduction of bad debt expense previously recognized in fiscal 2020 due to the impact of the COVID-19 pandemic on the collectability of our pre-pandemic trade receivable balances. Our results for fiscal 2023 were also impacted by adjustments to a product return allowance pertaining to COVID-related personal protection equipment inventory, a pension settlement charge that resulted from the purchase of a nonparticipating single premium group annuity contract that transferred defined benefit plan obligations to an insurer, and a litigation financing agreement. Our results for fiscal 2022 were also impacted by a write-down of COVID-related personal protection equipment inventory due to the reduction in the net realizable value of inventory, losses on the extinguishment of long-term debt and an increase in reserves for uncertain tax positions.

Management believes that adjusting its operating income, EBITDA, and diluted earnings per share to remove these Certain Items provides an important perspective with respect to our underlying business trends and results. Additionally, it provides meaningful supplemental information to both management and investors that (1) is indicative of the performance of the Company's underlying operations, (2) facilitates comparisons on a year-over-year basis, and (3) removes those items that are difficult to predict and are often unanticipated and that, as a result, are difficult to include in analysts' financial models and our investors' expectations with any degree of specificity.

The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes. These financial measures should not be used as a substitute for GAAP measures in assessing the Company's results of operations for periods presented. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP. Any metric within this section referred to as "adjusted" will reflect the applicable impact of Certain Items.

Sysco has a history of growth through acquisitions and excludes from its non-GAAP financial measures the impact of acquisition-related intangible amortization, acquisition costs and due-diligence costs for those acquisitions. We believe this approach significantly enhances the comparability of Sysco's results for fiscal 2023, 2022 and 2021.

Set forth below is a reconciliation of sales, operating income, and diluted earnings per share, to adjusted results for these measures for the periods presented. Individual components of diluted earnings per share may not be equal to the total presented when added due to rounding. Adjusted diluted earnings per share is calculated using adjusted net earnings divided by diluted shares outstanding.

ADJUSTED OPERATING INCOME AND ADJUSTED EARNINGS PER SHARE NON-GAAP RECONCILIATIONS (LETTER FROM CEO AND CHAIR AND PAY VERSUS PERFORMANCE)

(in thousands, except for share and per share data)	2023 ($)	2022 ($)	Period Change ($)	Period Change (%)
Sales (GAAP)	**76,324,675**	**68,636,146**	**7,688,529**	**11.2**
Impact of currency fluctuations[1]	910,290	—	910,290	1.3
Comparable sales using a constant currency basis (Non-GAAP)	**77,234,965**	**68,636,146**	**8,598,819**	**12.5**
Cost of sales	**62,369,678**	**56,315,622**	**6,054,056**	**10.8**
Impact of inventory valuation adjustment[2]	2,571	(73,224)	75,795	0.1
Cost of sales adjusted for Certain Items (Non-GAAP)	**62,372,249**	**56,242,398**	**6,129,851**	**10.9**
Gross profit (GAAP)	**13,954,997**	**12,320,524**	**1,634,473**	**13.3**
Impact of inventory valuation adjustment[2]	(2,571)	73,224	(75,795)	(0.7)
Gross profit adjusted for Certain Items (Non-GAAP)	**13,952,426**	**12,393,748**	**1,558,678**	**12.6**
Impact of currency fluctuations[1]	188,796	—	188,796	1.5
Comparable gross profit adjusted for Certain Items using a constant currency basis (Non-GAAP)	**14,141,222**	**12,393,748**	**1,747,474**	**14.1**
Gross margin (GAAP)	**18.28%**	**17.95%**		**33 bps**
Impact of inventory valuation adjustment[2]	0.00%	0.11%		-11 bps
Gross margin adjusted for Certain Items (Non-GAAP)	**18.28%**	**18.06%**		**22 bps**
Impact of currency fluctuations[1]	0.03%	0.00%		3 bps
Comparable gross margin adjusted for Certain Items using a constant currency basis (Non-GAAP)	**18.31%**	**18.06%**		**25 bps**
Operating expenses (GAAP)	**10,916,448**	**9,974,024**	**942,424**	**9.4**
Impact of restructuring and transformational project costs[3]	(62,965)	(107,475)	44,510	41.4
Impact of acquisition-related costs[4]	(115,889)	(139,173)	23,284	16.7
Impact of bad debt reserve adjustments[5]	4,425	27,999	(23,574)	(84.2)
Operating expenses adjusted for Certain Items (Non-GAAP)	**10,742,019**	**9,755,375**	**986,644**	**10.1**
Impact of currency fluctuations[1]	182,873	—	182,873	1.9
Comparable operating expenses adjusted for Certain Items using a constant currency basis (Non-GAAP)	**10,924,892**	**9,755,375**	**1,169,517**	**12.0**
Operating expense as a percentage of sales (GAAP)	**14.30%**	**14.53%**		**-23 bps**
Impact of certain items adjustments	-0.23%	-0.32%		9 bps
Adjusted operating expense as a percentage of sales (Non-GAAP)	**14.07%**	**14.21%**		**-14 bps**
Operating income (GAAP)	**3,038,549**	**2,346,500**	**692,049**	**29.5**
Impact of inventory valuation adjustment[2]	(2,571)	73,224	(75,795)	NM
Impact of restructuring and transformational project costs[3]	62,965	107,475	(44,510)	(41.4)
Impact of acquisition-related costs[4]	115,889	139,173	(23,284)	(16.7)
Impact of bad debt reserve adjustments[5]	(4,425)	(27,999)	23,574	84.2
Operating income adjusted for Certain Items (Non-GAAP)	**3,210,407**	**2,638,373**	**572,034**	**21.7**
Impact of currency fluctuations[1]	5,923	—	5,923	0.2
Comparable operating income adjusted for Certain Items using a constant currency basis (Non-GAAP)	**3,216,330**	**2,638,373**	**577,957**	**21.9**
Operating margin (GAAP)	**3.98%**	**3.42%**		**56 bps**
Operating margin adjusted for Certain Items (Non-GAAP)	**4.21%**	**3.84%**		**37 bps**
Operating margin adjusted for Certain Items using a constant currency basis (Non-GAAP)	**4.16%**	**3.84%**		**33 bps**
Interest Expense (GAAP)	**526,752**	**623,643**	**(96,891)**	**(15.5)**
Impact of loss on extinguishment of debt	—	(115,603)	115,603	NM
Interest expense adjusted for Certain Items (Non-GAAP)	**526,752**	**508,040**	**18,712**	**3.7**
Other expense (income) (GAAP)	**226,442**	**(23,916)**	**250,358**	**NM**
Impact of other non-routine gains and losses[6]	(194,459)	—	(194,459)	NM
Other expense (income) adjusted for Certain Items (Non-GAAP)	**31,983**	**(23,916)**	**55,899**	**NM**

Adjusted Operating Income and Adjusted Earnings Per Share Non-GAAP Reconciliations (Letter from CEO and Chair and Pay Versus Performance)

(in thousands, except for share and per share data)	2023 ($)	2022 ($)	Period Change ($)	Period Change (%)
Net earnings (GAAP)	**1,770,124**	**1,358,768**	**411,356**	**30.3**
Impact of inventory valuation adjustment[2]	(2,571)	73,224	(75,795)	NM
Impact of restructuring and transformational project costs[3]	62,965	107,475	(44,510)	(41.4)
Impact of acquisition-related costs[4]	115,889	139,173	(23,284)	(16.7)
Impact of bad debt reserve adjustments[5]	(4,425)	(27,999)	23,574	84.2
Impact of loss on extinguishment of debt	—	115,603	(115,603)	NM
Impact of other non-routine gains and losses[6]	194,459	—	194,459	NM
Tax impact of inventory valuation adjustment[7]	647	(18,902)	19,549	NM
Tax impact of restructuring and transformational project costs[7]	(15,847)	(27,743)	11,896	42.9
Tax impact of acquisition-related costs[7]	(29,166)	(35,926)	6,760	18.8
Tax impact of bad debt reserve adjustments[7]	1,114	7,228	(6,114)	(84.6)
Tax impact of loss on extinguishment of debt[7]	—	(29,841)	29,841	NM
Tax impact of other non-routine gains and losses[7]	(48,941)	—	(48,941)	NM
Impact of adjustments to uncertain tax positions	—	12,000	(12,000)	NM
Net earnings adjusted for Certain Items (Non-GAAP)	**2,044,248**	**1,673,060**	**371,188**	**22.2**
Diluted earnings per share (GAAP)	**3.47**	**2.64**	**0.83**	**31.4**
Impact of inventory valuation adjustment[2]	(0.01)	0.14	(0.15)	NM
Impact of restructuring and transformational project costs[3]	0.12	0.21	(0.09)	(42.9)
Impact of acquisition-related costs[4]	0.23	0.27	(0.04)	(14.8)
Impact of bad debt reserve adjustments[5]	(0.01)	(0.05)	0.04	80.0
Impact of loss on extinguishment of debt	—	0.22	(0.22)	NM
Impact of other non-routine gains and losses[6]	0.38	—	0.38	NM
Tax impact of inventory valuation adjustments[7]	—	(0.04)	0.04	NM
Tax impact of restructuring and transformational project costs[7]	(0.03)	(0.05)	0.02	40.0
Tax impact of acquisition-related costs[7]	(0.06)	(0.07)	0.01	14.3
Tax impact of bad debt reserve adjustments[7]	—	0.01	(0.01)	NM
Tax impact of loss on extinguishment of debt[7]	—	(0.06)	0.06	NM
Tax impact of other non-routine gains and losses[7]	(0.10)	—	(0.10)	NM
Impact of adjustments to uncertain tax positions	—	0.02	(0.02)	NM
Diluted earnings per share adjusted for Certain Items (Non-GAAP)[8]	**4.01**	**3.25**	**0.76**	**23.4**
Diluted shares outstanding	509,719,756	514,005,827		

(1) Represents a constant currency adjustment, which eliminates the impact of foreign currency fluctuations on the current year results.

(2) Fiscal 2023 represents an adjustment to a product return allowance, related to COVID-related personal protection equipment inventory. Fiscal 2022 represents a write-down of COVID-related personal protection equipment inventory due to the reduction in the net realizable value of inventory.

(3) Fiscal 2023 includes $20 million related to restructuring and severance charges and $43 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy. Fiscal 2022 includes $59 million related to restructuring and severance charges and $49 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy.

(4) Fiscal 2023 includes $105 million of intangible amortization expense and $10 million in acquisition and due diligence costs. Fiscal 2022 includes $106 million of intangible amortization expense and $33 million in acquisition and due diligence costs.

(5) Fiscal 2023 and fiscal 2022 represent the reduction of bad debt charges previously taken on pre-pandemic trade receivable balances in fiscal 2020.

(6) Fiscal 2023 primarily includes a pension settlement charge of $315 million that resulted from the purchase of a nonparticipating single premium group annuity contract that transferred defined benefit plan obligations to an insurer and $122 million in income from a litigation financing agreement.

(7) The tax impact of adjustments for Certain Items is calculated by multiplying the pretax impact of each Certain Item by the statutory rates in effect for each jurisdiction where the Certain Item was incurred.

(8) Individual components of diluted earnings per share may not add up to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings divided by diluted shares outstanding.

NM represents that the percentage change is not meaningful.

NET DEBT TO ADJUSTED EBITDA (LETTER FROM CEO AND CHAIR)

Net Debt to Adjusted EBITDA is a non-GAAP financial measure frequently used by investors and credit rating agencies. Our Net Debt to Adjusted EBITDA ratio is calculated using a numerator of our debt minus cash and cash equivalents, divided by the sum of the most recent four quarters of Adjusted EBITDA. In the table that follows, we have provided the calculation of our debt and net debt as a ratio of Adjusted EBITDA.

(in thousands)	July 1, 2023 ($)	July 2, 2022 ($)	July 3, 2021 ($)
Current Maturities of long-term debt	62,550	580,611	494,923
Long-term debt	10,347,997	10,066,931	10,588,184
Total Debt	**10,410,547**	**10,647,542**	**11,083,107**
Cash & Cash Equivalents	(745,201)	(867,086)	(3,007,123)
Net Debt	**9,665,346**	**9,780,456**	**8,075,984**
Adj. EBITDA for the previous 12 months	**3,846,576**	**3,327,350**	**2,154,985**
Debt/Adjusted EBITDA Ratio	**2.7**	**3.2**	**5.1**
Net Debt/Adjusted EBITDA Ratio	**2.5**	**2.9**	**3.7**

ADJUSTED EBITDA NON-GAAP RECONCILIATION (LETTER FROM CEO AND CHAIR AND BUSINESS HIGHLIGHTS)

(in thousands)	2023 ($)	2022 ($)	Period Change ($)	Period Change (%)
Net earnings (GAAP)	**1,770,124**	**1,358,768**	**411,356**	**30.3**
Interest (GAAP)	526,752	623,643	(96,891)	(15.5)
Income taxes (GAAP)	515,231	388,005	127,226	32.8
Depreciation and amortization (GAAP)	775,604	772,881	2,723	0.4
EBITDA (Non-GAAP)	**3,587,711**	**3,143,297**	**444,414**	**14.1**
Certain Item Adjustments:				
Impact of inventory valuation adjustment[1]	(2,571)	73,224	(75,795)	NM
Impact of restructuring and transformational project costs[2]	61,009	106,091	(45,082)	(42.5)
Impact of acquisition-related costs[3]	10,393	32,738	(22,345)	(68.3)
Impact of bad debt reserve adjustments[4]	(4,425)	(27,999)	23,574	84.2
Impact of non-routine gains and losses[5]	194,459	—	194,459	NM
EBITDA adjusted for Certain Items (Non-GAAP)[6]	**3,846,576**	**3,327,351**	**519,225**	**15.6**

(1) *Fiscal 2023 represents an adjustment to a product return allowance, related to COVID-related personal protection equipment inventory. Fiscal 2022 represents a write-down of COVID-related personal protection equipment inventory due to the reduction in the net realizable value of inventory.*

(2) *Fiscal 2023 and fiscal 2022 include charges related to restructuring and severance, as well as various transformation initiative costs, primarily consisting of changes to our business technology strategy, excluding charges related to accelerated depreciation.*

(3) *Fiscal 2023 and fiscal 2022 include acquisition and due diligence costs.*

(4) *Fiscal 2023 and fiscal 2022 represent the reduction of bad debt charges previously taken on pre-pandemic trade receivable balances in fiscal 2020.*

(5) *Fiscal 2023 primarily includes a pension settlement charge of $315 million that resulted from the purchase of a nonparticipating single premium group annuity contract that transferred defined benefit plan obligations to an insurer and $122 million in income from a litigation financing agreement.*

(6) *In arriving at adjusted EBITDA, Sysco does not adjust out interest income of $24 million and $7 million or non-cash stock compensation expense of $95 million and $122 million for fiscal 2023 and fiscal 2022, respectively.*

NM represents that the percentage change is not meaningful.

ADJUSTED OPERATING INCOME AND ADJUSTED EARNINGS PER SHARE NON-GAAP RECONCILIATIONS (PAY VERSUS PERFORMANCE)

(in thousands, except for share and per share data)	2022 ($)	2021 ($)	Period Change ($)	Period Change (%)
Sales (GAAP)	68,636,146	51,297,843	17,338,303	33.8
Impact of currency fluctuations[1]	178,629	—	178,629	0.3
Comparable sales using a constant currency basis (Non-GAAP)	68,814,775	51,297,843	17,516,932	34.1
Less 1 week fourth quarter sales	—	(1,152,635)	1,152,635	3.1
Comparable sales using a constant currency and a 52 week basis (Non-GAAP)	68,814,775	50,145,208	18,669,567	37.2
Comparable sales using a 52 week basis (Non-GAAP)	68,636,146	50,145,208	18,490,938	36.9
Cost of sales (GAAP)	56,315,622	41,941,094	14,374,528	34.3
Impact of inventory valuation adjustment[2]	(73,224)	—	(73,224)	(0.2)
Cost of Sales adjusted for Certain Items (Non-GAAP)	56,242,398	41,941,094	14,301,304	34.1
Less 1 week fourth quarter cost of sales	—	(944,365)	944,365	3.1
Cost of sales adjusted for Certain Items using a 52 week basis (Non-GAAP)	56,242,398	40,996,729	15,245,669	37.2
Gross Profit (GAAP)	12,320,524	9,356,749	2,963,775	31.7
Impact of inventory valuation adjustment[2]	73,224	—	73,224	0.8
Comparable gross profit adjusted for Certain Items (Non-GAAP)	12,393,748	9,356,749	3,036,999	32.5
Impact of currency fluctuations[1]	50,131	—	50,131	0.5
Comparable gross profit adjusted for Certain Items using a constant currency basis (Non-GAAP)	12,443,879	9,356,749	3,087,130	33.0
Less 1 week fourth quarter gross profit	—	(208,270)	208,270	3.0
Comparable gross profit adjusted for Certain Items using a constant currency and a 52 week basis (Non-GAAP)	12,443,879	9,148,479	3,295,400	36.0
Comparable gross profit adjusted for Certain Items using a 52 week basis (Non-GAAP)	12,393,748	9,148,479	3,245,269	35.5
Operating expenses (GAAP)	9,974,024	7,909,561	2,064,463	26.1
Impact of restructuring and transformational project costs[3]	(107,475)	(118,793)	11,318	(9.5)
Impact of acquisition-related costs[4]	(139,173)	(79,540)	(59,633)	(75.0)
Impact of bad debt reserve adjustments[5]	27,999	184,813	(156,814)	(84.9)
Operating expenses adjusted for Certain Items (Non-GAAP)	9,755,375	7,896,041	1,859,334	23.5
Impact of currency fluctuations[1]	50,908	—	50,908	0.7
Comparable operating expenses adjusted for Certain Items using a constant currency basis (Non-GAAP)	9,806,283	7,896,041	1,910,242	24.2
Less 1 week fourth quarter operating expense	—	(165,043)	165,043	2.6
Comparable operating expenses adjusted for Certain Items using a constant currency and a 52 week basis (Non-GAAP)	9,806,283	7,730,998	2,075,285	26.8
Comparable operating expenses adjusted for Certain Items using a 52 week basis (Non-GAAP)	9,755,375	7,730,998	2,024,377	26.2
Operating income (GAAP)	2,346,500	1,447,188	899,312	62.1
Impact of inventory valuation adjustment[2]	73,224	—	73,224	NM
Impact of restructuring and transformational project costs[3]	107,475	118,793	(11,318)	9.5
Impact of acquisition-related costs[4]	139,173	79,540	59,633	75.0
Impact of bad debt reserve adjustments[5]	(27,999)	(184,813)	156,814	84.9
Operating income adjusted for Certain Items (Non-GAAP)	2,638,373	1,460,708	1,177,665	80.6
Impact of currency fluctuations[1]	(776)	—	(776)	NM

(in thousands, except for share and per share data)	2022 ($)	2021 ($)	Period Change ($)	Period Change (%)
Comparable operating income adjusted for Certain Items using a constant currency basis (Non-GAAP)	**2,637,597**	**1,460,708**	**1,176,889**	**80.6**
Less 1 week fourth quarter operating expense	—	(43,227)	43,227	5.5
Comparable operating income adjusted for Certain Items using a constant currency and a 52 week basis (Non-GAAP)	**2,637,597**	**1,417,481**	**1,220,116**	**86.1**
Comparable operating income adjusted for Certain Items using a 52 week basis (Non-GAAP)	**2,638,373**	**1,417,481**	**1,220,892**	**86.1**

(1) Represents a constant currency adjustment, which eliminates the impact of foreign currency fluctuations on the current year results.

(2) Represents a write-down of COVID-related personal protection equipment inventory due to the reduction in the net realizable value of inventory.

(3) Fiscal 2022 includes $59 million related to restructuring and severance charges and $49 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy. Fiscal 2021 includes $63 million related to restructuring charges and $56 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy.

(4) Fiscal 2022 includes $106 million of intangible amortization expense and $33 million in acquisition and due diligence costs. Fiscal 2021 represents primarily intangible amortization expense.

(5) Fiscal 2022 and fiscal 2021 represent the reduction of bad debt charges previously taken on pre-pandemic trade receivable balances in fiscal 2020.

NM represents that the percentage change is not meaningful.

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1390 Enclave Parkway
Houston, Texas 77077-2099
281.584.1390
www.sysco.com